As confidentially submitted to the Securities and Exchange Commission on April 8, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Trio Petroleum Corp.

(Exact name of registrant as specified in its charter)

Delaware	1311	87-1968201
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4115 Blackhawk Plaza Circle, Suite 100

Danville, CA 94506

Telephone: (661) 324-3911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael L. Peterson

Chief Executive Officer

Trio Petroleum Corp.

4115 Blackhawk Plaza Circle, Suite 100

Danville, CA 94506

Telephone: (661) 324-3911

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq. Scott M. Miller, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105	Thomas J. Poletti, Esq. Veronica Lah, Esq. Manatt, Phelps & Phillips, LLP Park Tower 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED               , 2024

UP TO 46,666,667 SHARES OF COMMON STOCK

         PRE-FUNDED WARRANTS TO PURCHASE UP TO       SHARES OF COMMON STOCK

UP TO       SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE PRE-FUNDED WARRANTS

TRIO PETROLEUM CORP.

We are offering on a best-efforts basis up to 46,666,667 shares of our common stock, par value $0.0001 per share (the “Shares”) at an assumed public offering price of 0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024.

We are also offering to each purchaser of Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding shares of common stock immediately following the consummation of this offering the opportunity to purchase one Pre-Funded Warrant (in lieu of one share of common stock) (each a Pre-Funded Warrant”). A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one share of common stock. The purchase price of each Pre-Funded Warrant will be equal to the price per Share, minus $0.0001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Shares we are offering will be decreased on a one-for-one basis.

We are registering the Shares and the shares of common stock issuable from time to time upon the exercise of the Pre-Funded Warrants hereby.

Our common stock is listed on the NYSE American, under the symbol “TPET.” On April 2, 2024, the last reported sale price of our common stock was $0.15 per share. There is no established public trading market for the Pre-Funded Warrants. We do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

The public offering price for the Shares in this offering will be determined at the time of pricing, and may be at a discount to the then current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

The Shares and Pre-Funded Warrants, if any, will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two business days following the effective date of the registration statement of which this prospectus forms a part (the “Registration Statement”), and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor Spartan Capital Securities, LLC, whom we have engaged as the exclusive placement agent for this offering (“Spartan” or the “Placement Agent”) have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

We have engaged Spartan as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent is not purchasing or selling any of the securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering the actual public offering amount, Placement Agent’s fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the Placement Agent fees set forth in the table below. See “Plan of Distribution” in this prospectus for more information.

	Per Share	Total(2)
Public Offering Price	$	$
Placement Agent fees(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	In connection with this offering, we have agreed to pay to Spartan as placement agent a cash fee equal to 5.0% of the gross proceeds received by us in the Offering. We have also agreed to reimburse Spartan for all expenses related to the Offering up to $75,000 for reimbursement of legal expenses in connection with its engagement as placement agent See “Plan of Distribution.”
(2)	Assumes investors purchase only Shares and no Pre-Funded Warrants in this offering.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 18 of the prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Spartan Capital Securities LLC

The date of this prospectus is          , 2024

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

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ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, or in a related free writing prospectus, or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information.

We have not authorized any dealer, agent or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus, if any, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any related free writing prospectus, if any, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any related free writing prospectus, if any, is accurate on any date subsequent to the date set forth on the front of such, even though this prospectus and any related free writing prospectus is delivered or securities are sold on a later date.

We have not done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about and to observe any restrictions relating as to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Except where the context otherwise requires or where otherwise indicated, the terms “Trio Petroleum,” “TPET,” “we,” “us,” “our,” “our company,” “Company” and “our business” refer to Trio Petroleum Corp.

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PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 18 and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Business Overview

TPET is a California-based oil and gas exploration and development company headquartered in Danville, California, with its principal executive offices located at 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506, and with operations in Monterey County, California, and Uintah County, Utah. The Company was incorporated on July 19, 2021, under the laws of Delaware to acquire, fund, and operate oil and gas exploration, development and production projects, initially focusing on one major asset in California, the South Salinas Project (“South Salinas Project”).

We have had revenue-generating operations since the McCool Ranch Oil Field was restarted on February 22, 2024, and anticipate that we may receive first revenue from these operations in the second quarter of 2024, but have received no revenue from revenue-generating operations as of the date of this prospectus.

TPET was formed to initially acquire from Trio Petroleum LLC (“Trio LLC”) an approximate 82.75% working interest, which was subsequently increased to an approximate 85.75% working interest, in the large, approximately 9,300-acre South Salinas Project that is located in Monterey County, California, and subsequently partner with certain members of Trio LLC’s management team to develop and operate those assets. TPET holds an approximate 68.6% interest after the application of royalties (“net revenue interest”) in the South Salinas Project. Trio LLC holds an approximate 3.8% working interest in the South Salinas Project. TPET and Trio LLC are separate and distinct companies.

California is a significant part of TPET’s geographic focus and we recently acquired a 22% working interest in the McCool Ranch Oil Field (the “McCool Ranch Oil Field”, “McCool Ranch Field” or “McCool Ranch”) in Monterey County, California. TPET’s interests also extend beyond California and we recently acquired an interest in the Asphalt Ridge Project in Uintah County, Utah. We may acquire additional assets both inside and outside of California and Utah.

For the year ended October 31, 2022, we generated no revenues, reported a net loss of $3,800,392 and cash flows used in operating activities of $502,144. For the year ended October 31, 2023, we generated no revenues, reported a net loss of $6,544,426 and cash flows used in operating activities of $4,036,834. For the three months ended January 31, 2024, we generated no revenues, reported a net loss of $1,702,048 and cash flows used in operating activities of $774,431. As of October 31, 2023 and January 31, 2024, we had an accumulated deficit of $10,446,882 and $12,148,930 respectively. There is substantial doubt regarding our ability to continue as a going concern as a result of our accumulated deficit and no source of revenue sufficient to cover our cost of operation as well as our dependence on private equity and financings. See “Risk Factors-Risks Relating to Our Business-We have a history of operating losses, our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended October 31, 2023 and 2022.”

Recent Business Developments

South Salinas Project

The Company has determined that production testing may resume at the HV-3A discovery well at Presidents Field. Testing on pump at this well resumed on March 22, 2024.

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McCool Ranch Oil Field Purchase Agreement

On October 16, 2023, TPET entered into a Purchase and Sale Agreement with Trio LLC (the “McCool Ranch Purchase Agreement”) pertaining to the McCool Ranch Oil Field. Pursuant to this agreement, effective October 1, 2023, we acquired an approximate 22% working interest in and to certain oil and gas assets at the McCool Ranch Field, which is located in Monterey, County, California, just seven miles from our flagship South Salinas Project. The assets are situated in what is known as the “Hangman Hollow Area” of the McCool Ranch Field. The acquired property is a relatively new oil field (discovered in 2011) developed with six oil wells, one water-disposal well, steam generator, boiler, three 5,000 barrel tanks, 250 barrel test tank, water softener, two freshwater tanks, two soft water tanks, in-field steam pipelines, oil pipelines and other facilities. The property is fully and properly permitted for oil and gas production, cyclic-steam injection and water disposal. We are acquiring the working interest at McCool Ranch through primarily work commitment expenditures that are being allocated to restart production at the field and establish cash flow for us, with upside potential given the numerous undrilled infill and development well locations. Oil production was restarted on February 22, 2024.

McCool Ranch successfully restarted field operations, including the restarting of oil production at the 58X and HH-1 wells. These two wells were restarted on February 22, 2024, and the HH-1 well at McCool Ranch has been producing about 47 barrels of oil per day since it was put back on cold production. The 58X well at McCool Ranch was also put back on production but was temporarily idled in order to perform a heat treatment that the Company expects to be accomplished by the second quarter of 2024.

Given the successful restart of overall field operations and of the first two wells, the Company has funded the startup of a third well, the 35X well, which is expected to potentially produce similarly to the 58X well (the 35X and 58X wells are both vertical wells with similar oil columns in the Lombardi Oil Sand and with similar subsurface borehole completions). The 35X well at McCool Ranch has been hooked up to power and the Company expects for it to be put back on production shortly.

Following the success of the McCool Ranch wells, the Company hopes, with the use of a portion of the proceeds of this offering,, to also restart the last two wells in the restart program, the HH-3 and HH-4 wells, in the second quarter of 2024. All water produced from these wells will be disposed in the on-site water disposal well.

The aforementioned initial three wells at McCool Ranch are each being restarted and produced “cold” (i.e. without steam injection), which allows for lower operating costs, and each will be produced cold as long as profitable. When appropriate, TPET will transition each well to cyclic-steam operations, also known as “huff and puff,” which is expected to significantly increase production. Wells in McCool Ranch historically produced oil favorably during cyclic-steam operations. The wells in McCool Ranch historically have responded favorably when cyclic-steam operations have been applied.

The HH-1 well was initially produced cold for about 380 days in 2012-2013, during which time peak production was about 156 barrels of oil per day (“BOPD”), average production was about 35 BOPD and cumulative production was about 13,147 barrels of oil (“BO”). The 58X well was initially produced cold for about 230 days in 2011-2013, during which time peak production was about 41 BOPD, average production was about 13 BOPD and cumulative production was about 2,918 BO.

KLS Petroleum Consulting LLC (“KLSP”), a third-party, independent engineering firm, recommends that McCool Ranch be developed with horizontal wells, each landed in the Lombardi Oil Sand with a 1,000-foot lateral. Management estimates that TPET’s property can probably accommodate approximately 22 additional such horizontal wells and that TPET accordingly may commence a drilling program in sometime in the second or third quarters of 2024. TPET expects to add the reserve value of the McCool Ranch Field to the Company’s reserve report after a brief period of observation and review of the oil production that was restarted on February 22, 2024.

3

Asphalt Ridge Option Agreement and the Lafayette Energy Leasehold Acquisition and Development Option Agreement

On November 10, 2023, TPET entered into a Leasehold Acquisition and Development Option Agreement (the “Asphalt Ridge Option Agreement”) with Heavy Sweet Oil LLC (“HSO”). Pursuant to the Asphalt Ridge Option Agreement, the Company acquired an option to purchase up to a 20% working interest in certain leases at a long-recognized, major oil accumulation in northeastern Utah, in Uintah County, southwest of the city of Vernal, totaling 960 acres. HSO holds the right to such leases below 500 ft depth from surface and the Company acquired the option to participate in HSO’s initial 960 acre drilling and production program (the “HSO Program”) on such Asphalt Ridge Leases. TPET also holds the right of first refusal to participate with up to 20% working interest on the greater approximate 30,000 acre leasehold at terms offered to other third-parties. On December 29, 2023, the Company and HSO entered into an Amendment to Leasehold Acquisition and Development Agreement (the “Amendment to the Asphalt Ridge Option Agreement”), pursuant to which the Company and HSO amended the Asphalt Ridge Option Agreement to provide that, within three (3) business days of the effective date of the Amendment to the Asphalt Ridge Option Agreement, the Company would fund $200,000 of the $2,000,000 total purchase price in advance of HSO satisfying the closing conditions set forth in the Asphalt Ridge Option Agreement, in exchange for the Company receiving an immediate 2% interest in the Asphalt Ridge Leases, which advanced funds would be used solely for the building of roads and related infrastructure in furtherance of the development plan. In January, 2024, the Company funded an additional $25,000 resulting in a 2.5% interest in the Asphalt Ridge Leases. See “Business - Recent Developments” for further information on our acquisition of working interests in the Heavy Sweet Program.

The Asphalt Ridge Project, according to J. Wallace Gwynn of Energy News, is estimated to be the largest measured tar sand resource in the United States, and is unique given its low wax and negligible sulfur content, which is expected to make the oil produced very desirable for many industries, including shipping.

Asphalt Ridge is a prominent, northwest-southeast trending topographic feature (i.e., a dipping slope called a hog’s back or cuesta) that crops-out along the northeast flank of the Uinta Basin. The outcrop is comprised largely of Tertiary and Cretaceous age sandstones that are locally highly-saturated with heavy oil and/or tar. The oil-saturated sandstones extend into the shallow subsurface of the Uinta Basin to the southwest, which is the site of the Asphalt Ridge Development Project, and where the sandstones are estimated in various independent studies to contain billions of barrels of oil-in-place. The project leasehold comprises over 30,000 acres and trends northwest-southeast, along the trend of Asphalt Ridge, over a distance of about 20 miles.

The area has been underdeveloped for decades due, in large part, to lease ownership issues and the definition of heavy oil falling under mining regulations in the State of Utah. These factors created conflict between surface rights and subsurface mineral rights and were obstacles to developing the asset using proven advanced cyclic-steam production techniques. Necessary permits have now been secured that should allow drilling to commence by our operating partner. HSO hopes to continue to work with the State of Utah to supplement prior receipt of permits with other state incentives, including working with the State on an arrangement requiring only an 8% state royalty in connection with this project.

An early development phase contemplates the development of 240 acres with an estimated 119 wells in the Northwest Asphalt Ridge Area. The plan is to develop the 240 acres using advanced cyclic-steam production techniques, including initial CO2 injection. This phase contemplates seventeen 7-spot hexagonal well patterns on 2 ½ acre spacing (a 7-spot has a central steam/CO2 injection well that is surrounded by six producing oil wells). Upgrades have been made to existing roads and well pads as part of this early development phase.

Two oil-saturated Cretaceous sandstones are targeted for development at Asphalt Ridge: the Rimrock Sandstone and the underlying Asphalt Ridge Sandstone. An internationally regarded reserve auditing firm (the “Reserve Auditor”) indicated in a November, 2023, report that the aforementioned two oil sands in the aforementioned 240 acre initial development area comprised estimated gross (100%) contingent resources ranging from a low estimate (1C) of about 42 million barrels of oil (BO) to a high estimate (3C) of about 92 million BO, with the Best Estimate (2C) being about 66 million BO. The Reserve Auditor estimated the 2C net contingent cash flow, discounted at 10%, at about $1 billion US dollars. TPET expects to add the reserve value of the Asphalt Ridge Project to the Company’s reserve report after a brief period of observation and review of the oil development operations that are anticipated to commence sometime in the second or third quarters of 2024.

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Carbon Capture and Storage Project as part of Company’s South Salinas Project

TPET is committed to attempting to reduce its own carbon footprint and, where possible, that of others. For this reason, TPET is taking initial steps to launch a Carbon Capture and Storage (CCS) project as part of the South Salinas Project. The South Salinas Project appears ideal for a CCS project. The South Salinas Project covers a vast area and is uniquely situated at a deep depocenter where there are thick geologic zones (e.g., Vaqueros Sand, up to approximately 500’ thick), about two miles deep, which could accommodate and permanently store vast volumes of CO2. Four existing deep wells in the South Salinas Project (i.e., the HV 1-35, BM 2-2, BM 1-2-RD1 and HV 3-6 wells) are excellent candidates for use as CO2 injection wells. A CCS project in the future may help reduce TPET’s carbon footprint by sequestering and permanently storing CO2 deep underground at one or more deep wells, away from drinking water sources. Furthermore, three of the aforementioned deep wells are directly located on three idle oil and gas pipelines that could be used to import CO2 to the Company’s CCS Project. TPET has opened discussions with third parties who wish to reduce their own greenhouse gas emissions and who may be interested in participating in our CCS project. TPET believes it feasible to develop the major oil and gas resources of the South Salinas Project and to concurrently establish a substantial CCS project and potentially a CO2 storage hub and/or Direct Air Capture (DAC) hub. See “Business - Recent Developments” for further information on the CCS project.

Market Opportunity

We believe that we can establish oil and gas operations that have the potential to achieve profitability in California and Utah, where we currently have projects, and elsewhere.

The oil and gas industry is operationally challenging in California, where we have the South Salinas and McCool Ranch assets, due primarily to regulatory issues and to efforts to facilitate an energy transition away from fossil fuels, but California nevertheless is a major consumer of petroleum products, and TPET believes that it has the capacity to continue to operate in California and that the market for oil and gas in California will remain strong for the foreseeable future. Furthermore, TPET is attempting to launch a Carbon Capture and Storage Project as part of the South Salinas Project, consistent with efforts in California to reduce carbon footprint. The Company hopes and expects TPET’s commitment to reduce carbon footprint through a Carbon Capture and Storage Project to be viewed favorably by California regulatory bodies, perhaps helping to facilitate operations at the South Salinas Project and elsewhere.

The oil and gas industry currently appears operationally favorable in Utah, where we have the Asphalt Ridge asset. TPET believes that the overall operating environment and the market for oil and gas in Utah should remain favorable for the foreseeable future.

TPET’s operations may help meet the USA’s demanding oil and gas needs that are expected to remain strong for the foreseeable future, while supporting the country’s goal of energy independence, and supporting local and state economies with tax revenue and jobs. TPET’s Carbon Capture and Storage Project may help reduce the Company’s and California’s carbon footprint.

Table 1: Estimated Undeveloped Reserves and Cash Flow

ESTIMATED UNDEVELOPED RESERVES AND CASH FLOW

A.	Phase 1 Undeveloped Reserve Categories	Net Trio Undeveloped Oil Reserves (Stock Tank Barrels)	Net Trio Undeveloped Gas Reserves (1000 CF, or MCF)	Net Trio Undeveloped Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Probable (P2) Undeveloped of Limited Phase 1	1,975,000.0	2,022,900.0	2,312,150.0	$95,573,000.00	$28,194,000.00
	Possible (P3) Undeveloped of Limited Phase 1	3,742,000.0	6,732,400.0	4,864,066.7	$262,325,000.00	$108,855,000.00

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B.	Phase 2 Undeveloped Reserve Categories	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Probable (P2) Undeveloped of Limited Phase 2	3,123,900.0	3,206,800.0	3,658,366.7	$145,127,000.00	$34,001,000.00
	Possible (P3) Undeveloped of Limited Phase 2	7,258,300.0	11,603,200.0	9,192,166.7	$499,464,000.00	$174,621,000.00

C.	Undeveloped Reserve Category by Development Plan Phase, for Limited Phases 1 & 2	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Probable (P2) Undeveloped of Limited Phase 1	1,975,000.0	2,022,900.0	2,312,150.00	$95,573,000.00	$28,194,000.00
	Probable (P2) Undeveloped of Limited Phase 2	3,123,900.0	3,206,800.0	3,658,366.67	$145,127,000.00	$34,001,000.00
	Total Probable (P2) Undeveloped of Limited Phases 1 & 2	5,098,900.0	5,229,700.0	5,970,516.67	$240,700,000.00	$62,195,000.00

D.	Undeveloped Reserve Category by Development Plan Phase, for Limited Phases 1 & 2	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Possible (P3) Undeveloped of Limited Phase 1	3,742,000.0	6,732,400.0	4,864,066.67	$262,325,000.00	$108,855,000.00
	Possible (P3) Undeveloped of Limited Phase 2	7,258,300.0	11,603,200.0	9,192,166.67	$499,464,000.00	$174,621,000.00
	Total Possible (P3) Undeveloped of Limited Phases 1 & 2	11,000,300.0	18,335,600.0	14,056,233.33	$761,789,000.00	$283,476,000.00

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E.	Undeveloped Reserve Category for Entire Project, Full Field Development	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Total Probable (P2) Undeveloped: Entire Project, Full Field Development	38,996,000.0	39,963,900.0	45,656,650.00	$1,844,194,000.00	$407,595,000.00
	Possible (P3) Undeveloped: Entire Project, Full Field Development	92,376,000.0	148,778,400.0	117,172,400.00	$6,356,981,000.00	$1,998,235,000.00

Reasonable Expectations of Reserve Analyses

This prospectus provides a summary of risks and detailed discussions of risks relating to our business and risks related to this offering. The Company recognizes these risks as being real and substantial.

Nevertheless, the Company has reasonable expectations that the Company’s South Salinas Project should prove to be economically viable assets, that the Company should have adequate funding to develop these assets, that there should exist the legal right to develop these assets, and that the Company should be able to establish long-term production and to deliver oil and natural gas to markets, recognizing as discussed elsewhere hereunder that there are technical risks and that there may be project delays and/or obstacles related to obtaining necessary permits from regulatory agencies and/or related to other matters. Notwithstanding the foregoing, there is no assurance that any of the foregoing expectations will be realized. Furthermore and more specifically, the Company has a reasonable expectation that the primary governmental regulatory agencies that are currently and/or that will be involved in the permitting processes, which agencies will primarily be CalGEM, State Water Boards and Monterey County, should determine to approve the Company’s applications for permits for various reasons that are discussed elsewhere in this prospectus, although there can be no assurance of our obtaining any of such approvals.

Additionally, TPET does not yet have a final reserve report for the McCool Ranch Oil Field, but plans to add the reserve value of the McCool Ranch Field to the Company’s reserve report after a brief period of observation and review of the oil production that was restarted on February 22, 2024. Nevertheless, TPET has reasonable expectations that the McCool Ranch Oil Field should prove to have economic reserves based, in part, on an in-progress evaluation by KLS Petroleum Consulting LLC (“KLSP”), a third-party, independent engineering firm, and based on various historical analyses by other independent third-party reservoir engineers, and based also on the experience of the field operator Trio LLC. TPET has reasonable expectation that the McCool Ranch Oil Field should prove to have economic reserves, that the Company should have adequate funding to develop the reserves, and that there should exist the legal right to develop the Company’s reserves at McCool Ranch, including the rights to full-field development and to long-term production, rights to cyclic-steam operations and water disposal and similar matters, recognizing as discussed elsewhere hereunder that there are technical risks and that there may be project delays and/or obstacles related to obtaining necessary permits from regulatory agencies and/or related to other matters. Notwithstanding the foregoing, there is no assurance that any of the foregoing expectations will be realized. Furthermore and more specifically, the Company has a reasonable expectation that the primary governmental regulatory agencies that are currently and/or that will be involved in the permitting processes, which agencies will primarily be CalGEM, State Water Boards and Monterey County, should determine to approve the Company’s applications for permits for various reasons that are discussed elsewhere in this prospectus.

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TPET has a reserve report dated November, 2023 for the Asphalt Ridge Project from an internationally regarded reserve auditing firm (the “Reserve Auditor”), pertaining to an initial 240 acre development area at NW Asphalt Ridge. The Reserve Auditor indicated in the report that the aforementioned initial 240 acre development area at NW Asphalt Ridge comprised estimated gross (100%) contingent resources ranging from a low estimate (1C) of about 42 million barrels of oil (BO) to a high estimate (3C) of about 92 million BO, with the Best Estimate (2C) being about 66 million BO. The Reserve Auditor estimated the 2C net contingent cash flow, discounted at 10%, at about $1 billion US dollars. TPET has reasonable expectations that the aforementioned contingent resources at the Asphalt Ridge Project may be upgraded to reserves approximately as estimated after a brief period of observation and review of the oil development operations that are anticipated to commence in the second or third quarters of 2024, that the Company should have adequate funding to develop the reserves, and that there should exist the legal right to develop the Company’s reserves in the Asphalt Ridge Project, including the rights to full-field development and to long-term production, recognizing as discussed elsewhere hereunder that there are technical risks and that there may be project delays and/or obstacles related to obtaining necessary permits from regulatory agencies and/or related to other matters. Notwithstanding the foregoing, there is no assurance that any of the foregoing expectations will be realized. TPET expects to add the reserve value of the Asphalt Ridge Project to the Company’s reserve report after a brief period of observation and review of the oil development operations that are anticipated to commence in the second or third quarters of 2024.

For additional information on risks and detailed discussions of risks relating to our business and risks related to this offering, see “Risks Relating to Our Business - We may face delays and/or obstacles in project development due to difficulties in obtaining necessary permits from federal, state, county and/or local agencies, which may materially affect our business;” “Risks Relating to Our Business - We face substantial uncertainties in estimating the characteristics of our assets, so you should not place undue reliance on any of our measures;” “Risks Relating to Our Business - The drilling of wells is speculative, often involving significant costs that may be more than our estimates, and drilling may not result in any discoveries or additions to our future production or future reserves, or it may result in disproving or diminishing our current reserves; “Risks Relating to Our Business - Seismic studies do not guarantee that oil or gas is present or, if present, will produce in economic quantities; and “Risks Relating to Our Business - We are subject to numerous risks inherent to the exploration and production of oil and natural gas.”

Business Strategies

Our primary business strategies and objectives currently are to develop our existing assets at the South Salinas Project, McCool Ranch Oil Field and Asphalt Ridge Project, and to acquire additional economically attractive oil and/or gas assets in California, Utah and elsewhere.

TPET’s current strategy and focus at the South Salinas Project is multifaceted and includes restarting oil and gas production at the HV-3A discovery well at Presidents Field, securing approval from CalGEM and WaterBoards of a proposed short-term water-disposal program that should significantly reduce lease operating costs, evaluating options for drilling the HV-2 and HV-4 wells, evaluating options for accelerating the further testing of Humpback Field and particularly the Vaqueros Sand and the Monterey Formation Blue-Zone reservoir objectives, launching a Carbon Capture and Storage Project, pursuing permits for full field development, and similar matters. The Company recently determined that existing permits allow production testing to continue at the HV-3A well at Presidents Field and, consequently, testing operations have been restarted at this well. A pumping unit, tanks and other equipment were moved to the HV-3A site during the second week of March, 2024, after delays due to historically high atmospheric rivers of heavy rainfall that delayed field operations, and the restart of production at the HV-3A well occurred on March 22, 2024. The HV-3A well was initially production-tested for approximately 37 days in 2018-2019, during which time peak production was about 154 BOPD, average production was about 33 BOPD and cumulative production was about 900 BO. After being shut-in for about six weeks in 2018-2019, the well began flowing oil and gas to surface. The HV-3A oil is high-quality, mid-gravity oil (approximately 18.5° to 22.4° API gravity). Operations at HV-3A do not require steam due to the favorable viscosity of the mid-gravity oil. TPET believes that there are opportunities to significantly increase the aforementioned 33 BOPD rate, for example by adding up to 650 feet of additional perforations in the oil zone, acidizing the well for borehole cleanup, utilizing another new borehole treatment that is under review, and other methods and operations under consideration. TPET believes that production at HV-3A can be significantly increased over the previous levels.

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TPET’s current strategy and focus at McCool Ranch is to continue to produce the recently restarted 58X and HH-1 wells, to next restart the 35X well, and subsequently restart the HH-3 and HH-4 wells, and subsequently commence permitting and drilling new wells in the field. KLS Petroleum Consulting LLC (“KLSP”), a third-party, independent engineering firm, recommends that McCool Ranch be developed with horizontal wells, each landed in the Lombardi Oil Sand with a 1,000-foot lateral. TPET’s property can probably accommodate approximately 22 additional such horizontal wells and TPET accordingly may commence a drilling program in in the second or third quarters of 2024. TPET expects to add the reserve value of the McCool Ranch Field to the Company’s reserve report after a brief period of observation and review of the oil production that was restarted on February 22, 2024.

TPET’s current strategy and focus at the Asphalt Ridge asset is to fund the remaining portion of our option to acquire a 20% working interest. We believe this asset has potential to produce significant future revenues for the Company. We will be closely monitoring a three-well drilling program that may commence in the second or third quarters of 2024. TPET expects to add the reserve value of the Asphalt Ridge Project to the Company’s reserve report after a brief period of observation and review of the oil development operations that are anticipated to commence in the second or third quarters of 2024.

TPET’s primary strategies and objectives are focused on growing the Company into a highly profitable, independent oil and gas company.

Trio LLC’s Services as an Operator in California

Trio LLC is a licensed Operator in California and currently operates the South Salinas Project and the McCool Ranch Oil Field on behalf of TPET and other working interest owners. Trio LLC operates these assets pursuant to joint operating agreements (“JOAs”) between and among Trio LLC and the non-operating, third-party, working interest owners. The non-operating parties have agreed under the JOAs to have the Operator explore and develop these assets for the production of oil and gas as provided thereunder. Trio LLC, as Operator, generally conducts and has significant control of operations, subject to the limitations and constraints of the JOAs, and acts in the capacity of an independent contractor. Operator is obligated to conduct its activities under the JOAs as a reasonable prudent operator, in good workmanlike manner, with due diligence and dispatch, in accordance with good oilfield practices, and in compliance with applicable laws and regulations.

TPET holds an approximate 85.75% working interest and Trio LLC an approximate 3.8% working interest in the South Salinas Project. TPET and Trio LLC each hold an approximate 21.918315% working interest in the McCool Ranch Oil Field. TPET and Trio LLC are separate and distinct companies.

Trio LLC has significant prior experience in oil and gas operations, exploration and production in California and an experienced management team. Some of the members of Trio LLC’s management team are also senior executives of the Company.

Our Growth Strategy

TPET’s goal is the building and growing of a substantial independent oil and gas company by developing and/or producing the South Salinas Project, McCool Ranch Oil Field and Asphalt Ridge Asset, and by acquiring and developing other oil and gas assets. Since our initial public offering, we have added working interests in the McCool Ranch Oil Field and the Asphalt Ridge Project to our asset portfolio, growing from one project to three projects. Additionally, the Company is evaluating other oil and gas projects that are candidates for acquisition. Our primary business strategies and objectives currently are to develop our existing assets at the South Salinas Project, McCool Ranch Oil Field and Asphalt Ridge Project, and to acquire additional economically attractive oil and/or gas assets in California, Utah and elsewhere.

Competition

There are many large, medium, and small-sized oil and gas companies and third-parties that are our competitors. Many of these competitors have extensive operational histories, experienced oil and gas industry management, profitable operations, and significant reserves and funding resources. Our efforts to acquire additional oil/gas properties in California and elsewhere may be met with competition.

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Government Regulation

We are subject to a number of federal, state, county and local laws, regulations and other requirements relating to oil and natural gas operations. The laws and regulations that affect the oil and natural gas industry are under constant review for amendment or expansion. Some of these laws, regulations and requirements result in challenges, delays and/or obstacles in obtaining permits, and some carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business, can affect and even obstruct our operations and, consequently, can affect our profitability. These burdens include regulations relating to transportation of oil and gas, drilling and production and other regulatory matters. See “Business - Government Regulation” beginning on page 65.

Recent Loan and Financing

March 2024 Debt Financing

The Company executed a Securities Purchase Agreement, dated March 27, 2024 (the “SPA”) with an institutional investor (the “March 2024 Investor”), which March 2024 Investor signed and funded on April 5, 2024, and pursuant to which the Company raised gross proceeds of $184,500 and received net proceeds of $164,500, after payment of offering expenses (the “March 2024 Debt Financing”). The SPA contains certain representations and warranties by the March 2024 Investor and the Company and customary closing conditions.

In connection with the March 2024 Debt Financing, the Company issued an unsecured promissory note to the March 2024 Investor, dated March 27, 2024, in the principal amount of $211,500, having an original issue discount of $27,000 or approximately 13% (the “March 2024 Investor Note”). Interest accrues on the March 2024 Investor Note at a rate of 12% per annum and the maturity date of the March 2024 Investor Note is January 30, 2025 (the “March 2024 Investor Note Maturity Date”). The March 2024 Investor Note provides for five payments of principal and accrued interest which are payable: (i) $118,440 on September 30, 2024; (ii) $29,610 on October 30, 2024; (iii) $29,610 on November 30, 2024; (iv) $29,610 on December 30, 2024; and (v) $29,610 on January 30, 2025. The Company may prepay the March 2024 Investor Note, in full and not in part, any time during the 180 day period after the issuance date of the Investor Note at a 3% discount to the outstanding amount of principal and interest due and payable; provided, that in the event of a prepayment, the Company will still be required to pay the full amount of interest that would have been payable through the term of the March 2024 Investor Note, in the amount of $25,380. The Investor Note contains provisions constituting an Event of Default (as such term is defined in the March 2024 Investor Note) and, upon an Event of Default, the March 2024 Investor Note will be accelerated and become due and payable in an amount equal to 150% of all amounts due and payable under the March 2024 Investor Note with interest at a default rate of 22% per annum. In addition, upon an Event of Default, the March 2024 Investor has the right to convert all or any outstanding amount of the March Investor Note into shares of the Company’s common stock at a conversion price equal to the greater of (i) 75% of the Market Price (as such term is defined in the March 2024 Investor Note) or (ii) the conversion floor price, which is $0.07117 (the “Floor Price”); provided, however, that the Floor Price shall not apply after October 5, 2024, and thereafter, the conversion price will be 75% of the Market Price. Issuance of shares of common stock to the March 2024 Investor is subject to certain beneficial ownership limitations and not more than 19.99% of the shares of common stock outstanding on March 29, 2024 may be issued upon conversion of the March 2024 Investor Note. The conversion price is also subject to certain adjustments or other terms in the event of (i) mergers, consolidations or recapitalization events or (ii) certain distributions made to holders of shares of common stock.

Loan from Chief Executive Officer

On March 26, 2024, our Chief Executive Officer made a loan to us in the principal amount of $125,000 (the “Peterson Loan”). For further information on the Peterson Loan see “Certain Relationships and Related Party Transactions – Related Party Transactions – Loan from Chief Executive Officer.”

Summary of Risk Factors

Investing in our Common Stock involves risks. In addition, our business and operations are subject to a number of risks, which you should be aware of prior to making a decision to invest in our Common Stock. These risks are discussed more-fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. Below is a summary of these risks.

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Risks Relating to Our Business

●	We have a history of operating losses, our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended October 31, 2023 and 2022.

●	We may face delays and/or obstacles in project development due to difficulties in obtaining necessary permits from federal, state, county and/or local agencies, which may materially affect our business.

●	Due to our contractor model for drilling operations, we will be vulnerable to any inability to engage one or more drilling rigs and associated drilling personnel.

●	We are operating in a highly capital-intensive industry, and any sales of produced oil and gas may be insufficient to fund, sustain, or expand revenue-generating operations.

●	We face substantial uncertainties in estimating the characteristics of our assets, so you should not place undue reliance on any of our measures.

●	There are uncertainties and risks in the drilling of wells, often involving significant costs that may be more than our estimates, and drilling may not result in any discoveries or additions to our future production or future reserves, or it may result in disproving or diminishing our current reserves.

●	We have been an exploration stage entity and our future performance is uncertain.

●	We are dependent on certain members of our management and technical team.

●	Seismic studies do not guarantee that oil or gas is present or, if present, will produce in economic quantities.

●	The potential lack of availability of, or cost of, drilling rigs, equipment, supplies, personnel, and crude oil field services could adversely affect our ability to execute on a timely basis exploration and development plans within any budget.

●	Our business plan requires substantial additional capital, which we may be unable to raise on acceptable terms in the future, which may in turn limit our ability to develop our exploration, appraisal, development and production activities.

●	A substantial or extended decline in global and/or local oil and/or natural gas prices may adversely affect our business, financial condition and results of operations.

●	Unless we replace our petroleum reserves, our reserves and production will decline over time. Our business is dependent on the successful development of our various current petroleum assets and projects and/or on continued successful identification and exploitation of other petroleum assets and prospects, whereas the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

●	Our inability to access appropriate equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets or delay our future oil and natural gas production.

●	We are subject to numerous risks inherent to the exploration and production of oil and natural gas.

●	We are subject to drilling and other operational environmental hazards.

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●	The development schedule of oil and natural gas projects, including the availability and cost of drilling rigs, equipment, supplies, personnel and oilfield services, is subject to delays and cost overruns.

●	Participants in the oil and gas industry are subject to numerous laws that can affect the cost, manner or feasibility of doing business.

●	We and our operations are subject to numerous environmental, health and safety regulations which may result in material liabilities and costs.
●	Our operations may be dependent on sources of electricity and/or natural gas that may be unreliable or costly.

●	We expect continued and increasing attention to climate change and energy transition issues and associated regulations to constrain and impede the oil/gas industry.

●	We may incur substantial losses and become subject to liability claims as a result of future oil and natural gas operations, for which we may not have adequate insurance coverage.

●	We may be subject to risks in connection with acquisitions and the integration of significant acquisitions may be difficult.

●	If we fail to realize the anticipated benefits of a significant acquisition, our results of operations may be adversely affected.

●	The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

●	We are subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service, states in which we conduct business, and other tax authorities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be materially adversely affected.

●	Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

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Risks Relating to This Offering

●	There can be no assurance that an active and liquid trading market for our Common Stock will continue or that we will be able to continue to comply with the NYSE American’s continued listing standards.

●	Our share price may be volatile, and purchasers of our Common Stock could incur substantial losses.

●	A substantial portion of our total issued and outstanding shares may be sold into the market at any time. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

●	The concentration of our share capital ownership among our largest shareholders, and their affiliates, will limit your ability to influence corporate matters.

●	Our Common Stock may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

●	Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	We do not intend to pay dividends on our Common Stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our shares appreciates.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an “emerging growth company” we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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We may take advantage of these provisions until October 31, 2028, which is the last day of our fiscal year following the fifth anniversary of the consummation of our initial public offering (“IPO”). However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.235 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period, or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part (the “Registration Statement”) and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our Common Stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our Common Stock) or a public float (based on our Common Stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

Corporate Information

We were formed as a Delaware corporation in July 2021. Our headquarters are in Danville, California, and our principal executive offices are located at 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506, and our telephone number is (661) 324-3911. Our website address is www.trio-petroleum.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

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Summary of the Offering

Securities to be Offered

Up to 46,666,667 Shares on a best-efforts basis, at an assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April

2, 2024.

We are also offering to each purchaser, with respect to the purchase of Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase one Pre-Funded Warrant in lieu of one share of common stock. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one share of common stock. The purchase price per Pre-Funded Warrant will be equal to the price per Share, minus $0.0001, and the exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-Funded Warrants are exercised in full. For more information regarding the Pre-Funded Warrants, you should carefully read the section titled “Description of Our Securities” in this prospectus.

Size of Offering	Up to $7,000,000 of Shares and/or Pre-Funded Warrants.

Assumed Subscription Price Per Share	$0.15 (or $0.1499 per Pre-Funded Warrant in lieu of one share of common stock), which was the reported closing price of our common stock on the NYSE American, on April 2, 2024.

Common Stock Outstanding Prior to This Offering	47,228,616 shares (as of April 8, 2024)

Common Stock Outstanding after This Offering	Up to 93,895,283 shares (assuming no issuance or exercise of Pre-Funded Warrants) and an assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024

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Use of Proceeds	Assuming that all 46,666,667 Shares are sold in this offering at an assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on NYSE American on April 2, 2024, and assuming no issuance of Pre-Funded Warrants, we estimate the net proceeds of the Offering, after the deduction of placement agent fees and expenses and other offering expenses will be approximately $6,222,500. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds. We intend to use the net proceeds from this offering for general corporate purposes, which may include investor relations, research and development expenses, capital expenditures, working capital and general and administrative expenses, and potential acquisitions of or investments in businesses, products and technologies that complement our business, although we have no present commitments or agreements to make any such acquisitions or investments as of the date of this prospectus. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. See “Risk Factors” for a discussion of certain risks that may affect our intended use of the net proceeds from this offering.

Market for Common Stock	Our common stock is listed on NYSE American under the symbol “TPET.”

Market for Pre-Funded Warrants	There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Pre-Funded Warrants, if any, on any securities exchange or recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants, if any, will be limited.

Risk Factors	An investment in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Best Efforts Offering	We have agreed to offer and sell the securities offered hereby to the purchasers through the Placement Agent. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” on page 94 of this prospectus.

The number of shares of common stock outstanding prior to this offering and to be outstanding after this offering is based on 47,228,616 shares of common stock outstanding as of April 8, 2024 and excludes:

●	up to 2,350,599 shares of common stock issuable upon the exercise of outstanding warrants at a weighted exercise price of $0.99 per share.
●	up to 120,000 shares of common stock issuable upon the exercise of outstanding options awarded under our 2022 Equity Incentive Plan at a weighted exercise price of $0.52 per share.
●	the issuance of up to 455,000 shares reserved and remaining available for issuance under our 2022 Equity Incentive Plan.

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SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the three months ended January 31, 2024, and 2023 and our balance sheet data at January 31, 2024 from our unaudited interim financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the years ended October 31, 2023, and 2022 and our balance sheet data at October 31, 2022 and 2021 from our audited financial statements included elsewhere in this prospectus. In the opinion of the management, the audited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section in this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results.

	Year Ended October 31, 2023	Year Ended October 31, 2022	Three Months Ended January 31, 2024	Three Months Ended January 31, 2023
Operating Expenses:
Exploration expense	$251,743	$28,669	$84,594	$-
General and administrative	3,311,886	768,379	947,268	124,256
Stock-based compensation	1,044,261	6,202	407,618	40,757
Accretion expense	2,778	2,778	695	695
Loss from Operations	(4,610,668)	(806,028)	(1,440,175)	(165,708)
Interest expense	791,811	1,661,981	159,298	652,573
Penalty fees (related to debt)	-	1,322,933	-	-
Loss on settlement	13,051	-	-	-
Loss on note conversion	1,125,000	-	92,153	-
Licenses and fees	3,896	9,450	10,422	-
Other expenses	1,933,758	2,994,364	652,573	652,573
Net Loss	$(6,544,426)	$(3,800,392)	$(818,281)	$(818,281)
Weighted Average Shares Outstanding	23,079,750	14,797,786	17,157,583	17,157,583
Net Loss per Share – Basic and Diluted	$(0.28)	$(0.26)	$(0.05)	$(0.05)

As of January 31, 2024
Balance Sheet Data:
Cash	$348,748
Working capital(1)	$(1,450,919)
Total assets	$11,336,121
Total liabilities	$2,295,795
Accumulated deficit	$(12,148,930)
Total equity	$11,336,121

(1)	We define working capital as current assets less deferred offering costs and less current liabilities.

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RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Common Stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Common Stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below. For a summary of these risk factors, please see “Summary of Risk Factors” in the section titled “Prospectus Summary” beginning on page 2 of this prospectus.

Risks Relating to Our Business

We have a history of operating losses, our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended October 31, 2023 and 2022.

For the three months ended January 31, 2024, we generated no revenues, reported a net loss of $1,702,048, and cash flows used in operating activities of $774,431. For the three months ended January 31, 2023, we generated no revenues, reported a net loss of $818,281, and cash flows used in operating activities of $217,466. For the year ended October 31, 2023, we generated no revenues, reported a net loss of $6,544,426, and cash flows used in operating activities of $4,036,834. For the year ended October 31, 2022, we generated no revenues, reported a net loss of $3,800,392, and cash flows used in operating activities of $502,144. As of January 31, 2024, we had an accumulated deficit of $12,148,930. Our management has concluded that our accumulated deficit and no source of revenue sufficient to cover our cost of operation as well as our dependence on private equity and other financings raise substantial doubt about our ability to continue as a going concern, and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended October 31, 2023 and 2022.

Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Ability to Continue as a Going Concern.”

We may face delays and/or obstacles in project development due to difficulties in obtaining necessary permits from federal, state, county and/or local agencies, which may materially affect our business.

We are subject to a number of federal, state, county and local laws, regulations and other requirements relating to oil and natural gas operations. The laws and regulations that affect the oil and natural gas industry are under constant review for amendment or expansion. Some of these laws, regulations and requirements result in challenges, delays and/or obstacles in obtaining permits, and some carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business, can affect and even obstruct our operations and, consequently, can affect our profitability.

Various permits for exploratory drilling and production-testing are in-hand for the South Salinas Project, whereas permits for long-term production, conditional use permits, water disposal and other matters have not yet been obtained. There are challenges and uncertainties in obtaining permits, which may result in delays and/or obstacles to developing our oil/gas assets. California and Colorado are two States that are considered to have challenging regulatory environments and Monterey County in California also has this reputation. We may experience delays and/or obstacles to exploiting our assets, and also may be required to make large expenditures to comply with governmental laws and regulations and to obtain permits.

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The Company currently has permits from Monterey County for the HV-1, HV-2, HV-3A and HV-4 wells, permitting each of these wells to be tested by producing it for its own 18 month period with the Company selling the produced oil and/or gas, and disposing of produced water from these wells by trucking it offsite to a licensed water-disposal facility and, if necessary, flaring on-site any natural gas that is not used on-site in field operations. The Company is currently seeking a permit from CalGEM and State Water Boards to dispose of produced water at the Project.

The Company is seeking and/or expects to seek from regulatory agencies any and all additional permits as may be necessary, which may include but not be limited to conditional use permits, drilling permits, permits for full-field development, permits for long-term production, permits for additional water disposal wells, permits for transport of oil and gas via pipelines, and such similar permits as are customarily required in oil and gas exploration and development projects. Delays and/or obstacles in obtaining necessary permits may materially affect our business, for example:

●	it will not be possible to produce the HV-1, HV-2, HV-3A and HV-4 wells after their individual eighteen-month production-test periods without additional permits;
●	project economics will be less favorable if all necessary permits for on-site water disposal are not approved;
●	it will not be possible to drill new wells other than the HV-2 and HV-4 wells without new permits;
●	it will not be possible to utilize five of the existing Project wells (i.e., the BM 2-2, BM 1-2-RD1, HV 2-6, HV 3-6 and/or HV 1-35) without new permits, including conditional use permits from Monterey County, and other customary permits from local and State agencies;
●	it will not be possible to initiate full-field development without new permits; and
●	it will not be possible to establish long-term production without new permits.

Due to our contractor model for drilling operations, we will be vulnerable to any inability to engage one or more drilling rigs and associated drilling personnel.

Our operation plan currently depends on using the services of independent drilling contractors such as Ensign Energy that operate their own drilling rigs using their own personnel. Lack of rig availability from independent drilling contractors would hinder our operations. Our assets include operations in California and Ensign, for example, has indicated that it is moving its drilling rigs out of California due to decline of California’s oil and gas industry. Lack of rig availability may be a problem if there is a drilling boom and rigs are reserved by other operators into the foreseeable future, or contrarily if there is a general lack of rigs as may occur if the oil industry is in a slump and rigs are taken out of service. The capacities of standard oil field service companies in general (i.e., in addition to drilling contractors) in California have declined and continue to decline in parallel with the continuing decline of California’s oil and gas industry.

We have faced and may in the future face conflicts of interest in negotiations with related parties, including in negotiations with Lafayette Energy Corp and/or Trio LLC, entities which certain of our employees, officers and directors serve as employees, officers or directors, for example concerning assets where TPET and one of these entities have interests.

TPET and Lafayette Energy Corp (“LEC”) both have equity interests in the Asphalt Ridge Project, Utah. TPET and Trio LLC both have equity interests in the South Salinas Project and the McCool Ranch Oil Field, California.

Michael Peterson, our Chief Executive Officer and a director, and Frank C. Ingriselli, our Vice Chairman and a director, and Greg Overholtzer, our Chief Financial Officer, are employed by Lafayette Energy Corp (“LEC”). Michael Peterson is LEC’s Chief Executive Officer and a director, Frank C. Ingriselli is a director of LEC, and Greg Overholtzer is LEC’s Chief Financial Officer. TPET and LEC both have interests in the Asphalt Ridge Asset in Utah, and TPET has an option at this asset, and LEC is now the Operator of the project, and potential conflicts of interests may arise.

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Stan Eschner, our Executive Chairman and a director, and Steven Rowlee, our Chief Operating Officer, are employed by Trio LLC. Stan Eschner is Trio LLC’s Chairman and Steven Rowlee is its Vice President. Terry Eschner, our President, also works as a consultant to Trio LLC through his company Sarlan Resources, Inc. Trio LLC and its management team are part owners of the Company and will continue as Operator of the South Salinas Project and the McCool Ranch Oil Field on behalf of Trio Corp and of the other working interest partners.

In October, 2023, the Company acquired an approximate 22% working interest in the McCool Ranch Oil Field from Trio LLC, which the Company announced in a press release on October 18, 2023. The Company is acquiring this interest in the McCool Ranch Oil Field primarily through work commitment expenditures that will be allocated to restart production at the field.

Since Trio LLC is partly owned and controlled by members of our management, acquisitions of Trio LLC’s assets by the Company constitute related party transactions and, therefore, a special committee of our board of directors, comprised of Mr. Peterson, Mr. Randall and Mr. Hunter (the “Trio Special Committee”) was formed to evaluate and negotiate the terms of such acquisitions. In addition, in accordance with our Related Person Transaction Policy, we will have such transactions reviewed and approved by our Board’s Audit Committee. TPET has engaged KLS Petroleum Consulting LLC (“KLSP”) to conduct comprehensive analyses and to provide valuations of such assets, which analyses have been delivered to the Company and evaluated by the Trio Special Committee.

Since LEC is partly owned and controlled by members of our management, transactions including acquisitions between TPET and LEC relating to the Asphalt Ridge Asset and/or to other assets constitute related party transactions, we have formed a special committee of our board of directors, comprised of Mr. Pernice, Mr. Randall and Mr. Hunter (the “Lafayette Special Committee”) to evaluate and negotiate the terms of any such future transactions. In addition, in accordance with our Related Person Transaction Policy, we will have any such future transactions reviewed and approved by our Board’s Audit Committee. TPET will engage KLS Petroleum Consulting LLC (“KLSP”) or other third-party experts, as deemed necessary by TPET’s management and/or by the Lafayette Special Committee, to conduct comprehensive analyses and to provide valuations of such assets, which analyses will be delivered to the Company and evaluated by the Trio Special Committee.

We may enter into future transactions with LEC and/or Trio LLC. These transactions can give rise to potential conflicts of interest. We believe that the terms and conditions of our transactions have been, and will continue to be at arm’s length and on commercial terms that are normal, considering the characteristics of the goods or services involved. However, there can be no assurance that if such transactions had been concluded between or with third parties, such parties would have negotiated or entered into agreements or carried out such transactions under the same or substantially similar terms and conditions.

We are operating in a highly capital-intensive industry, and any sales of produced oil and gas may be insufficient to fund, sustain, or expand revenue-generating operations.

The oil/gas drilling exploration and production business are capital intensive due to the cost of experienced personnel; equipment and other assets required to drill, produce and store oil; regulatory compliance costs; potential liability exposures and financial impact; and risk of unpredictable volatility in oil market prices and predatory pricing by competitors. Drilling requires an upfront payment of operational costs with no guarantee that actual oil/gas production will cover such expenses. “Dry” holes and/or non-economic results at planned oil/gas wells could deplete available funding raised by the Company and render the Company insolvent. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, market oil prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological, and competitive developments.

Future cash flow from our operations and access to capital are subject to a number of variables, including: (i) the market prices at which our produced oil and gas are sold; (ii) our oil and/or gas reserves; (iii) our ability to acquire, locate and produce new oil/gas reserves; and (iv) the levels of our operating expenses.

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We face substantial uncertainties in estimating the characteristics of our assets, so you should not place undue reliance on any of our measures.

In this prospectus, we provide numerical and other measures of the characteristics, including with regard to size and quality, of our assets. These measures may be incorrect, as the accuracy of these measures are functions of available data, geological, geophysical, petrophysical and engineering interpretation and judgment. Any analogies drawn by us from other wells, discoveries or producing fields may not prove to be accurate indicators of the success of developing reserves from our assets. Furthermore, we may have inaccurately evaluated the accuracy of the data from analog wells or prospects produced by other parties, which we may have used.

There are uncertainties in reserve forecasts and in associated estimates of future cash flows in the South Salinas Project due to uncertainties in various matters including, for example, in the following:

●	the areal extent of the oil and/or gas fields and/or prospects;
●	the gross and net thicknesses of the geologic zones that comprise the oil and/or gas reservoirs (note: “oil and gas reservoirs” are geologic zones that contain oil and/or gas);
●	the porosity, permeability and fluid saturations (i.e., oil, gas and/or water saturation) of the oil and/or gas reservoirs;
●	the oil, gas and/or water production rates that will be achieved initially and during extended reservoir performance;
●	the volumes of oil and/or gas that can be economically extracted from the oil and/or gas reservoirs;
●	the extent of natural fractures that will be encountered in the naturally-fractured Monterey Formation oil and gas reservoirs (e.g., the Monterey Yellow Zone and Monterey Blue Zone that are discussed hereunder and in the Reserve Report and Reserve Supplement Report);
●	pore volume compressibility and its impact on reservoir pressure and thus on reservoir performance; and
●	the oil- and gas-prices during the life of the Project.

It is possible that few or none of our wells to be drilled in the future will find accumulations of oil/gas in commercial quality or quantity. Any significant variance between actual results and our assumptions could materially affect the quantities of oil attributable to any particular prospect.

The drilling of wells is speculative, often involving significant costs that may be more than our estimates, and drilling may not result in any discoveries or additions to our future production or future reserves, or it may result in disproving or diminishing our current reserves.

Exploring for and developing oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of planning, drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services or unanticipated geologic and/or mechanical conditions. Before a well is spud, we may incur significant geological and geophysical (seismic) costs, which are incurred whether a well eventually produces commercial quantities of oil/gas, or is drilled at all. Drilling may be unsuccessful for many reasons, including geologic conditions, weather, cost overruns, equipment shortages and mechanical difficulties. Exploratory wells bear a much greater risk of loss than development wells. Furthermore, the successful drilling of a well does not necessarily result in the commercially viable development of a field. A variety of factors, including regulatory, geologic and/or market-related, can cause a field to become uneconomic or only marginally economic. All of our prospects will require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. The successful drilling of a single well may not be indicative of the potential for the development of a commercially viable field. Furthermore, if our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and may be forced to modify our development plans.

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We have been an exploration stage entity and our future performance is uncertain.

We have been an exploration stage entity and will continue to be so until we generate revenue. Exploration stage entities face substantial business risks and may suffer significant losses. We have generated substantial net losses and negative cash flows from operating activities since our inception and expect to continue to incur substantial net losses as we continue our exploration and appraisal program. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. We will need to develop additional business relationships, establish additional operating procedures, hire additional staff, and take other measures necessary to conduct our intended business activities. We may not be successful in implementing our business strategies or in completing the development of the facilities necessary to conduct our business as planned. In the event that one or more of our drilling programs is not completed, is delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this prospectus. There are uncertainties surrounding our future business operations that must be navigated if we transition from an exploration stage entity and commence generating revenues, some of which may cause a material adverse effect on our results of operations and financial condition.

We are dependent on certain members of our management and technical team.

Investors in our Common Stock must rely upon the ability, expertise, judgment and discretion of our management and the success of our technical team in identifying, discovering, evaluating and developing reserves. Our performance and success are dependent, in part, upon key members of our management and technical team, and their loss or departure could be detrimental to our future success. In making a decision to invest in our Common Stock, you must be willing to rely to a significant extent on our management’s discretion and judgment. A significant amount of the interests in our Company held by members of our management were previously vested. While the Company currently has an equity incentive plan in place, there can be no assurance that our management and technical team will remain in place. The loss of any of our management and technical team members could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our Common Stock. See “Management.”

Seismic studies do not guarantee that oil or gas is present or, if present, will produce in economic quantities.

Oil exploration and production companies, like the Company, rely on seismic studies to assist in assessing prospective drilling opportunities on oil and gas properties, as well as on properties that a company may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that oil or gas is present or, if present, will produce in economic or profitable quantities.

The potential lack of availability of, or cost of, drilling rigs, equipment, supplies, personnel, and crude oil field services could adversely affect our ability to execute on a timely basis exploration and development plans within any budget.

We may encounter an increase in the cost of securing needed drilling rigs, equipment, and supplies, which is increasingly a risk in California where the oil and gas industry is contracting, due to regulatory challenges/obstacles, and some service companies are reducing their presence in California or leaving the state entirely. Larger producers may be more likely to secure access to such equipment by offering more lucrative terms. If we are unable to acquire access to such resources or can obtain access only at higher prices, its ability to convert oil reserves into cash flow could be delayed, and the cost of producing from those oil reserves could increase significantly, which would adversely affect results of operations and financial condition. Our current drilling operations are limited, and availability of essential drilling assets may not become a risk factor until such time as we increase drilling operations.

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Our business plan requires substantial additional capital, which we may be unable to raise on acceptable terms in the future, which may in turn limit our ability to develop our exploration, appraisal, development and production activities.

We expect our capital outlays and operating expenditures to be substantial over the next several years as we expand our operations. Obtaining and/or reprocessing and/or reinterpreting seismic data, as well as exploration, appraisal, development and production activities entail considerable costs, and we expect that we will need to raise substantial additional capital, through future private or public equity offerings, strategic alliances or debt financing.

Our future capital requirements will depend on many factors, including:

●	the scope, rate of progress and cost of our exploration, appraisal, development and production activities;

●	oil prices;

●	our ability to produce oil or natural gas;

●	the terms and timing of any drilling and other production-related arrangements that we may enter into;

●	the cost and timing of governmental regulatory approvals of permits, and;

●	the effects of competition from other companies and/or third-parties operating in the oil and gas industry

Additional capital may not be available on favorable terms, or at all. In addition, if we are successful raising additional capital through the sale of our securities, at such time our existing shareholders would, in all likelihood, be further diluted and new investors may demand rights, preferences or privileges senior to those of existing shareholders. If we raise additional capital through debt financing, the financing may involve covenants that restrict our business activities. If we choose to farm-out our interests, we may lose operating control or influence over such assets.

Assuming we are able to timely commence exploration, appraisal, development and/or production activities, and/or to maintain oil/gas production, and/or to maintain force majeure status, then our rights to our mineral leasehold should extend for certain periods of time and/or for life of production. If we are unable to meet our commitments we may be subject to significant potential forfeiture of all or part of the mineral leasehold. If we are not successful in raising additional capital, we may be unable to continue our future exploration and production activities or successfully exploit our assets, and we may lose the rights to develop said assets.

A substantial or extended decline in global and/or local oil and/or natural gas prices may adversely affect our business, financial condition and results of operations.

The prices that we will receive for our oil and natural gas will significantly affect our revenue, profitability, access to capital and future growth rate. Historically, the oil and natural gas markets have been volatile and will likely continue to be volatile in the future. The prices that we will receive for our future production and the levels of our future production depend on numerous factors. These factors include, but are not limited to, the following:

●	changes in supply and demand for oil and natural gas;

●	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);

●	speculation as to the future price of oil and natural gas and the speculative trading of oil and natural gas futures contracts;

●	global economic conditions;

●	political and economic conditions, including embargoes in oil-producing countries or affecting other oil-producing activities, particularly in the Middle East, Africa, Russia and South America;

●	the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East;

●	the level of global oil and natural gas exploration and production activity;

●	the level of global oil inventories and oil refining capacities;

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●	weather conditions and natural disasters;

●	technological advances affecting energy consumption;

●	governmental regulations and taxation policies;

●	proximity and capacity of transportation facilities;

●	the price and availability of competitors’ supplies of oil and natural gas; and

●	the price and availability of alternative fuels.

Lower oil prices may not only decrease our revenues on a per share basis but also may reduce the amount of oil that we can produce economically. A substantial or extended decline in oil and natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Unless we replace our petroleum reserves, our reserves and production will decline over time. Our business is dependent on the successful development of our various current petroleum assets and projects and/or on continued successful identification and exploitation of other petroleum assets and prospects, whereas the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

Production from oil properties may decline as reserves are depleted, with the rate of decline depending on reservoir characteristics and other factors. Similarly, our current reserves will decline as the reserves are produced. Our future oil reserves and production, and therefore our cash flows and income, are highly dependent on our success in efficiently developing our current reserves and/or economically finding or acquiring additional recoverable reserves. While our team members have had success in identifying and developing commercially exploitable deposits and drilling locations in the past, we may be unable to replicate that success in the future. We may not identify any more commercially exploitable deposits or successfully drill, complete or produce more oil reserves, and the wells which we have drilled and currently plan to drill at our assets may not discover or produce any further oil or gas or may not discover or produce additional commercially viable quantities of oil or gas to enable us to continue to operate profitably. If we are unable to replace our future production, the value of our reserves will decrease, and our business, financial condition and results of operations will be materially adversely affected.

Our inability to access appropriate equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets or delay our future oil and natural gas production.

Our ability to market our future oil/gas production will depend substantially on the availability and capacity of processing facilities, tanker trucks, pipelines and other infrastructure. Our failure to obtain such facilities on acceptable terms could materially harm our business. We will rely on access to drilling rigs suitable for our projects. The availability of drilling rigs may be problematic or delayed, and we may not be able to gain timely access to suitable rigs. We may be required to shut-in oil/gas wells because of the absence of markets or because facilities are inadequate or nonexistent. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to market, which could cause a material adverse effect on our financial condition and results of operations.

Additionally, the exploitation and sale of associated and non-associated natural gas and liquids will be subject to timely commercial processing and marketing of these products, which may depend on the contracting, financing, building and operating of infrastructure by third parties.

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We are subject to numerous risks inherent to the exploration and production of oil and natural gas.

Oil and natural gas exploration and future production activities involve many risks that a combination of experience, knowledge and interpretation may not be able to overcome. Our future will depend on the success of our exploration and future production activities and on the development of infrastructure that will allow us to take advantage of our discoveries. As a result, our oil and natural gas exploration and future production activities are subject to numerous risks, including the risk that drilling will not result in commercially viable oil and natural gas production. Our decisions to purchase, explore or develop discoveries, prospects or licenses will depend in part on the evaluation of seismic data through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations.

Furthermore, the marketability of expected oil and natural gas production from any future discoveries and prospects will also be affected by numerous factors. These factors include, but are not limited to, market fluctuations of prices, proximity, capacity and availability of processing facilities, transportation vehicles and pipelines, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, allowable production, domestic supply requirements, importing and exporting of oil and natural gas, environmental protection and climate change). The effect of these factors, individually or jointly, may result in us not receiving an adequate return on invested capital.

In the event that our currently undeveloped discoveries and prospects are developed and become operational, they may not produce oil and natural gas in commercial quantities or at the costs anticipated, and our projects may cease production, in part or entirely, in certain circumstances. Discoveries may become uneconomical as a result of an increase in operating costs to produce oil and natural gas. Our actual operating costs may differ materially from our current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental, climate change, health and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities, delays, an inability to complete the development of our discoveries or the abandonment of such discoveries, which could cause a material adverse effect on our financial condition and results of operations.

We are subject to drilling and other operational environmental hazards.

The oil and natural gas business involves a variety of operating risks, including, but not limited to:

●	fires, blowouts, spills, cratering and explosions;
●	mechanical and equipment problems, including unforeseen engineering complications;
●	uncontrolled flows or leaks of oil, well fluids, natural gas, brine, toxic gas or other pollution;
●	gas flaring operations;
●	formations with abnormal pressures;
●	pollution, other environmental risks, and geological problems; and
●	weather conditions and natural disasters.

The development schedule of oil and natural gas projects, including the availability and cost of drilling rigs, equipment, supplies, personnel and oilfield services, is subject to delays and cost overruns.

Historically, some oil and natural gas development projects have experienced delays and capital cost increases and overruns due to, among other factors, the unavailability or high cost of drilling rigs and other essential equipment, supplies, personnel and oilfield services. To the extent we locate commercially viable reserves through our exploration and development activities, the cost to develop our projects will not have been fixed and will remain dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Our construction and operation schedules may not proceed as planned and may experience delays or cost overruns. Any delays may increase the costs of the project, requiring additional capital, and such capital may not be available in a timely and cost-effective fashion.

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Participants in the oil and gas industry are subject to numerous laws that can affect the cost, manner or feasibility of doing business.

Exploration and production activities in the oil and gas industry are subject to local laws and regulations. We may be required to make large expenditures to comply with governmental laws and regulations, particularly in respect of the following matters:

●	permits for drilling, long-term production, water disposal, conditional use and other matters;
●	licenses for drilling operations;
●	tax increases, including retroactive claims;
●	unitization of oil accumulations;
●	local content requirements (including the mandatory use of local partners and vendors); and
●	environmental requirements and obligations, including remediation or investigation activities.

Under these and other laws and regulations, we could be liable for personal injuries, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change, or their interpretations could change, in ways that could substantially increase our costs. These risks may be higher in developing countries in which we may at some point in the future decide to conduct our operations, where there could be a lack of clarity or lack of consistency in the application of these laws and regulations. Any resulting liabilities, penalties, suspensions or terminations could have a material adverse effect on our financial condition and results of operations.

We and our operations are subject to numerous environmental, health and safety regulations which may result in material liabilities and costs.

We and our operations are subject to various international, foreign, federal, state and local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water, the generation, storage, handling, use and transportation of regulated materials and the health and safety of our employees. We are required to obtain environmental permits from governmental authorities for our operations, including drilling permits for our wells. We have not been or may not be at all times in complete compliance with these permits and the environmental laws and regulations to which we are subject, and there is a risk that these laws and regulations could change in the future or become more stringent. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain permits in a timely manner or at all (due to opposition from community or environmental interest groups, governmental delays or any other reasons), or if we face additional requirements imposed as a result of changes in or enactment of laws or regulations, such failure to obtain permits or such changes in or enactment of laws could impede or affect our operations, which could have a material adverse effect on our results of operations and financial condition.

We, as an interest owner or as the designated operator of certain of our current and future discoveries and prospects, could be held liable for some or all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our block partners, third-party contractors or other operators. To the extent we do not address these costs and liabilities or if we do not otherwise satisfy our obligations, our operations could be suspended or terminated. We have contracted with and intend to continue to hire third parties to perform services related to our operations. There is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions. Accordingly, we could be held liable for all costs and liabilities arising out of the acts or omissions of our contractors, which could have a material adverse effect on our results of operations and financial condition.

We maintain insurance at levels that we believe are consistent with industry practices, but we are not fully insured against all risks. Our insurance may not cover any or all environmental claims that might arise from our future operations or at any of our asset areas. If a significant accident or other event occurs and is not covered by insurance, such accident or event could have a material adverse effect on our results of operations and financial condition.

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Our operations may be dependent on sources of electricity and/or natural gas that may be unreliable or costly.

Oil and gas operations, including our operations, commonly require significant electricity and/or natural gas as power sources to operate facilities. Some oil and gas operations are power self-sourced, for example producing natural gas to run facilities including to generate electricity. Some oil operations historically were permitted to burn crude oil to power operations but this is commonly not permitted today due to associated greenhouse gas emissions. Our South Salinas Project may produce sufficient natural gas to be power self-sourced and even to deliver gas to market. The McCool Ranch Oil Field produces black oil without associated natural gas, and historically has received natural gas through an existing pipeline that has had excess capacity. The excess capacity available might not be adequate to meet our demand. If establishing and/or maintaining reliable sources of affordable electricity and/or natural gas are problematic or delayed, this could have a material adverse effect on our results of operations and financial condition.

We expect continued and increasing attention to climate change and energy transition issues and associated regulations to constrain and impede the oil/gas industry.

We expect continued and increasing attention to climate change and to the energy transition away from fossil fuels. Various countries and regions have agreed to regulate emissions of greenhouse gases, including methane (a primary component of natural gas) and carbon dioxide (a byproduct of oil and natural gas combustion). The regulation of greenhouse gases and the physical impacts of climate change in the areas in which we, our customers and the end-users of our products operate could adversely impact our operations and the demand for our products.

Environmental, health and safety laws are complex, change frequently and have tended to become increasingly stringent over time. Our costs of complying with current and future climate change, environmental, health and safety laws, the actions or omissions of our block partners and third party contractors and our liabilities arising from releases of, or exposure to, regulated substances may adversely affect our results of operations and financial condition. See “Business-Environmental Matters and Regulation.”

We may incur substantial losses and become subject to liability claims as a result of future oil and natural gas operations, for which we may not have adequate insurance coverage.

We intend to maintain insurance against risks in the operation of the business we plan to develop and in amounts in which we believe to be reasonable. Such insurance, however, may contain exclusions and limitations on coverage. For example, we are not insured against political or terrorism risks. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition and results of operations.

We may be subject to risks in connection with acquisitions and the integration of significant acquisitions may be difficult.

We periodically evaluate acquisitions of prospects, properties, mineral leases, licenses, reserves and other strategic transactions that appear to fit within our overall business strategy. The successful acquisition of these assets requires an assessment of several factors, including:

●	oil and/or gas reserves;
●	future oil and natural gas prices and their differentials;
●	development and operating costs; and
●	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject assets that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the assets to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We may not be entitled to contractual indemnification for environmental liabilities and could acquire assets on an “as is” basis. Significant acquisitions and other strategic transactions may involve other risks, including:

●	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;
●	the challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of ours while carrying on our ongoing business;
●	difficulty associated with coordinating geographically separate organizations; and
●	the challenge of attracting and retaining personnel associated with acquired operations.

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The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

If we fail to realize the anticipated benefits of a significant acquisition, our results of operations may be adversely affected.

The success of a significant acquisition will depend, in part, on our ability to realize anticipated growth opportunities from combining the acquired assets or operations with those of ours. Even if a combination is successful, it may not be possible to realize the full benefits we may expect in estimated proved reserves, production volume, cost savings from operating synergies or other benefits anticipated from an acquisition or realize these benefits within the expected time frame. Anticipated benefits of an acquisition may be offset by operating losses relating to changes in commodity prices, or in oil and gas industry conditions, or by risks and uncertainties relating to the exploratory prospects of the combined assets or operations, or an increase in operating or other costs or other difficulties, including the assumption of environmental or other liabilities in connection with the acquisition. If we fail to realize the benefits we anticipate from an acquisition, our results of operations may be adversely affected.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE American and other applicable securities rules and regulations. Complying with these rules and regulations has increased our legal and financial compliance costs, made some activities more difficult, time consuming or costly, and increased demand on our systems and resources, including management. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

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These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in other filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

We are subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service, states in which we conduct business, and other tax authorities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be materially adversely affected.

U.S. federal, state and local tax laws are being re-examined and evaluated. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. federal, state or local tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

In addition, any significant changes enacted by the current U.S. presidential administration to the Code or specifically to the Tax Cuts and Jobs Act (the “U.S. Tax Act”) enacted in 2017, or to regulatory guidance associated with the U.S. Tax Act, could materially adversely affect our effective tax rate.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporate Law (“DGCL”) or our amended and restated certificate of incorporation or amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine. Under our amended and restated certificate of incorporation, this exclusive form provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the exclusive forum provision in our amended and restated certificate of incorporation does not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act of 1933 (the “Securities Act”), the Exchange Act of 1934 (the “Exchange Act”), or the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation provides that any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. Therefore, the exclusive forum provision in our amended and restated certificate of incorporation will not relieve us of our duty to comply with the federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

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In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us or our directors, officers or other employees. In addition, shareholders who do bring a claim in the state or federal court in the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The state or federal court of the State of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our shareholders. However, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation have been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions.

Our business and results of operations may be materially adversely effected by inflationary pressures.

As of the date of this prospectus, inflationary pressures have led to increased construction materials and labor costs, specifically associated with steel, cement, and other materials. We believe we will continue to experience such pressures in future quarters, as well as potential delays in our contractors’ ability to requisition such materials. These pressures have led to an overall increase in budgeted construction costs. No assurance can be given that the costs of our projects will not exceed budgets. Any such cost overruns or delays could have a material adverse effect on our business.

Risks Relating to This Offering

There can be no assurance that an active and liquid trading market for our Common Stock will continue or that we will be able to continue to comply with the NYSE American’s continued listing standards.

Our common stock began trading on the NYSE American exchange in April 2023, as a result of our consummation of an initial public offering of our shares of Common Stock. Our Common Stock is currently listed on the NYSE American under the symbol “TPET.” There can be no assurance an active and liquid trading market in our Common Stock will continue.

There is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying the NYSE American’s continued listing requirements. Our failure to continue to meet these requirements may result in our Common Stock being delisted from the NYSE American.

If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American, our common stock could be delisted from the NYSE American.

Our Common Stock is listed on the NYSE American. In order to maintain this listing, we must maintain a certain share price, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s securities sell at what the NYSE American considers a “low selling price” which the exchange generally considers $0.20 per share and the issuer fails to correct this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable. There are no assurances how the market price of the common stock will be impacted in future periods as a result of the general uncertainties in the capital markets and any specific impact on our Company as a result of the recent volatility in the capital markets.

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On February 26, 2024, we received written notice (the “Notice”) from the NYSE American LLC (“NYSE American”) indicating that the Company is not in compliance with the continued listing standard set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Section 1003(f)(v)”) because the shares of our common stock have been selling for a substantial period of time at a low price per share. The Notice has no immediate effect on the listing or trading of our shares of common stock and our common stock will continue to trade on the NYSE American under the symbol “TPET” with the designation of “.BC” to indicate that the Company is not in compliance with the NYSE American’s continued listing standards. Additionally, the Notice does not result in the immediate delisting of our common stock from the NYSE American.

Pursuant to Section 1003(f)(v), the NYSE American staff (the “Staff”) determined that the continued listing of our shares of common stock on the NYSE American is predicated on effecting a reverse stock split of our common stock or demonstrating sustained price improvement within a reasonable period of time, which the Staff determined to be no later than August 26, 2024. The Notice further stated that as a result of the foregoing, the Company has become subject to the procedures and requirements of Section 1009 of the NYSE American Company Guide, which could, among other things, result in the initiation of delisting proceedings, unless we cure the deficiency in a timely manner. The NYSE American may also accelerate delisting action in the event that our common stock trades at levels viewed by the Staff to be abnormally low.

We intend to monitor the price of our common stock and consider available options if our common stock does not trade at a consistent level likely to result in the Company regaining compliance by August 26, 2024. Our receipt of the Notice does not affect our business, operations or reporting requirements with the Securities and Exchange Commission.

In the event that our common stock is delisted from the NYSE American and is not eligible for quotation on another market or exchange, trading of our common stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Markets. In such event, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the Common Stock, reduced liquidity and market price of the Common Stock, decreased analyst coverage of the A Common Stock, and an inability for us to obtain any additional financing to fund our operations that we may need.

If the Common Stock is delisted, the Common Stock may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a penny stock to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements and burdens on broker-dealers (subject to certain exceptions) and could discourage broker-dealers from effecting transactions in our stock, further limiting the liquidity of our shares, and an investor may find it more difficult to acquire or dispose of the common Stock on the secondary market.

These factors could have a material adverse effect on the trading price, liquidity, value and marketability of the Common Stock.

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Our share price may be volatile, and purchasers of our Common Stock could incur substantial losses.

Our share price has been volatile in the past and may continue to be so in the future. Since our IPO, our common stock has traded at prices ranging from $3.00 and $0.09. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their Common Stock at or above the price paid for such shares. The market price for our Common Stock may be influenced by many factors, including, but not limited to:

●	the price of oil and natural gas;
●	the success of our exploration and development operations, and the marketing of any oil and natural gas we produce;
●	regulatory developments in the United States and/or in any foreign countries where we may have operations in the future;
●	the recruitment or departure of key personnel;
●	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
●	market conditions in the industries in which we compete and issuance of new or changed securities;
●	analysts’ reports or recommendations;
●	the failure of securities analysts to cover our Common Stock or changes in financial estimates by analysts;
●	the inability to meet the financial estimates of analysts who follow our Common Stock;
●	the issuance of any additional securities of ours;
●	investor perception of our company and of the industry in which we compete; and
●	general economic, political and market conditions.

The concentration of our share capital ownership among our largest shareholders, and their affiliates, will limit your ability to influence corporate matters.

As of April 2, 2024, our five largest shareholders collectively own approximately 15% of our issued and outstanding Common Stock. Consequently, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Our Common Stock may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our Common Stock may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our Common Stock is not currently considered a “penny stock” since it is listed on the NYSE American, if we are unable to maintain listing and our Common Stock is no longer listed on the NYSE American, unless we maintain a per-share price above $5.00, our Common Stock will become a “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

● If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

● If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

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These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our Common Stock or our warrants and may affect your ability to resell our Common Stock and our warrants.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our Common Stock or our warrants will not be classified as a “penny stock” in the future.

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are, or may become, affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Common Stock to be less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

We do not intend to pay dividends on our Common Stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our shares appreciates.

We do not plan to declare dividends on shares of our Common Stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our Common Stock appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our Common Stock that will prevail in the market after this offering will ever exceed the price that you pay.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our ability to find, acquire or gain access to other discoveries and prospects and to successfully develop our current discoveries and prospects;
●	uncertainties inherent in making estimates of our oil and natural gas data;
●	the successful implementation of our discovery, drilling, development and production plans at our various projects;
●	projected and targeted capital expenditures and other costs, commitments and revenues;
●	our dependence on our key management personnel and our ability to attract and retain qualified technical personnel;
●	the ability to obtain financing and the terms under which such financing may be available;
●	the volatility of oil and natural gas prices;
●	the availability and cost of developing appropriate infrastructure around and transportation to our discoveries and prospects;
●	the availability and cost of drilling rigs, production equipment, supplies, personnel and oilfield services;
●	other competitive pressures;
●	potential liabilities inherent in oil and natural gas operations, including drilling risks and other operational and environmental hazards;
●	current and future government regulation of the oil and gas industry;
●	cost of compliance with laws and regulations;
●	changes in environmental, health and safety or climate change laws, greenhouse gas regulation or the implementation of those laws and regulations;
●	environmental liabilities;
●	geological, technical, drilling and processing problems;
●	military operations, terrorist acts, wars or embargoes;
●	the cost and availability of adequate insurance coverage;
●	our vulnerability to severe weather events; and
●	other risk factors discussed in the “Risk Factors” section of this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $6.22 million (assuming the sale of all Shares offered hereby at the assumed public offering price of $0.15 per share, which was the reported closing sale price of our common stock on NYSE American on April 2, 2024, and assuming no issuance or exercise of Pre-Funded Warrants), after deducting expenses relating to this offering payable by us estimated at approximately $0.78 million, including placement agent fees and expenses, for certain financial advisor services provided in connection with this offering.

	100% of Shares Sold	% of Total	50% of Shares Sold	% of Total	25% of Shares Sold	% of Total
Gross Proceeds from Offering	$7,000,000		$3,500,000		$1,750,000

Use of Proceeds
Placement Agent Fees and Expenses	$470,000	6.7%	$277,500	7.9%	$181,250	10.4%
Offering Expenses	$307,500	4.4%	$307,500	8.8%	$307,500	17.6%
General Corporate	$3,772,727	53.8%	$2,240,227	64.0%	$586,477	33.5%
Payoff of Related Party Notes and Expenses, including Peterson Note	$445,000	6.4%	$445,000	12.7%	$445,000	25.4%
Payoff of March 2024 Investor Note	$229,773	3.3%	$229,773	6.6%	$229,773	13.1%
Fund Asphalt Ridge Option	$1,775,000	25.4%	—	—	—	—
Total Use of Proceeds	$7,000,000	100.0%	$3,500,000	100.0%	$1,750,000	100.0%

We believe that the net proceeds of this offering, together with our existing cash, will enable us to fund our operations for at least six months following the completion of this offering. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including permits, and the accessibility of rigs and other equipment, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Each $0.01 increase (decrease) in the assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024, would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $441,000, assuming that the number of Shares and/or Pre-Funded Warrants offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1,000,000 Shares and/or Pre-Funded Warrants offered by us at the assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024, would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $142,000, assuming that the assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024, stays the same.

Pending these uses, we intend to invest the funds in short-term, investment grade, interest-bearing securities. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of January 31, 2024, as follows:

●	on an actual basis;
●	on a pro forma basis to give effect to: (i) the issuance, after January 31, 2024, of 14,878,526 shares of common stock in lieu of monthly cash payments, as well as acceleration of monthly payments, made towards the First Tranche Note and the Second Tranche Note, (ii) cash payments of $32,247 and $52,726 made on February 16, 2024 and March 22, 2024, respectively, towards the First Tranche Note on those dates, (iii) the receipt of the Peterson Loan from Michael L. Peterson, the Chief Executive Officer and a director of the Company, resulting in proceeds of $125,000 to the Company, and (iv) the receipt of the March 2024 Financing from the March 2024 Investor, resulting in net proceeds of $164,500 to the Company; and
●	on a pro forma, as adjusted, basis to further reflect (i) the issuance and sale of 46,666,667 Shares in this offering at an assumed public offering price of $0.15 per share, which was the reported closing price for our common stock on the NYSE American on April 2, 2024, resulting in net proceeds to the Company of approximately $6,222,500 after deducting placement agent fees and estimated offering expenses payable by us, (ii) the repayment of the notes payable – related parties of $445,000, including the Peterson Note, and (iii) the repayment of the March 2024 Investor Note in the amount of $229,773, all upon the consummation of this offering.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our condensed consolidated financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2024, and our Annual Report on Form 10-K for the fiscal year ended October 31, 2023 and 2022, which are incorporated by reference in this prospectus.

	As of January 31, 2024 (Unaudited)
	Actual	Pro Forma		Pro Forma as Adjusted(1)
Cash	$348,748	$553,275	(2)	$6,101,002	(7)

Convertible note, net of discounts	1,270,927	-		-
Promissory note, net of discounts	-	164,500	(10)	-	(7)
Notes payable, related party	320,000	445,000	(3)	-	(7)
Other indebtedness	143,181	143,181		143,181

Stockholders’ Equity
Preferred stock, par value $0.0001, 10,000,000 shares authorized; 0 issued and outstanding on an actual basis, pro forma basis and pro forma, as adjusted basis, respectively	-	-		-
Common Stock, par value $0.0001, 490,000,000 shares authorized; 32,350,090, 47,228,616 and 93,895,283 shares issued and outstanding on an actual basis, pro forma basis and pro forma, adjusted basis, respectively	3,235	4,723	(4)	9,390	(8)
Stock subscription receivable	(10,010)	(10,010)		(10,010)
Additional paid-in capital	21,196,031	23,952,000	(5)	30,169,833	(9)
Accumulated deficit	(12,148,930)	(13,720,433	)(6)	(13,792,813)
Total equity	9,040,326	10,226,279		16,376,399
Total capitalization	11,123,182	11,532,236		22,620,583

(1)	Assumes no sale of Pre-Funded Warrants
(2)	Amount includes cash proceeds from a note payable – related party in the amount of $125,000 and net cash proceeds from a promissory note in the amount of $164,500, offset by cash payments of $32,247 and $52,726 made on February 16, 2024 and March 22, 2024, respectively, to a certain convertible noteholder in conjunction with shares issued for principal payments on those dates.
(3)	Amount includes the addition of a note payable – related party in the amount of $125,000.
(4)	Amount includes 14,878,526 common shares issued in lieu of monthly cash payments made towards the 1st and 2nd tranches of a certain convertible note.
(5)	Reflects additional paid in capital from issuance of common shares noted above in footnote four.
(6)	Reflects loss on conversions of payments into share issuances and other loan-related expenses.
(7)	Reflects net proceeds of $6,222,500 after deduction of placement agent fees and expenses of $470,000 and other estimated offering expenses of $307,500, less payments of $445,000 for repayment of related party loans and $229,773 for repayment of the March 2024 Investor Note.
(8)	Includes 46,666,667 common shares issued as part of Offering.
(9)	Includes additional paid in capital from proceeds of the offering, less amounts for common shares and offering costs.
(10)	Reflects net amount due of $164,500 (including original issue discount, issuance costs and prepaid insurance expenses) for the addition of a promissory note.

The number of shares of our common stock issued and outstanding on a pro forma basis and a pro forma, as adjusted, basis set forth in the table above is based on 32,350,090 shares of our Common Stock outstanding as of January 31, 2024, and excludes:

●	up to 6,214,486 shares of common stock issuable upon the conversion of outstanding convertible promissory notes in an aggregate principal amount of $2,175,000.

●	up to 2,350,599 shares of common stock issuable upon the exercise of outstanding warrants at a weighted exercise price of $0.99 per share.

●	up to 120,000 shares of common stock issuable upon the exercise of outstanding options awarded under our 2022 Equity Incentive Plan at a weighted exercise price of $0.52 per share.

●	the issuance of up to 455,000 shares reserved and remaining available for issuance under our 2022 Equity Incentive Plan.

Each $0.01 increase (decrease) in the assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $440,000, assuming that the number of Shares and/or Pre-Funded Warrants offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of Shares and/or Pre-Funded Warrants offered by us at the assumed public offering price of $0.15 per share, which was the reported closing price of our common stock on the NYSE American, on April 2, 2024, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $140,000 after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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MARKET FOR OUR COMMON STOCK

Market Information

Our Common Stock is listed on the NYSE American under the symbol “TPET.” A description of our Common Stock is set forth under the heading “Description of Our Securities” beginning on page 89 of this prospectus.

The last reported sale price for our common stock on April 2, 2024 was $0.15 per share.

Holders

As of April 2, 2024, we had 33 record holders of our common stock and no preferred stock issued and outstanding. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Transfer Agent

The transfer agent of our common stock is VStock Transfer LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598.

Issuer Purchases of Equity Securities

None

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. We assume no obligations to update any of these forward-looking statements. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. For convenience of presentation some of the numbers have been rounded in the text below.

Overview

TPET is a California-based oil and gas exploration and development company headquartered in Bakersfield, California, with its principal executive offices located at 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506, and with operations in Monterey County, California, and Uintah County, Utah. The Company was incorporated on July 19, 2021, under the laws of Delaware to acquire, fund, and operate oil and gas exploration, development and production projects, initially focusing on one major asset in California, the South Salinas Project (“South Salinas Project”).

We have had revenue-generating operations since the McCool Ranch Oil Field was restarted on February 22, 2024, and anticipate receiving first revenue from these operations in April or May, 2024, but have received no revenue from revenue-generating operations as of the date of this prospectus.

TPET was formed to initially acquire from Trio Petroleum LLC (“Trio LLC”) an approximate 82.75% working interest, which was subsequently increased to an approximate 85.75% working interest, in the large, approximately 9,300-acre South Salinas Project that is located in Monterey County, California, and subsequently partner with certain members of Trio LLC’s management team to develop and operate those assets. TPET holds an approximate 68.6% interest after the application of royalties (“net revenue interest”) in the South Salinas Project. Trio LLC holds an approximate 3.8% working interest in the South Salinas Project. TPET and Trio LLC are separate and distinct companies.

California is a significant part of TPET’s geographic focus and we recently acquired a 22% working interest in the McCool Ranch Oil Field (the “McCool Ranch Oil Field”, “McCool Ranch Field” or “McCool Ranch”) in Monterey County, California. TPET’s interests extend beyond California, however, and we recently acquired an interest in the Asphalt Ridge Project in Uintah County, Utah. We may acquire additional assets both inside and outside of California and Utah.

South Salinas Project

The Company has determined that production testing may resume at the HV-3A discovery well at Presidents Field. Testing on pump at this well resumed on March 22, 2024.

McCool Ranch Oil Field

On October 16, 2023, TPET entered into a Purchase and Sale Agreement with Trio LLC (the “McCool Ranch Purchase Agreement”) pertaining to the McCool Ranch Oil Field. Pursuant to this agreement, effective October 1, 2023, we acquired an approximate 22% working interest in and to certain oil and gas assets at the McCool Ranch Field, which is located in Monterey, County, California, just seven miles from our flagship South Salinas Project. The assets are situated in what is known as the “Hangman Hollow Area” of the McCool Ranch Field. The acquired property is a relatively new oil field (discovered in 2011) developed with six oil wells, one water-disposal well, steam generator, boiler, three 5,000 barrel tanks, 250 barrel test tank, water softener, two freshwater tanks, two soft water tanks, in-field steam pipelines, oil pipelines and other facilities. The property is fully and properly permitted for oil and gas production, cyclic-steam injection and water disposal. We are acquiring the working interest at McCool Ranch through primarily work commitment expenditures that are being allocated to restart production at the field and establish cash flow for us, with upside potential given the numerous undrilled infill and development well locations. Oil production was restarted on February 22, 2024.

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McCool Ranch successfully restarted field operations, including the restarting of oil production at the 58X and HH-1 wells. These two wells were restarted on February 22, 2024, and the HH-1 well at McCool Ranch has been producing about 47 barrels of oil per day since it was put back on cold production. The 58X well at McCool Ranch was also put back on production but was temporarily idled in order to perform a heat treatment that the Company expects to be accomplished by the second quarter of 2024.

Given the successful restart of overall field operations and of the first two wells, the Company has funded the startup of a third well, the 35X well, which is expected to potentially produce similarly to the 58X well (the 35X and 58X wells are both vertical wells with similar oil columns in the Lombardi Oil Sand and with similar subsurface borehole completions). The 35X well at McCool Ranch has been hooked up to power and the Company expects for it to be put back on production shortly.

Following the success of the McCool Ranch wells, the Company hopes, with the portion of the proceeds of this offering, to also restart the last two wells in the restart program, the HH-3 and HH-4 wells, in the second quarter of 2024. All water produced from these wells will be disposed in the on-site water disposal well.

The aforementioned initial three wells at McCool Ranch are each being restarted and produced “cold” (i.e. without steam injection), which allows for lower operating costs, and each will be produced cold as long as profitable. When appropriate, TPET will transition each well to cyclic-steam operations, also known as “huff and puff,” which is expected to significantly increase production. Wells in McCool Ranch historically produced oil favorably during cyclic-steam operations. The wells in McCool Ranch historically have responded favorably when cyclic-steam operations have been applied.

The HH-1 well was initially produced cold for about 380 days in 2012-2013, during which time peak production was about 156 barrels of oil per day (“BOPD”), average production was about 35 BOPD and cumulative production was about 13,147 barrels of oil (“BO”). The 58X well was initially produced cold for about 230 days in 2011-2013, during which time peak production was about 41 BOPD, average production was about 13 BOPD and cumulative production was about 2,918 BO.

KLS Petroleum Consulting LLC (“KLSP”), a third-party, independent engineering firm, recommends that McCool Ranch be developed with horizontal wells, each landed in the Lombardi Oil Sand with a 1,000-foot lateral. Management estimates that TPET’s property can probably accommodate approximately 22 additional such horizontal wells and that TPET accordingly may commence a drilling program in sometime in the second or third quarters of 2024. TPET expects to add the reserve value of the McCool Ranch Field to the Company’s reserve report after a brief period of observation and review of the oil production that was restarted on February 22, 2024.

Asphalt Ridge Project

On November 10, 2023, TPET entered into a Leasehold Acquisition and Development Option Agreement (the “Asphalt Ridge Option Agreement”) with Heavy Sweet Oil LLC (“HSO”). Pursuant to the Asphalt Ridge Option Agreement, the Company acquired an option to purchase up to a 20% working interest in certain leases at a long-recognized, major oil accumulation in northeastern Utah, in Uintah County, southwest of the city of Vernal, totaling 960 acres. HSO holds the right to such leases below 500 ft depth from surface and the Company acquired the option to participate in HSO’s initial 960-acre drilling and production program (the “HSO Program”) on such Asphalt Ridge Leases. TPET also holds the right of first refusal to participate with up to 20% working interest on the greater approximate 30,000-acre leasehold at terms offered to other third-parties. On December 29, 2023, the Company and HSO entered into an Amendment to Leasehold Acquisition and Development Agreement (the “Amendment to the Asphalt Ridge Option Agreement”), pursuant to which the Company and HSO amended the Asphalt Ridge Option Agreement to provide that, within three (3) business days of the effective date of the Amendment to the Asphalt Ridge Option Agreement, the Company would fund $200,000 of the $2,000,000 total purchase price in advance of HSO satisfying the closing conditions set forth in the Asphalt Ridge Option Agreement, in exchange for the Company receiving an immediate 2% interest in the Asphalt Ridge Leases, which advanced funds would be used solely for the building of roads and related infrastructure in furtherance of the development plan. In January, 2024, the Company funded an additional $25,000 resulting in a 2.5% interest in the Asphalt Ridge Leases. See “Business - Recent Developments” for further information on our acquisition of working interests in the Heavy Sweet Program.

The Asphalt Ridge Project, according to J. Wallace Gwynn of Energy News, is estimated to be the largest measured tar sand resource in the United States, and is unique given its low wax and negligible sulfur content, which is expected to make the oil produced very desirable for many industries, including shipping.

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Asphalt Ridge is a prominent, northwest-southeast trending topographic feature (i.e., a dipping slope called a hog’s back or cuesta) that crops-out along the northeast flank of the Uinta Basin. The outcrop is comprised largely of Tertiary and Cretaceous age sandstones that are locally highly-saturated with heavy oil and/or tar. The oil-saturated sandstones extend into the shallow subsurface of the Uinta Basin to the southwest, which is the site of the Asphalt Ridge Development Project, and where the sandstones are estimated in various independent studies to contain billions of barrels of oil-in-place. The project leasehold comprises over 30,000 acres and trends northwest-southeast, along the trend of Asphalt Ridge, over a distance of about 20 miles.

The area has been underdeveloped for decades due, in large part, to lease ownership issues and the definition of heavy oil falling under mining regulations in the State of Utah. These factors created conflict between surface rights and subsurface mineral rights and were obstacles to developing the asset using proven advanced cyclic-steam production techniques. Necessary permits have now been secured that should allow drilling to commence by our operating partner. HSO hopes to continue to work with the State of Utah to supplement prior receipt of permits with other state incentives, including working with the State on an arrangement requiring only an 8% state royalty in connection with this project.

An early development phase contemplates the development of 240 acres with an estimated 119 wells in the Northwest Asphalt Ridge Area. The plan is to develop the 240 acres using advanced cyclic-steam production techniques, including initial CO2 injection. This phase contemplates seventeen 7-spot hexagonal well patterns on 2 ½ acre spacing (a 7-spot has a central steam/CO2 injection well that is surrounded by six producing oil wells). Upgrades have been made to existing roads and well pads as part of this early development phase.

Two oil-saturated Cretaceous sandstones are targeted for development at Asphalt Ridge: the Rimrock Sandstone and the underlying Asphalt Ridge Sandstone. An internationally regarded reserve auditing firm (the “Reserve Auditor”) indicated in a November 2023 report that the aforementioned two oil sands in the aforementioned 240-acre initial development area comprised estimated gross (100%) contingent resources ranging from a low estimate (1C) of about 42 million barrels of oil (BO) to a high estimate (3C) of about 92 million BO, with the Best Estimate (2C) being about 66 million BO. The Reserve Auditor estimated the 2C net contingent cash flow, discounted at 10%, at about $1 billion US dollars. TPET expects to add the reserve value of the Asphalt Ridge Project to the Company’s reserve report after a brief period of observation and review of the oil development operations that are anticipated to commence sometime in the second or third quarters of 2024.

Carbon Capture and Storage Project as part of Company’s South Salinas Project

TPET is committed to attempting to reduce its own carbon footprint and, where possible, that of others. For this reason, TPET is taking initial steps to launch a Carbon Capture and Storage (CCS) project as part of the South Salinas Project. The South Salinas Project appears ideal for a CCS project. The South Salinas Project covers a vast area and is uniquely situated at a deep depocenter where there are thick geologic zones (e.g., Vaqueros Sand, up to approximately 500’ thick), about two miles deep, which could accommodate and permanently store vast volumes of CO2. Four existing deep wells in the South Salinas Project (i.e., the HV 1-35, BM 2-2, BM 1-2-RD1 and HV 3-6 wells) are excellent candidates for use as CO2 injection wells. A CCS project in the future may help reduce TPET’s carbon footprint by sequestering and permanently storing CO2 deep underground at one or more deep wells, away from drinking water sources. Furthermore, three of the aforementioned deep wells are directly located on three idle oil and gas pipelines that could be used to import CO2 to the Company’s CCS Project. TPET has opened discussions with third parties who wish to reduce their own greenhouse gas emissions and who may be interested in participating in our CCS project. TPET believes it feasible to develop the major oil and gas resources of the South Salinas Project and to concurrently establish a substantial CCS project and potentially a CO2 storage hub and/or Direct Air Capture (DAC) hub. See “Business - Recent Developments” for further information on the CCS project.

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Going Concern Considerations

The Company has not generated any revenues and has incurred significant losses since inception. As of October 31, 2023, the Company has an accumulated deficit of $10,446,882 and a working capital deficit of $156,045, and for the year ended October 31, 2023, a net loss of $6,544,426 and cash used in operating activities of $4,036,834. As of January 31, 2024, the Company has an accumulated deficit of $12,148,930 and a working capital deficit of $1,450,919, and for the three months ended January 31, 202, a net loss of $1,702,048. To date, the Company has been funding operations through proceeds from the issuance of common stock, financing through certain investors, the consummation of its initial public offering (“IPO”) in April 2023 and convertible note financing in an aggregate principal amount of up to $3.5 million under two tranches in October 2023 and December 2023, and pursuant to which it raised total gross proceeds of $2,371,500.

On April 2, 2024, the Company paid the remaining outstanding balance of a Senior Secured Original Issue 7% Discount Convertible Promissory Note, dated October 4, 2024 (the “First Tranche Note”), in the principal amount of $750,000, by issuing of a total of 5,149,998 shares of common stock to the investor holding the First Tranche Note reflecting the payment of $772,500 (103% of the outstanding principal amount of $750,000) calculated at the floor price of $0.15 per share of common stock. Additionally, on April 2, 2024 and April 5, 2024, the Company paid a combined aggregate of $550,000 of the outstanding balance of a Senior Secured Original Issue 7% Discount Convertible Promissory Note, dated October 4, 2024 (the “Second Tranche Note”), in the aggregate principal amount of $550,000, by issuing a total of 3,776,667 shares of common stock to the same investor reflecting the payment of $566,500 (103% of the aggregate outstanding principal amount of $550,000) calculated at the floor price of $0.15 per share of common stock. After such payments, the remaining outstanding principal balance of the First Tranche Note and the Second Tranche Note was $0.

On March 26, 2024, subsequent to the filing of its Form 10-Q for the period ended January 31, 2024, the Company borrowed $125,000 from its Chief Executive Officer, Michael L. Peterson (the “Peterson Loan”), in connection with which the Company delivered to Mr. Peterson an Unsecured Subordinated Promissory Note in the principal amount of $125,000 (the “Peterson Note”). For more information on the Peterson Loan, see “Prospectus Summary - Recent Loan and Financing.- Loan from Chief Executive Officer”

On April 5, 2024, the Company received net proceeds of $164,500 in debt financing from the March 2024 Investor, in connection with which the Company issued to the March 2024 Investor the March 2024 Investor Note in the principal amount of $211,500. For more information on this financing, see “Prospectus Summary - Recent Loan and Financing.- March 2024 Debt Financing.”

There is substantial doubt regarding our ability to continue as a going concern as a result of our accumulated deficit and no source of revenue sufficient to cover our costs of operations as well as our dependence on private equity and financing. See “Risk Factors—Risks Relating to Our Business— We have a history of operating losses, our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended October 31, 2023 and 2022, and for the period from July 19, 2021 (inception) through October 31, 2021.”

The accompanying condensed financial statements have been prepared assuming the Company will continue as a going concern. We need to raise a significant amount of capital to pay for our development, exploration, drilling and operating costs. We expect to require additional funding in the future and there is no assurance that we will be able to raise additional needed capital or that such capital will be available under favorable terms. We are subject to all the substantial risks inherent in the development of a new business enterprise within an extremely competitive industry. Due to the absence of a long-standing operating history and the emerging nature of the markets in which we compete, we anticipate operating losses until we can successfully implement our business strategy, which includes all associated revenue streams. We may never achieve profitable operations or generate significant revenues.

The Company will require additional capital funding in order to drill our planned HV-2 and HV-4 wells and to provide for additional development costs and other payment obligations and operating costs until our planned revenue streams are fully implemented and begin to offset our operating costs, if ever.

Since our inception, we have funded our operations with the proceeds from equity and debt financing. We have experienced liquidity issues due to, among other reasons, our limited ability to raise adequate capital on acceptable terms. We have historically relied upon the issuance of equity and promissory notes that are convertible into shares of our common stock to fund our operations and have devoted significant efforts to reduce that exposure. We anticipate that we will need to issue equity to fund our operations for the foreseeable future. If we are unable to achieve operational profitability or are not successful in securing other forms of financing, we will have to evaluate alternative actions to reduce our operating expenses and conserve cash.

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the condensed financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The condensed financial statements included in this report also include a going concern footnote. See Note 3 to our condensed financial statements.

Optioned Assets - McCool Ranch Oil Field

In October 2023, the Company entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project; the Company initially recorded a payment of $100,000 upon execution of the McCool Ranch Purchase Agreement, at which time Trio LLC began refurbishment operations with respect to the San Ardo WD-1 water disposal well (the “WD-1”) to determine if it was mechanically capable of reasonably serving the produced water needs for the assets. With refurbishment successfully accomplished, the Company is obligated to pay an additional $400,000 per the McCool Ranch Purchase Agreement. TPET has paid approximately $148,566 through March 31, 2024. These additional costs are capitalized costs and are reflected in the balance of the oil and gas property as of January 31, 2024.

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Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Results of Operations

For the Year Ended October 31, 2023 compared to the Year Ended October 31, 2022

Our financial results for the years ended October 31, 2023 and 2022 are summarized as follows:

	For the Years Ended October 31,
	2023	2022	Change	% Change
Operating expenses:
Exploration expenses	$251,743	$28,669	$223,074	778.1%
General and administrative expenses	3,311,886	768,379	2,543,507	331.0%
Stock-based compensation expense	1,044,261	6,202	1,038,059	16,737.5%
Accretion expenses	2,778	2,778	-	0.0%
Total operating expenses	4,610,668	806,028	3,804,640	472.0%
Loss from Operations	(4,610,668)	(806,028)	(3,804,640)	472.0%

Other expenses:
Interest expenses	791,811	1,661,981	(870,170)	(52.4)%
Penalty fees	-	1,322,933	(1,322,933)	(100.0)%
Loss on settlement	13,051	-	13,051	100.0%
Loss on note conversion	1,125,000	-	1,125,000	100.0%
Licenses and fees	3,896	9,450	(5,554)	(58.8)%
Total other expenses	1,933,758	2,994,364	(1,060,606)	(35.4)%
Loss before income taxes	(6,544,426)	(3,800,392)	(2,744,034)	72.2%
Income tax benefit	-	-	-	-
Net loss	$(6,544,426)	$(3,800,392)	$(2,744,034)	72.2%

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Exploration expenses

Under the successful efforts method of accounting for crude oil and natural gas properties, exploration expenses consist primarily of exploratory geological and geophysical costs, delay rentals and exploratory overhead, and are expensed as incurred. Exploration expenses increased by approximately $0.2 million as compared to the prior year period due to an increase in exploratory, geological, and geophysical costs incurred during the year.

Given adequate funding, the Company expects to drill two additional wells (the HV-2 and HV-4 wells) in 2024.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and stock-based compensation expense for employees and consultants in executive, finance and accounting, legal, operations support, information technology and human resource functions. General and administrative expenses also include corporate facility costs including rent, utilities, depreciation, amortization and maintenance, as well as legal fees related to intellectual property and corporate matters and fees for accounting and consulting services.

General and administrative expenses increased for the year ended October 31, 2023 by approximately $2.5 million as compared to the prior period due to director fees of approximately $160,000, consulting fees of approximately $430,000, insurance expenses of approximately $120,000, increased advertising and marketing fees of approximately $400,000, increased legal fees of approximately $800,000 and increased salaries expenses of approximately $600,000.

Stock-based compensation expense

The Company records stock-based compensation expense for costs associated with options and restricted shares granted in connection with the Plan, as well as for shares issued as payment for services. Stock-based compensation expense increased by approximately $1.0 million for the year ended October 31, 2023 as compared to the prior year due to the amortization of approximately $965,000 in expense for restricted shares, and approximately $40,000 in expense for options granted in the period.

Accretion expenses

The Company has an Asset Retirement Obligation (“ARO”) recorded that is associated with its oil and natural gas properties in the SSP; the fair value of the ARO was recorded as a liability and is accreted over time until the date the ARO is to be paid. For the year ended October 31, 2023, accretion expenses remained consistent with that of the prior year period.

Other expenses, net

For the year ended October 31, 2023, other expenses, net decreased by approximately $1.1 million when compared to the prior year period. The decrease is attributable to decreases in interest expense of approximately $0.9 million, a nominal decrease in license fees and a one-time penalty fee in the prior year of approximately $1.3 million that did not recur in the current year. These decreases were offset by losses on settlements and note conversions of approximately $15,000 and $1.1 million, respectively.

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Three Months Ended January 31, 2024 compared to the Three Months Ended January 31, 2023 (unaudited)

Our financial results for the three months ended January 31, 2024 and 2023 are summarized as follows:

	For the Three Months Ended January 31,
	2024	2023	Change	% Change
Operating expenses:
Exploration expenses	$84,594	$-	$84,594	100.0%
General and administrative expenses	947,268	124,256	823,012	662.4%
Stock-based compensation expense	407,618	40,757	366,861	900.1%
Accretion expenses	695	695	-	0.0%
Total operating expenses	1,440,175	165,708	1,274,467	769.1%
Loss from Operations	(1,440,175)	(165,708)	(1,274,467)	769.1%

Other expenses:
Interest expenses	159,298	652,573	(493,275)	(75.6)%
Loss on note conversion	92,153	-	92,153	100.0%
Licenses and fees	10,422	-	10,422	100.0%
Total other expenses	261,873	652,573	(390,700)	(59.9)%
Loss before income taxes	(1,702,048)	(818,281)	(883,767)	108.0%
Income tax benefit	-	-	-	-
Net loss	$(1,702,048)	$(818,281)	$(883,767)	108.0%

Exploration expenses

Under the successful efforts method of accounting for crude oil and natural gas properties, exploration expenses consist primarily of exploratory geological and geophysical costs, delay rentals and exploratory overhead, and are expensed as incurred. Exploration expenses increased by approximately $0.1 million as compared to the prior year period due to an increase in exploratory, geological, and geophysical costs incurred during the quarter.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and stock-based compensation expense for employees and consultants in executive, finance and accounting, legal, operations support, information technology and human resource functions. General and administrative expenses also include corporate facility costs including rent, utilities, depreciation, amortization and maintenance, as well as legal fees related to intellectual property and corporate matters and fees for accounting and consulting services.

General and administrative expenses increased for the three months ended January 31, 2024 by approximately $0.8 million as compared to the prior period due to filing fees of $90,000, insurance expenses of $90,000, director fees of $60,000, increased legal and accounting fees of approximately $300,000 and increased salaries expenses of approximately $230,000.

Stock-based compensation expenses

The Company records stock-based compensation expense for costs associated with options and restricted shares granted in connection with the Plan, as well as for shares issued as payment for services. Stock-based compensation expense increased by approximately $0.4 million for the three months ended January 31, 2024 as compared to the prior period due to the amortization of approximately $400,000 in expense for restricted shares that had not yet been granted during the same period in the prior year.

Accretion expenses

The Company has an Asset Retirement Obligation (“ARO”) recorded that is associated with its oil and natural gas properties in the SSP; the fair value of the ARO was recorded as a liability and is accreted over time until the date the ARO is to be paid. For the three months ended January 31, 2024, accretion expenses remained consistent with that of the prior year period.

Other expenses, net

For the three months ended January 31, 2024, Other expenses, net decreased by approximately $0.4 million compared to the prior year period. The decrease is primarily due to decreased non-cash interest expense of $0.4 million due to decreased debt discounts on approximately $1.2 million in debt in the current quarter versus increased debt discounts on approximately $5.9 million in debt in the same quarter of the prior year.

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Liquidity and Capital Resources

Working Capital/(Deficiency)

October 31, 2023 compared to October 31, 2022

Our working capital deficit as of October 31, 2023, in comparison to our working capital deficit as of October 31, 2022, can be summarized as follows:

	October 31, 2023	October 31, 2022
Current assets	$1,695,341	$1,752,529
Current liabilities	1,851,386	6,710,652
Working capital (deficiency)	$156,045	$(4,958,123)

Current assets decreased slightly because of i) an increase to the cash account of approximately $1.5 million, offset by ii) a decrease in deferred offering costs of approximately $1.6 million, both of which are due to the closing of the IPO, which resulted in net cash proceeds of $4,940,000 and the complete reduction of deferred offering costs asset account. The decrease in current liabilities is due to i) the conversion of the $4.5 million January 2022 SPA to equity, ii) the repayment of approximately $1.4 million in notes payable, both of which occurred upon consummation of the IPO and iii) the funding of a convertible note, net of discounts, in the amount of approximately $1.2 million.

January 31, 2024 compared to October 31, 2023

Our working capital deficiency as of January 31, 2024, in comparison to our working capital deficiency as of October 31, 2023, can be summarized as follows:

	January 31,	October 31,
	2024	2023
Current assets	$475,868	$1,695,341
Current liabilities	1,926,787	1,851,386
Working capital (deficiency)	$(1,450,919)	$(156,045)

Current assets decreased because of i) a decrease to the cash account of approximately $1.2 million due to increased payroll expenses and additional cash outlays for capital expenditures for the oil and gas properties. The balance of the current liabilities has remained fairly constant.

Cash Flows

Year Ended October 31, 2023 compared to Year Ended October 31, 2022

Our cash flows for the year ended October 31, 2023, in comparison to our cash flows for the year ended October 31, 2022, can be summarized as follows:

	Years ended October 31,
	2023	2022
Net cash used in operating activities	$(4,036,834)	$(502,144)
Net cash used in investing activities	(2,189,859)	-
Net cash provided by financing activities	7,714,969	496,915
Net change in cash	$1,488,276	$(5,229)

Cash Flows from Operating Activities

For the years ended October 31, 2023 and 2022, cash used in operating activities was $4,036,834 and $502,144, respectively. The cash used in operations for the year ended October 31, 2023 was primarily attributable to our net loss of $6,544,426, adjusted for non-cash expenses in the aggregate amount of $2,520,829, as well as $13,237 of net cash used to fund changes in the levels of operating assets and liabilities. Our cash used in operations for the year ended October 31, 2022 was primarily attributable to our net loss of $3,800,392, adjusted for non-cash expenses in the aggregate amount of $2,729,551, as well as $568,697 of net cash provided to fund changes in the levels of operating assets and liabilities.

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Cash Flows from Investing Activities

For the years ended October 31, 2023 and 2022, cash used in investing activities was $2,189,859 and $0, respectively. The cash used during the current period is attributable to approximately $3.7 million related to drilling exploratory wells and approximately $0.4 million related to acquisition and reserve analysis costs, both of which were capitalized and are reflected in the balance of the oil and gas property as of October 31, 2023. These amounts were offset by approximately $1.9 million in amounts used from the Advance to Operators account, which was designated for costs for the HV-1 well.

Cash Flows from Financing Activities

For the years ended October 31, 2023 and 2022, cash provided by financing activities was $7,714,969 and $496,915, respectively. Cash provided by financing activities during the year ended October 31, 2023 was primarily attributable to $6.7 million in gross proceeds from the issuance of common stock, $1.8 million in net proceeds from the exercise of warrants and $1.6 million in net proceeds from the convertible note financing, offset by the payment of offering costs of approximately $1.0 million and the payment of notes payables of approximately $1.5 million. Cash provided by financing activities during the year ended October 31, 2022 was primarily attributable to approximately $4.8 million in gross proceeds from the issuance of notes payables to investors, offset by the repayment of notes payables of approximately $2.9 million and $1.5 million for the aggregate payment of debt issuance costs and deferred offering costs.

The Company’s cash change was an increase of approximately $1.5 million as of October 31, 2023 from the prior year end. Management believes that the cash on hand and working capital are sufficient to meet its current anticipated cash requirements for anticipated capital expenditures and operating expenses for the next twelve months.

Three Months Ended January 31, 2024 compared to Three Months Ended January 31, 2023

Our cash flows for the three months ended January 31, 2024, in comparison to our cash flows for the three months ended January 31, 2023, can be summarized as follows:

	Three months ended January 31,
	2024	2023
Net cash used in operating activities	$(774,431)	$(217,466)
Net cash used in investing activities	(522,767)	-
Net cash provided by financing activities	84,022	256,349
Net change in cash	$(1,213,176)	$38,883

Cash Flows from Operating Activities

For the three months ended January 31, 2024 and 2023, cash used in operating activities was $774,431 and $217,466, respectively. The cash used in operations for the three months ended January 31, 2024 was primarily attributable to our net loss of $1,702,048, adjusted for non-cash expenses in the aggregate amount of $968,993, as well as $41,376 of net cash used to fund changes in the levels of operating assets and liabilities. Our cash used in operations for the three months ended January 31, 2023 was primarily attributable to our net loss of $818,281, adjusted for non-cash expenses in the aggregate amount of $525,262, as well as $75,553 of net cash provided to fund changes in the levels of operating assets and liabilities.

Cash Flows from Investing Activities

For the three months ended January 31, 2024 and 2023, cash used in investing activities was $522,767 and $0, respectively. The cash used during the current period is attributable to approximately $0.3 million related to drilling exploratory wells and approximately $0.6 million related to acquisition costs, both of which were capitalized and are reflected in the balance of the oil and gas property as of January 31, 2024. These amounts were offset by approximately $400,000 in amounts due to operators and related parties for costs for the South Salinas Project and the McCool Ranch Option. There were no cash flows from investing activities for the three months ended January 31, 2023.

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Cash Flows from Financing Activities

For the three months ended January 31, 2024 and 2023, cash provided by financing activities was $84,022 and $256,349, respectively. Cash provided by financing activities during the three months ended January 31, 2024 was primarily attributable to approximately $0.5 million in net proceeds from the issuance of convertible debt, offset by payments for the convertible debt in the amount of approximately $0.4 million. Cash provided by financing activities during the three months ended January 31, 2023 was primarily attributable to approximately $0.4 million in proceeds from the issuance of common stock, offset by approximately $100,000 for the payment of deferred offering costs.

The Company’s cash change was a decrease of approximately $1.2 million as of January 31, 2024. Management believes that the cash on hand and working capital are sufficient to meet its current anticipated cash requirements for anticipated capital expenditures and operating expenses for the next twelve months.

Contractual Obligations and Commitments

Unproved Property Leases

The Company holds various leases related to the unproved properties of the South Salinas Project (see Note 5); two of the leases are held with the same lessor. The first lease, which covers 8,417 acres, was amended on May 27, 2022 to provide for an extension of then-current force majeure status for an additional, uncontested twelve months, during which the Company would be released from having to evidence to the lessor the existence of force majeure conditions. As consideration for the granting of the lease extension, the Company paid the lessor a one-time, non-refundable payment of $252,512; this amount was capitalized and reflected in the balance of the oil and gas property as of October 31, 2022. The extension period commenced on June 19, 2022 and currently, the “force majeure” status has been extinguished by the drilling of the HV-1 and the HV-3A wells; such drilling maintains the validity of the lease. The lease is being maintained currently by operations at the HV-3A well.

The second lease covers 160 acres of the South Salinas Project; it is currently held by delay rental and is renewed every three years. Until drilling commences, the Company is required to make delay rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the delay rental payment for the period from October 2023 through October 2024.

During February and March of 2023, the Company entered into additional leases related to the unproved properties of the South Salinas Project with two groups of lessors. The first group of leases covers 360 acres and has a term of 20 years; the Company is required to make rental payments of $25/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period February 2024 through February 2025. The second group of leases covers 307.75 acres and has a term of 20 years; the Company is required to make rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period from March 2024 through March 2025.

On November 10, 2023, the Company entered into a leasehold acquisition and development option agreement (“ARLO Agreement”) with Heavy Sweet Oil (“HSO”) for a term of nine months for a 20% production share in HOS’s leases and 960-acre drilling and production program. The ARLO Agreement also allows the Company the exclusive right to acquire up to a 20% interest in the Asphalt Ridge leases for $2,000,000, which may be invested in tranches by the Company, with an initial tranche closing for an amount no less than $500,000. The tranche funding is contingent upon HSO providing certain required items to the Company.

On December 29, 2023, the Company entered into an amendment to the ARLO Agreement, whereby the Company funded $200,000 of the $500,000 payable by the Company to HSO at the Initial Closing, in advance of HSO satisfying certain required items for a 2% interest in the leases; such funds are to be used by HSO solely for the building of roads and related infrastructure in furtherance of the development of the leases. As of January 31, 2024, the Company has paid a total of $225,000 to HSO in costs related to infrastructure; such costs are capitalized costs and are reflected in the balance of the oil and gas property as of January 31, 2024.

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Board of Directors Compensation

On July 11, 2022, the Company’s Board of Directors approved compensation for each of the non-employee directors of the Company, which would be effective upon the consummation of the IPO. Such compensation is structured as follows: an annual retainer of $50,000 cash plus an additional $10,000 for each Board committee upon which the Director serves, each paid quarterly in arrears. Payment for this approved compensation commenced upon successful completion of the Company’s IPO in April 2023; for the three months ended January 31, 2024 and 2023, the Company has recognized $56,685 and $0, respectively, in directors’ fees.

Agreements with Advisors

On October 4, 2023 and December 29, 2023, the Company entered into placement agent agreements with Spartan Capital Securities, LLC (“Spartan”), whereby Spartan will serve as the exclusive placement agent in connection with the closing of private placements. The agreements provide the agent with i) a cash fee 7.5% of the aggregate proceeds raised in the sale and ii) warrants to purchase a number of common shares equal to 5% of the number of common shares initially issuable upon conversion of each note tranche; warrants to purchase 83,333 and 55,000 common shares with exercise prices of $1.32 and $0.55 for the first and second tranches, respectively, were issued to Spartan as of January 31, 2024. Such warrants may be exercised beginning 6 months after issuance until four- and one-half years thereafter.

Critical Accounting Policies and Estimates

Basis of Presentation

We prepare our financial statements in conformity with GAAP, which requires management to make certain estimates and assumptions and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the condensed financial statements are prepared, and actual results could differ from our estimates and such differences could be material. Due to the need to make estimates about the effect of matters that are inherently uncertain, materially different amounts could be reported under different conditions or using different assumptions. On a regular basis, we review our critical accounting policies and how they are applied in the preparation of our condensed financial statements, as well as the sufficiency of the disclosures pertaining to our accounting policies in the footnotes accompanying our financial statements. Described below are the most significant policies we apply in preparing our condensed financial statements, some of which are subject to alternative treatments under GAAP. We also describe the most significant estimates and assumptions we make in applying these policies. See “Note 2 - Summary of Significant Accounting Policies” to our condensed financial statements.

Oil and Gas Assets and Exploration Costs – Successful Efforts

The Company is in the exploration stage and has not yet realized any revenues from its operations. It applies the successful efforts method of accounting for crude oil and natural gas properties. Under this method, exploration costs such as exploratory geological and geophysical costs, delay rentals and exploratory overhead are expensed as incurred. If an exploratory property provides evidence to justify potential development of reserves, drilling costs associated with the property are initially capitalized, or suspended, pending a determination as to whether a commercially sufficient quantity of proved reserves can be attributed to the area as a result of drilling. At the end of each quarter, management reviews the status of all suspended exploratory property costs in light of ongoing exploration activities; in particular, whether the Company is making sufficient progress in its ongoing exploration and appraisal efforts. If management determines that future appraisal drilling or development activities are unlikely to occur, associated exploratory well costs are expensed.

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Costs to acquire mineral interests in crude oil and/or natural gas properties, drill and equip exploratory wells that find proved reserves and drill and equip development wells are capitalized. Acquisition costs of unproved leaseholds are assessed for impairment during the holding period and transferred to proven crude oil and/or natural gas properties to the extent associated with successful exploration activities. Significant undeveloped leases are assessed individually for impairment, based on the Company’s current exploration plans, and a valuation allowance is provided if impairment is indicated. Capitalized costs from successful exploration and development activities associated with producing crude oil and/or natural gas leases, along with capitalized costs for support equipment and facilities, are amortized to expense using the unit-of-production method based on proved crude oil and/or natural gas reserves on a field-by-field basis, as estimated by qualified petroleum engineers.

Unproved oil and natural gas properties

Unproved oil and natural gas properties have unproved lease acquisition costs, which are capitalized until the lease expires or otherwise until the Company specifically identifies a lease that will revert to the lessor, at which time the Company charges the associated unproved lease acquisition costs to exploration costs.

Unproved oil and natural gas properties are assessed periodically for impairment on a property-by-property basis based on remaining lease terms, drilling results or future plans to develop acreage.

Impairment of Other Long-lived Assets

The Company reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of the asset by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposition. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and estimated fair value. With regards to oil and gas properties, this assessment applies to proved properties; unproved properties are assessed for impairment either at an individual property basis or a group basis.

Asset Retirement Obligations

ARO consists of future plugging and abandonment expenses on oil and natural gas properties. In connection with the South Salinas Project acquisition described above, the Company acquired the plugging and abandonment liabilities associated with six temporarily shut-in, idle wells. The fair value of the ARO was recorded as a liability in the period in which the wells were acquired with a corresponding increase in the carrying amount of oil and natural gas properties. The Company plans to utilize the six wellbores acquired in the South Salinas Project acquisition in future production, development and/or exploration activities. The liability is accreted for the change in its present value each period based on the expected dates that the wellbores will be required to be plugged and abandoned. The capitalized cost of ARO is included in oil and gas properties and is a component of oil and gas property costs for purposes of impairment and, if proved reserves are found, such capitalized costs will be depreciated using the units-of-production method. The asset and liability are adjusted for changes resulting from revisions to the timing or the amount of the original estimate when deemed necessary. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Recent Accounting Pronouncements

All recently issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

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BUSINESS

Overview

TPET is a California-based oil and gas exploration and development company headquartered in Bakersfield, California, with its principal executive offices located at 4115 Blackhawk Plaza Circle, Suite 100, Danville, California, 94506, and with operations in Monterey County, California, and Uintah County, Utah. The Company was incorporated on July 19, 2021, under the laws of Delaware to acquire, fund, and operate oil and gas exploration, development and production projects, initially focusing on one major asset in California, the South Salinas Project (“South Salinas Project”).

We have had revenue-generating operations since the McCool Ranch Oil Field was restarted on February 22, 2024, and anticipate receiving first revenue from these operations in April or May, 2024, but have received no revenue from revenue-generating operations as of the date of this prospectus.

TPET was formed to initially acquire from Trio Petroleum LLC (“Trio LLC”) an approximate 82.75% working interest, which was subsequently increased to an approximate 85.75% working interest, in the large, approximately 9,300-acre South Salinas Project that is located in Monterey County, California, and subsequently partner with certain members of Trio LLC’s management team to develop and operate those assets. TPET holds an approximate 68.6% interest after the application of royalties (“net revenue interest”) in the South Salinas Project. Trio LLC holds an approximate 3.8% working interest in the South Salinas Project. TPET and Trio LLC are separate and distinct companies.

California is a significant part of TPET’s geographic focus and we recently acquired a 22% working interest in the McCool Ranch Oil Field (the “McCool Ranch Oil Field”, “McCool Ranch Field” or “McCool Ranch”) in Monterey County, California. TPET’s interests extend beyond California, however, and we recently acquired an interest in the Asphalt Ridge Project in Uintah County, Utah. We may acquire additional assets both inside and outside of California and Utah.

Trio LLC is a licensed Operator in California and currently operates the South Salinas Project and the McCool Ranch Oil Field on behalf of TPET and other working interest owners. Trio LLC operates these assets pursuant to joint operating agreements (“JOAs”) between and among Trio LLC and the non-operating, third-party, working interest owners. The non-operating parties have agreed under the JOAs to have the Operator explore and develop these assets for the production of oil and gas as provided thereunder. Trio LLC, as Operator, generally conducts and has significant control of operations, subject to the limitations and constraints of the JOAs, and acts in the capacity of an independent contractor. Operator is obligated to conduct its activities under the JOAs as a reasonable prudent operator, in good workmanlike manner, with due diligence and dispatch, in accordance with good oilfield practices, and in compliance with applicable laws and regulations.

Recent Business Developments

McCool Ranch Oil Field

On October 16, 2023, TPET entered into a Purchase and Sale Agreement with Trio LLC (the “McCool Ranch Purchase Agreement”) pertaining to the McCool Ranch Oil Field. Pursuant to this agreement, effective October 1, 2023, we acquired an approximate 22% working interest in and to certain oil and gas assets at the McCool Ranch Field, which is located in Monterey, County, California, just seven miles from our flagship South Salinas Project. The assets are situated in what is known as the “Hangman Hollow Area” of the McCool Ranch Field. The acquired property is a relatively new oil field (discovered in 2011) developed with six oil wells, one water-disposal well, steam generator, boiler, three 5,000 barrel tanks, 250 barrel test tank, water softener, two freshwater tanks, two soft water tanks, in-field steam pipelines, oil pipelines and other facilities. The property is fully and properly permitted for oil and gas production, cyclic-steam injection and water disposal. We are acquiring the working interest at McCool Ranch through primarily work commitment expenditures that are being allocated to restart production at the field and establish cash flow for us, with upside potential given the numerous undrilled infill and development well locations. Oil production was restarted on February 22, 2024: the field had been idle since 2015 except for a brief period in 2018.

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McCool Ranch successfully restarted field operations, including the restarting of oil production at the 58X and HH-1 wells. These two wells were restarted on February 22, 2024, and the HH-1 well at McCool Ranch has been producing about 47 barrels of oil per day since it was put back on cold production. The 58X well at McCool Ranch was also put back on production but was temporarily idled in order to perform a heat treatment that the Company expects to be accomplished by the second quarter of 2024.

Given the successful restart of overall field operations and of the first two wells, the Company has funded the startup of a third well, the 35X well, which is expected to potentially produce similarly to the 58X well (the 35X and 58X wells are both vertical wells with similar oil columns in the Lombardi Oil Sand and with similar subsurface borehole completions). The 35X well at McCool Ranch has been hooked up to power and the Company expects for it to be put back on production shortly.

Following the success of the McCool Ranch wells, the Company hopes, with a portion of the proceeds of this offering, to also restart the last two wells in the restart program, the HH-3 and HH-4 wells, in the second quarter of 2024. All water produced from these wells will be disposed in the on-site water disposal well.

The aforementioned initial three wells at McCool Ranch are each being restarted and produced “cold” (i.e. without steam injection), which allows for lower operating costs, and each will be produced cold as long as profitable. When appropriate, TPET will transition each well to cyclic-steam operations, also known as “huff and puff,” which is expected to significantly increase production. Wells in McCool Ranch historically produced oil favorably during cyclic-steam operations. The wells in McCool Ranch historically have responded favorably when cyclic-steam operations have been applied.

The HH-1 well was initially produced cold for about 380 days in 2012-2013, during which time peak production was about 156 barrels of oil per day (“BOPD”), average production was about 35 BOPD and cumulative production was about 13,147 barrels of oil (“BO”). The 58X well was initially produced cold for about 230 days in 2011-2013, during which time peak production was about 41 BOPD, average production was about 13 BOPD and cumulative production was about 2,918 BO.

KLS Petroleum Consulting LLC (“KLSP”), a third-party, independent engineering firm, recommends that McCool Ranch be developed with horizontal wells, each landed in the Lombardi Oil Sand with a 1,000-foot lateral. Management estimates that TPET’s property can probably accommodate approximately 22 additional such horizontal wells and that TPET accordingly may commence a drilling program in sometime in the second or third quarters of 2024. TPET expects to add the reserve value of the McCool Ranch Field to the Company’s reserve report after a brief period of observation and review of the oil production that was restarted on February 22, 2024.

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Asphalt Ridge Option Agreement

On November 10, 2023, TPET entered into a Leasehold Acquisition and Development Option Agreement (the “Asphalt Ridge Option Agreement”) with Heavy Sweet Oil LLC (“HSO”). Pursuant to the Asphalt Ridge Option Agreement, the Company acquired an option to purchase up to a 20% working interest in certain leases at a long-recognized, major oil accumulation in northeastern Utah, in Uintah County, southwest of the city of Vernal, totaling 960 acres. HSO holds the right to such leases below 500 ft depth from surface and the Company acquired the option to participate in HSO’s initial 960 acre drilling and production program (the “HSO Program”) on such Asphalt Ridge Leases. TPET also holds the right of first refusal to participate with up to 20% working interest on the greater approximate 30,000 acre leasehold at terms offered to other third-parties. On December 29, 2023, the Company and HSO entered into an Amendment to Leasehold Acquisition and Development Agreement (the “Amendment to the Asphalt Ridge Option Agreement”), pursuant to which the Company and HSO amended the Asphalt Ridge Option Agreement to provide that, within three (3) business days of the effective date of the Amendment to the Asphalt Ridge Option Agreement, the Company would fund $200,000 of the $2,000,000 total purchase price in advance of HSO satisfying the closing conditions set forth in the Asphalt Ridge Option Agreement, in exchange for the Company receiving an immediate 2% interest in the Asphalt Ridge Leases, which advanced funds would be used solely for the building of roads and related infrastructure in furtherance of the development plan. In January, 2024, the Company funded an additional $25,000 resulting in a 2.5% interest in the Asphalt Ridge Leases.

The Asphalt Ridge Project, according to J. Wallace Gwynn of Energy News, is estimated to be the largest measured tar sand resource in the United States, and is unique given its low wax and negligible sulfur content, which is expected to make the oil produced very desirable for many industries, including shipping.

Asphalt Ridge is a prominent, northwest-southeast trending topographic feature (i.e., a dipping slope called a hog’s back or cuesta) that crops-out along the northeast flank of the Uinta Basin. The outcrop is comprised largely of Tertiary and Cretaceous age sandstones that are locally highly-saturated with heavy oil and/or tar. The oil-saturated sandstones extend into the shallow subsurface of the Uinta Basin to the southwest, which is the site of the Asphalt Ridge Development Project, and where the sandstones are estimated in various independent studies to contain billions of barrels of oil-in-place. The project leasehold comprises over 30,000 acres and trends northwest-southeast, along the trend of Asphalt Ridge, over a distance of about 20 miles.

The area has been underdeveloped for decades due, in large part, to lease ownership issues and the definition of heavy oil falling under mining regulations in the State of Utah. These factors created conflict between surface rights and subsurface mineral rights and were obstacles to developing the asset using proven advanced cyclic-steam production techniques. Necessary permits have now been secured that should allow drilling to commence by our operating partner. HSO hopes to continue to work with the State of Utah to supplement prior receipt of permits with other state incentives, including working with the State on an arrangement requiring only an 8% state royalty in connection with this project.

An early development phase contemplates the development of 240 acres with an estimated 119 wells in the Northwest Asphalt Ridge Area. The plan is to develop the 240 acres using advanced cyclic-steam production techniques, including initial CO2 injection. This phase contemplates seventeen 7-spot hexagonal well patterns on 2 ½ acre spacing (a 7-spot has a central steam/CO2 injection well that is surrounded by six producing oil wells). Upgrades have been made to existing roads and well pads as part of this early development phase.

Two oil-saturated Cretaceous sandstones are targeted for development at Asphalt Ridge: the Rimrock Sandstone and the underlying Asphalt Ridge Sandstone. An internationally regarded reserve auditing firm (the “Reserve Auditor”) indicated in a November, 2023, report that the aforementioned two oil sands in the aforementioned 240 acre initial development area comprised estimated gross (100%) contingent resources ranging from a low estimate (1C) of about 42 million barrels of oil (BO) to a high estimate (3C) of about 92 million BO, with the Best Estimate (2C) being about 66 million BO. The Reserve Auditor estimated the 2C net contingent cash flow, discounted at 10%, at about $1 billion US dollars. TPET expects to add the reserve value of the Asphalt Ridge Project to the Company’s reserve report after a brief period of observation and review of the oil development operations that are anticipated to commence sometime in the second or third quarters of 2024.

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Carbon Capture and Storage Project as part of Company’s South Salinas Project

TPET is committed to attempting to reduce its own carbon footprint and, where possible, that of others. For this reason, TPET is taking initial steps to launch a Carbon Capture and Storage (CCS) project as part of the South Salinas Project. The South Salinas Project covers a vast area and is uniquely situated at a deep depocenter where there are thick geologic zones (e.g., Vaqueros Sand, up to approximately 500’ thick), about two miles deep, which could potentially accommodate and permanently store vast volumes of CO2. Four existing deep wells in the South Salinas Project (i.e., the HV 1-35, BM 2-2, BM 1-2-RD1 and HV 3-6 wells) are excellent candidates for use as CO2 injection wells. A CCS project in the future may help reduce TPET’s carbon footprint by sequestering and permanently storing CO2 deep underground at one or more deep wells, away from drinking water sources. Furthermore, three of the aforementioned deep wells are directly located on three idle oil and gas pipelines that could be used to import CO2 to the Company’s CCS Project. TPET has opened discussions with third parties who wish to reduce their own greenhouse gas emissions and who may be interested in participating in our CCS project. TPET believes it feasible to develop the major oil and gas resources of the South Salinas Project and to concurrently establish a substantial CCS project and potentially a CO2 storage hub and/or Direct Air Capture (DAC) hub.

South Salinas Project Oil Rights

TPET has an approximate 85.75% working interest in the South Salinas Project. We have a mineral-leasehold of approximately 9,300 gross mineral acres and 7,946 net mineral acres in one largely contiguous land package from primarily one Lessor, Bradley Minerals. The surface lands at the approximate 9,300 mineral acres are primarily part of the private Porter Ranch. There are six existing idle wells and one active well in the South Salinas Project, and permits are approved by Monterey County for the drilling and testing of two additional wells (i.e., the HV-2 and HV-4 wells).

Description of South Salinas Property and Current Operations

We initiated operations as TPET with the acquisition from Trio LLC of 82.75% working interest in the South Salinas Project under the terms of a Purchase and Sale Agreement (the “South Salinas Purchase Agreement”) dated September 14, 2021. Our working interest was later increased by 3.026471% and we currently hold an approximate 85.75% working interest and an approximate 68.6% net revenue interest (after all royalties) in the South Salinas Project. The working interest we own includes leases, wells, inventory and 3D seismic data.

We believe the South Salinas Project has the potential to be significant, with an estimated 39.0 million barrels of oil (“MMBO”) plus 40.0 billion cubic feet of gas (“BCFG”), or 45.7 million barrels of oil equivalent (“BOE”), in Probable (P2) Undeveloped reserves and an approximate 92.4 MMBO plus 148.8 BCFG, or 117.2 million BOE, in Possible (P3) Undeveloped reserves. Note that the conversion rate used is 6.0 Mcf per 1 BOE.

Trio LLC and its management team are part owners of the Company and will continue as Operator of the South Salinas Project on behalf of the Company and of the other working interest partners.

There are two contiguous areas of notable oil/gas accumulations in the South Salinas Project, being the Humpback Area (“Humpback Oil Field”) that occurs in the northern part of the project, and the Presidents Area (“Presidents Oil Field”) that occurs in the southern part of the project. Discovery wells have been drilled and completed at both Humpback Oil Field and Presidents Oil Field. The HV-3A well is the first well drilled at the Presidents Oil Field and is its discovery well. About five wells have been drilled at the Humpback Oil Field and of these we consider the BM 2-2 well as its discovery well.

The primary oil and gas objectives in the South Salinas Project are classic fractured Monterey Formation reservoirs (i.e., zones with abundant brittle/fractured intervals of chert, dolomite, limestone and porcelanite) and the Vaqueros Sand. Fractured Monterey Formation is one of the most important and prolific oil/gas reservoirs in California. The primary oil and gas reservoirs occur at approximately 4,000-8,000’ depth. The oil is mid- to high-gravity (18-40° API). The oil and gas targets are in structural traps - this is not a resource play. The structural traps are imaged in 30 square miles of 3D seismic data that is owned by the Company. Importantly, the 3D seismic was acquired after the drilling of all wells in the area except for our HV-3A and HV-1 wells. The 3D seismic provides critical information about how prior wells were not properly located and, more importantly, how the South Salinas Project potentially may be successfully exploited going forward.

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The Monterey Formation oil and gas zones have been tested at various wells at the South Salinas Project. The Vaqueros Sand has not yet been tested but the Company believes that it is potentially productive behind-pipe in the BM 2-2 well. TPET intends to perforate and test the Vaqueros Sand in the BM 2-2 well as soon as the necessary permits are in-hand.

We own approximately 30 square miles of three dimensional seismic data (“3D seismic”) at the project. An integrated interpretation of the 3D seismic data and of well data indicates that Presidents Oil Field is a large anticlinal feature covering an area of approximately 1,300 acres, with a major structural, anticlinal high at the location of the HV-3A discovery well, and with two separate, four-way closed anticlines at the northwest, down-plunge-end of the feature. The structural feature at Presidents Oil Field is best characterized as a positive flower structure resulting from transpressional deformation along strike slip faults including the major Rinconada Fault. The Company has determined that production testing may resume at the HV-3A discovery well at Presidents Field. Testing on pump at this well resumed on March 22, 2024.

One of our initial objectives was to drill the HV-1 confirmation well at the President Oil Field. This objective has been accomplished. The following is a discussion of the HV-1 well and its significance:

●	The HV-1 well is located about two miles northwest of the HV-3A discovery well and for this reason it is considered a “confirmation well” intended to help confirm the size of lateral extent of the field. The HV-1 surface hole location (“SHL”) is located in about the center of T24S-R10E-Section 14. The well was directionally drilled approximately 2,600 feet toward the southeast and its bottom hole location (“BHL”) is located in T24S-R10E-Section 13.
●	The HV-1 well spud on about May 5, 2023, and was completed at its total depth (“TD”) of about 6,641 feet (measured depth) on about May 15, 2023.
●	The HV-1 confirmation well is located on the larger of the aforementioned two down-plunge, four-way closed anticlines.
●	There were primarily three reservoir objectives in the HV-1 well, being the Yellow Zone (aka Yellow Chert), the underlying Brown Zone (aka Brown Chert) and the underlying Mid-Monterey Clay, all of which are stratigraphic subunits of the Miocene-age Monterey Formation. The Yellow and Brown zones are both attributed oil and gas reserves at Presidents in the Company’s reserve report as filed with the SEC. The Mid-Monterey Clay is nowhere assigned reserves in the Company’s reserve report, although it did have significant oil/gas shows in the HV-3A discovery well and periodically may have contributed to the flow of oil and gas to surface at said well.
●	The 3D seismic data indicate that the Yellow and Brown zones have four-way closure (i.e., anticlinal rollover in one of the subsidiary, down-plunge anticlines) at the location of the HV-1 well, whereas at this location the Mid-Monterey Clay may have fault closure (within the positive flower structure) but lacks rollover. The directional drilling plan for the HV-1 well was designed such that the well would penetrate the Yellow and Brown zones near the tops of their anticlinal closures and to continue downward into the Mid-Monterey Clay where anticlinal closure apparently does not occur.
●	The Yellow Zone, Brown Zone and Mid-Monterey Clay were encountered in the HV-1 well largely as predicted including with respect to depth, thickness, lithology, wireline-log characteristics and oil and gas shows including free oil in cuttings and in the mud pit. The Company believes that the HV-1 well has confirmed that there is a major oil and gas accumulation in the Presidents Oil Field, as the Company announced in a press release on May 16, 2023.
●	Confirmation of a major oil and gas accumulation by itself does not confirm whether economic oil/gas production can be established. The HV-1 has undergone production testing to evaluate commerciality. Production testing at the HV-1 well was initially carried-out from the bottom up (i.e., by testing the deeper Mid-Monterey Clay zone first and working upward to the shallower Brown and Yellow zones), and the Brown and Mid-Monterey Clay zones were subsequently retested. The Mid-Monterey Clay, Brown Zone and Yellow Zone all underwent production testing. Oil and gas were recovered but commercial production was not established.
●	Operations may continue, for example deepening, sidetracking or additional testing, at the HV-1 well but it is currently idle.
●	The HV-1 well is the newest well in the South Salinas Project and is the only exploratory well drilled in the last three fiscal years at the project.
●	The Company considers it premature to deem HV-1 either a dry development well or a net productive well. Additional operations, including possibly deepening or sidetracking, and additional testing, are feasible at HV-1. Thus, there has been no net productive well or dry development well drilled in the last three fiscal years at the South Salinas Project. Prior to the drilling of the HV-1 well, the newest well at the Project was the HV-3A discovery well that was drilled in 2018.

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All of the Company’s acreage and reserves in the South Salinas Project are considered undeveloped. The HV-3A and BM 2-2 wells, and possibly other project wells, are and/or may possibly be capable of oil and/or gas production but additional investments at these wells are necessary prior to establishing commercial oil/gas production and, therefore, reserves and acreage are considered undeveloped. Thus, the total gross undeveloped acreage is approximately 9,300 acres and the total net undeveloped acreage (i.e., net to the Company) is approximately 7,927 acres (i.e., 9,300 acres x 0.8575 = 7,927 acres). The total gross developed acreage is zero acres and the total net developed acreage (i.e., net to the Company) is also zero acres.

As noted elsewhere, on the Company’s leases there are six existing idle wells (i.e., the BM 1-2-RD1, BM 2-2, BM 2-6, HV-1, HV 3-6 and HV 1-35 wells) and one active well (i.e., HV-3A well). Of these seven wells perhaps only the HV-3A and BM 2-2 wells should be considered to probably and/or possibly be capable of economic oil/gas production with their current mechanical completions, whereas it cannot be ruled-out that economic oil/gas production could be established at the other five wells. Thus, on the Company’s leases there may be considered to be two (2) gross productive wells (i.e., the HV-3A and BM 2-2 wells) and 1.715 net productive wells (i.e., 85.75% WI times 2 gross wells = 1.715 net productive wells).

The Porter Ranch is an active working property that supports farming operations, livestock grazing, and the exploitation of oil and gas reserves, as well as the preservation of open space that preserves natural habitat. There is partly overlapping ownership in Bradley Minerals (the Lessor) and in Porter Ranch (the surface owner) and the interests and objectives of the two entities are closely aligned. In some projects there are conflicts between surface and mineral owners, for example with the surface owner discouraging and the mineral owner encouraging development. Importantly, in this project the mineral and surface owners have aligned interests/objectives, and this is beneficial to the South Salinas Project. Total royalty burden at the South Salinas Project is approximately 20%, all of which is held by lessors. TPET and Trio LLC and their associates hold no royalty interests in the South Salinas Project.

Infrastructure at the South Salinas Project includes seven existing wells, six expansive well pads, and three idle Aera Energy oil and gas pipelines. The expansive well pads are important because they can accommodate significant project development without additional disturbance of the surface – the Company believes that this may help expedite the approval of necessary additional permits.

South Salinas Project Property and Future Operations

The Company has drilling permits from Monterey County for two additional wells at the South Salinas Project, being the HV-2 well and the HV-4 well. The Company may drill one or both of these wells in 2024. The Company is evaluating whether to directionally drill both of these wells into the Presidents Oil Field, or to drill one into the Presidents Oil Field and one into the Humpback Oil Field. The production performance of the HV-3A well, which was restarted on March 22, 2024, will bear on the drilling plans for HV-2 and HV-4.

The Company anticipates that it may be desirable in the future to obtain access or ownership of the Aera Energy pipelines (possibly jointly owned with Chevron) to move oil and gas to markets and possibly to move produced water off-site, as well as potentially being used in a Carbon Capture and Storage (CCS) Project. Aera Energy (“Aera”) and Chevron have significant operations a few miles north at the San Ardo Oil Field. Aera’s holdings in California were recently acquired by the companies IKAV, an international asset management group headquartered in Germany, and CPP Investments, a professional investment management organization that manages investments of contributors and beneficiaries of the Canada Pension Plan. Now, in 2024, it has been announced that California Resources Corp (“CRC”) and Aera are merging. The Company believes that there are potential synergies between our South Salinas Project and the San Ardo Oil Field that is operated by Aera and Chevron, and possibly soon by CRC. CRC is already an approximate 8% working-interest owner in the South Salinas Project.

There is an application for an UIC water disposal operation at the South Salinas Project that is under review by CalGEM and being modified and updated by Trio LLC. Approval of this water disposal project by CalGEM and Water Boards will be an important part of establishing an economic oil and gas operations.

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All of the existing seven wells in the South Salinas Project are currently inactive and temporarily shut-in, except for the active HV-3A well that was restarted on March 22, 2024. When the appropriate permits are in-hand, which will perhaps be in 2024, and when the required funding is in-place, the Company plans to return the BM 2-2 well to oil and gas production, to reenter and sidetrack three of the wells (the HV 1-35, BM 2-6 and HV 3-6 wells) to optimal locations that are indicated in the 3D seismic data and to then put them on production, and to utilize one well (the BM 1-2-RD1 well) as a water disposal well. TPET is evaluating options (e.g., deepening, sidetracking, recompleting, etc.) at the new HV-1 well, as discussed above. TPET may drill one or both of the HV-2 and HV-4 wells in 2024. The HV-1, HV-2, HV-3A and HV-4 wells may each be produced for its own 18-month period, under the Company’s current exploration/testing permits. TPET is working diligently toward the goal of obtaining permits for full field development, including long-term production and water disposal. These permits are critical for the proper development of our South Salinas Project asset.

TPET is committed to attempting to reduce its own carbon footprint and, where possible, that of others. For this reason, TPET is taking initial steps to launch a Carbon Capture and Storage (CCS) project as part of the South Salinas Project. The South Salinas Project appears ideal for a CCS project. The South Salinas Project covers a vast area and is uniquely situated at a deep depocenter where there are thick geologic zones (e.g., Vaqueros Sand, up to approximately 500’ thick), about two miles deep, which could accommodate and permanently store vast volumes of CO2. Four existing deep wells in the South Salinas Project (i.e., the HV 1-35, BM 2-2, BM 1-2-RD1 and HV 3-6 wells) are candidates for use as CO2 injection wells. A CCS project in the future may help reduce TPET’s carbon footprint by sequestering and permanently storing CO2 deep underground at one or more deep wells, away from drinking water sources. Furthermore, three of the aforementioned deep wells are directly located on three idle oil and gas pipelines that could be used to import CO2 to the Company’s CCS Project. TPET has opened discussions with third parties who wish to reduce their own greenhouse gas emissions and who may be interested in participating in our CCS project. TPET believes it feasible to develop the major oil and gas resources of the South Salinas Project and to concurrently establish a substantial CCS project and potentially a CO2 storage hub and/or Direct Air Capture (DAC) hub. See “Business - Recent Developments” for further information on the CCS project.

Evaluation of Reserves and Net Revenue

South Salinas Project

Our evaluation and review of oil and gas reserves and future net revenue attributable to the Company’s interests in the South Salinas Project, as of the end of October 31, 2021, are based on independent analyses prepared by KLS Petroleum Consulting LLC (“KLSP”), Denver, Colorado, as documented in the report that it prepared that is entitled “Reserves Attributable to Trio Petroleum Corp South Salinas Area for Development Plan Phases 1 and 2” (the “Reserve Report”), and a parallel and related analysis by KLSP for the entire Project that is entitled “S. Salinas Area, Full Development Reserves Supplement to SEC Report Dated 1-28-2022” (the “Reserve Supplement Report”). KLSP is an independent, third-party, petroleum engineering firm that meets industry-standards for qualifications, independence, objectivity and confidentiality. The primary technical person, Kenneth L. Schuessler, responsible for preparing the Reserve Report is a registered professional petroleum engineer with decades of experience in the petroleum industry and in analyses of reserves. Mr. Schuessler has significant experience in the petroleum industry and has held important positions with Bergeson Associates, Malkewitz-Hueni Associates, SI International, System Technology Associates and MHA Petroleum Consultants. Importantly, Mr. Schuessler has significant experience in the evaluation and exploitation of Monterey Formation fractured-reservoirs at the giant Elk Hills and Coles Levee Fields in the San Joaquin Basin in California. Mr. Schuessler’s knowledge of the Monterey Formation is highly-relevant to the evaluation of our South Salinas Project at which the fractured Monterey Formation is of critical importance.

KLSP states that the reserves in the “Reserve Report” referenced as Exhibit 99.1 to the Registration Statement and the “Reserve Supplement Report” referenced as Exhibit 99.2 to the Registration Statement and their determination are consistent with definitions found in Rule 4-10 of SEC Regulation S-X (17CFR part 210), and Subpart 1200 of Regulation SK. The net reserves, costs and revenues are those attributable to the Company. Future net revenue and discounted present value are on a before federal income tax (BFIT) basis.

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KLSP is an independent third-party that does not own an interest in any of our properties. Mr. Schuessler is not a permanent employee of our company but we continue to employ the services of KLSP on an as-needed basis.

Our internal staff including our geoscience, drilling, facilities, regulatory, compliance, land, legal and accounting professionals communicated as needed with KLSP to ensure the integrity, accuracy and timeliness of data furnished to KLSP, to review and discuss the properties, methods and assumptions used by KLSP in KLSP’s preparation of the reserve estimates, and to review and discuss KLSP’s conclusions. As discussed immediately above, KLSP is a highly-qualified, independent, petroleum-engineering consulting firm. Mr. Terence B. Eschner, the Company’s President and a registered professional geologist, who is very knowledgeable about the South Salinas Project, was the Company’s primary contact with KLSP regarding the reserve analyses that were conducted by KLSP. Mr. T. Eschner played a key role providing the Company’s internal controls on the reserve estimation effort that was carried-out by KLSP, while not interfering with KLSP’s analyses so as to ensure that KLSP’s analyses would truly be that of an independent third-party. The Company recognizes that estimating volumes of economically recoverable oil and natural gas reserves is somewhat subjective and that the accuracy of any reserve estimate is partly a function of the quality and accuracy of the available data and interpretations: for this reason and others the Company strove to provide the best available data and interpretations to KLSP. Reserve estimates typically require revision as new information becomes available and/or due to change in conditions and/or due to unforeseen circumstances. Reserve estimates commonly differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, some or all of which may prove to be incorrect.

The technologies utilized by KLSP in their reserve estimation efforts are discussed in detail in the Reserve Report. These technologies included the evaluation and incorporation of data from analog oilfields. Analogs are widely used in reserves estimating, particularly in the early development stages when direct measurement information (production history) is limited. As described in the Society of Petroleum Engineers’ Petroleum Resource Management System (PRMS Section 4.1.1) “The methodology is based on the assumption that the analogous reservoir is comparable to the subject reservoir in regard to reservoir description, fluid properties, and most likely recovery mechanism(s) applied to the project that control the ultimate recovery of petroleum. By selecting appropriate analogs, where performance data of comparable development plans are available, a similar production profile may be forecast. Analogs are frequently applied in aiding in the assessment of economic producibility, production decline characteristics, drainage area, and recovery factor.” The technologies utilized by KLSP also included constructing several numerical models that evaluated the expected oil and gas production under an appropriate range of reservoir characteristics, and which allowed probabilistic estimates of reserves. These models required reservoir properties and, therefore, OOIP as input. The Probabilistic method defined a distribution representing the full range of possible values for input parameters. This included dependencies between parameters that are also defined and applied. These distributions were randomly sampled using Monte Carlo simulation to compute a full distribution of potential in-place and recoverable quantities of oil, gas, and water. Input distributions were included for porosity, permeability, water saturation and net productive thickness. In addition, pore volume compressibility was described with a distribution because its range of uncertainty can impact reservoir pressure and therefore future productivity. IHS’ Harmony Enterprise software was used to construct the numerical models for the various reservoir units, being Monterey Yellow, Monterey Blue and Vaqueros Sand reservoir units. A ‘type well’ or calibration model was constructed for each reservoir using the average conditions and reservoir properties cited above. In addition, using the probabilistic distributions of porosity, net thickness, water saturation, permeability and pore volume compressibility, the reservoir model was run 500 times, each time the model selecting via Monte Carlo sampling the input parameters according to the ranges and distributions defined. Each simulation run resulted in a particular value of oil and gas recovery. The cumulative probabilities of the resulting forecasts of ultimate oil and gas recovery were used to identify the reported reserve values.

We have consulted with KLSP and concluded that it is unnecessary at this time to update the provided estimates of net reserves and/or cash flows, which are dated October 31, 2021, to the fiscal year-end of October 31, 2023. While there are new technical data as a result of drilling the HV-1 well in 2023, the geologic and completion results appear to indicate that while the Yellow Zone of the President’s Area may encompass a productive area that is somewhat smaller than mapped in 2021, the swab test completion results of the Mid-Monterey Clay below the Yellow Zone may warrant attribution of incremental reserves to the Mid-Monterey Clay. Further integration of seismic data, petrophysical analysis and analog field completion within the HV-1 and its test results will be required to assess the net impact on Yellow reserves in the Presidents Area. However, the addition of Mid-Monterey Clay pay in the Presidents Area is expected to be consequential and partially offset a potential reduction of the Yellow Zone productive area. Furthermore, the Company has acquired additional leases in the Project area that increase the net well locations targeting the Blue Zone and Vaqueros Sand. The reserves associated with these additional net wells almost directly offset any possible reduction of the Yellow Zone productive area. Oil prices have increased notably since October 2021, which could compensate for possible increases in material and operating costs. The net result of all these factors is that the aforementioned estimates of reserves and cash flows are not likely to be significantly impacted.

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Disclosure of Reserve Volumes and Reserve Values as of the End of October 31, 2021

KLSP in the aforementioned reserve analyses recognizes the occurrence at the South Salinas Project of both Probable (P2) Undeveloped reserves and of Possible (P3) Undeveloped reserves (see: “Glossary of Terms Used to Characterize Reserves & Projects” in Table 22 in the Reserve Report). SEC criteria stipulate that reserves cannot be classified as P1 Proved (i.e., PDP or Proved Developed Producing, PDNP or Proved Developed Not Producing, PUD or Proved Undeveloped) if said reserves are not fully permitted for long-term production. Permits for full field development and long-term production have not yet been sought by the Company and thus are not yet issued for the South Salinas Project and, therefore, KLSP does not recognize Proved reserves at the South Salinas Project.

KLSP provided estimates of net oil and gas reserves and future net revenues, attributable to the Company, for Phase 1, Phase 2 and for the entire South Salinas Project, as shown in the below Table. Future net revenue and discounted present value are on a before federal income tax (BFIT) basis. Both undiscounted and discounted net cash flow to the Company are shown. The discounted dollar amounts shown in the below Table are discounted at 10% and, therefore, are net present value (“NPV”) 10 amounts, whereas KLSP also provided estimated NPV5, 15, 20, 25, 30, 35, 45, 55, 65 and 75. Reserve volumes are expressed in stock tank barrels of oil and thousands of standard cubic feet of gas (MCF).

There are uncertainties in reserve forecasts and in associated estimates of future cash flows due to uncertainties in various matters that are elaborated above (see: We face substantial uncertainties in estimating the characteristics of our assets, so you should not place undue reliance on any of our measures.). The Company’s estimates of Probable (P2) Undeveloped reserves, Possible (P3) Undeveloped reserves and their respective estimated future cash flows are discussed more-fully above (see Evaluation of Reserves and Net Revenue) and are described in detail in the Reserve Report. The Company’s reserve estimates are based on field analogs, numerical models and probabilistic modeling. Copied below are two paragraphs from the Full Development Reserve Report that further explain the Company’s estimated reserves:

“Because decline curve analysis could not be used to forecast reserves, and since the development of type curves was problematic due to the early historical time frame in which the analog fields were developed, probabilistic methods were employed. The interpretations of open hole logs, core, and test information were used to describe ranges and distributions of key reservoir parameters. These were then input to numerical simulation models that used Monte Carlo sampling and hundreds of runs to derive forecasts of production and ultimate recovery representing P90 (1P), P50 (2P) and P10 (3P) reserve estimates. As indicated in the nomenclature of TABLE 22, these estimates are also known as Proved, Proved+Probable, and Proved+Probable+Possible, respectively. The designation ‘P50’ means there is a 50 percent probability that the actual production will exceed the value reported as the P50 reserves. The P50 value, also considered the Best or Most Likely estimate, is derived from a cumulative frequency distribution of forecast reserves from the Monte Carlo simulations. If Proved reserves have been assigned, Probable reserves are then represented by the difference between the P50 and P90 probabilistic estimates. However, as explained below, Proved reserves have not been assigned in this report because project approval has not been secured by all necessary government entities. Therefore, since there are no Proved or P90 volumes, the Probable reserves disclosed herein, derived from the P50 probabilistic forecasts, are incremental volumes and presented as Probable (P2) reserves. The P10 reserve estimate has a 10 percent probability of exceeding the estimated recovery and is also known as the High estimate. Possible reserves are represented by the difference between the P10 and P50 estimates. Possible reserves are typically larger than Probable reserves. This is the result of the key reservoir parameter distributions reflecting their variation in nature, and when the most favorable parameters are sampled together the resulting calculation provides the highest, but least likely, values of estimated recoveries.”

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“Probable reserves are assigned in certain areas where, as described above, reserves could be considered Proved if all regulatory approvals and permits were in place. Probable reserves are also assigned in areas where well control and interpretations of available data provide sufficient geologic evidence of reservoir continuity at structural positions above lowest known hydrocarbons (LKH), and where engineering evidence indicates the reservoir will have the requisite porosity, permeability and oil saturation to produce commercial quantities of oil and gas. The assignment of Possible reserves does not incorporate a larger reservoir area, but rather Possible reserves are assigned to the same wells having Probable reserves because the probabilistic methods employed indicate there may be a greater percentage recovery of hydrocarbons than is appropriate for the ‘Most Likely’ reserve estimates.”

The estimates of Probable (P2) Undeveloped reserves and Possible (P3) Undeveloped reserves and their respective estimated future cash flows have different risk and/or uncertainty profiles and should not be summed arithmetically with each other. For example, estimates of permeability, oil saturation, reservoir thickness and estimated ultimate recovery (EUR) are higher for the P3 reserve estimates than for the P2 reserve estimates (see for example Figure 25 and Table 2 in the Reserve Report).

The Probable (P2) and Possible (P3) reserves in the below Table are considered to be undeveloped as of the end of October 31, 2021. The HV-3A and BM 2-2 wells are capable of oil and/or gas production but additional investments at both of these wells are anticipated in Phase 1 prior to establishing commercial oil/gas production and, therefore, the reserves at both of these wells are considered undeveloped.

The effective date of the data in the below Table is as of the end of October 31, 2021. The date (i.e., as of the end of October 31, 2021) is noted because the reserve estimates are date-specific, and might be, will likely be, revised at later dates. For example, if the Company’s working-interest in the South Salinas Project, and/or the size of the Company’s leasehold position at the South Salinas Project, were in the future to increase or decrease, then the reserve estimates would increase or decrease accordingly (note: the Company’s %WI and leasehold position may increase but are not expected to decrease). Similarly, changes in the future of estimates of oil and/or gas that can be economically recovered, in the market values of oil and/or gas, in estimates of reservoir properties such as thickness, oil saturation, porosity, etc., and various other possible changes in the future, would accordingly result in revised reserve estimates and/or revised estimates of net cash flow. No significant discovery or other favorable or adverse event has occurred since the end of October 31, 2021, that would cause a substantial change in estimated reserves and/or cash flow, as of that date, other than the recent (i.e., March 2022) significant increase in oil price stemming, in part, from Russia’s war on Ukraine, which oil price increase is not incorporated into the analysis provided here.

Phase 1 is a development project with expenditures that are appropriately scaled to the capital raises that the Company anticipates may be realized in the near term now that the Company has completed its IPO. Phase 2, upon demonstration of success in Phase 1, is a development project with expenditures that are appropriately scaled to anticipated future capital raises.

Phase 1 assumes that existing exploration permits will be utilized to drill three new wells (HV-1, HV-2 and HV-4 wells), which drilling was completed for the HV-1 well in May 2023, and may commence for HV-2 and/or HV-4 in 2024, and that four additional wells (HV-3A, BM 2-2, HV 1-35, BM 3-6 wells) will be either recompleted or sidetracked/redrilled in 2024 upon securing necessary permits. The Company’s estimated total Phase 1 investment is $18.6 million and provides for work to secure regulatory permits and to drill/sidetrack and/or recomplete the aforementioned seven (7) wells. The Phase 1 analysis includes capital to plug and abandon the wells, including surface-location cleanup and restoration as per CalGEM guidelines and regulations.

Phase 2 is assumed to begin in the third quarter of 2024, and employs $37.7 million to establish 12 additional oil and gas wells (i.e., sidetracking/redrilling the HV 2-6 well and drilling 11 new wells) and install necessary associated infrastructure. The Phase 2 analysis includes capital to plug and abandon the wells, including-surface location cleanup and restoration as per CalGEM guidelines and regulations.

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Phase 1 is estimated to comprise an approximate 2.0 MMBO plus 2.0 BCFG, or 2.3 million BOE, in Probable (P2) Undeveloped reserves and an approximate 3.7 MMBO plus 6.7 BCFG, or 4.9 million BOE, in Possible (P3) Undeveloped reserves, as shown in part “A” of the below Table. The Phase 1 estimated net cash flow to the Company, discounted at 10%, is $28 million for the Probable (P2) Undeveloped reserves and $109 million for the Possible (P3) Undeveloped reserves, as shown in part “A” of the below Table. Note that the conversion rate used in the below Table is 6.0 Mcf per 1 BOE.

Phase 2 is estimated to comprise an approximate 3.1 MMBO plus 3.2 BCFG, or 3.7 million BOE, in Probable (P2) Undeveloped reserves and an approximate 7.3 MMBO plus 11.6 BCFG, or 9.2 million BOE, in Possible (P3) Undeveloped reserves, as shown in part “B” of the below Table. The Phase 2 estimated net cash flow to the Company, discounted at 10%, is $34 million for the Probable (P2) Undeveloped reserves and $175 million for the Possible (P3) Undeveloped reserves, as shown in part “B” of the below Table.

The Probable (P2) Undeveloped reserves in Phases 1 and 2 combined comprise an approximate 5.1 MMBO plus 5.2 BCFG, or 6 million BOE, as shown in part “C” of the below Table. The estimated net cash flow to the Company, discounted at 10%, is $62.2 million for the Probable (P2) Undeveloped reserves in the combined Phases 1 and 2, as shown in part “C” of the below Table.

The Possible (P3) Undeveloped reserves in Phases 1 and 2 combined comprise an approximate 11 MMBO plus 18.3 BCFG, or 14.1 million BOE, as shown in part “D” of the below Table. The estimated net cash flow to the Company, discounted at 10%, is $283.5 million for the Possible (P3) Undeveloped reserves in the combined Phases 1 and 2, as shown in part “D” of the below Table.

Full field development of the entire Project, as documented in the Reserve Supplement Report, incorporates the SEC Report Phase 1 Development Project (i.e., Phase 1 in the Reserve Report) and deploys a subsequent drilling schedule (i.e., an expanded “Phase 2”) that reflects full field development and that captures the reserve and value proposition that may be achieved with a capital commitment that could result from a successful Phase 1. As described in the Reserve Report, Phase 1 uses existing exploration permits to drill three wells beginning in May 2022. Four additional wells will be drilled upon securing a Development Permit from Monterey County in October 2023. Trio’s total Phase 1 investment is $18.6 million and provides for work to secure regulatory permits and drill or recomplete seven (7) wells. Full field development (i.e., the expanded Phase 2 in the Reserve Supplement Report) begins July 2024 and employs $463.2 million to drill 144 wells by the end of 2027 and install associated infrastructure. The number of wells reflects full leasehold development of the targeted Monterey productive intervals and areas using vertical wells on 80-acre spacing. The prospective Vaqueros Sand is developed using horizontal wells on 160-acre spacing.

Full field development of the entire Project is estimated to comprise an approximate 39.0 MMBO plus 40.0 BCFG, or 45.7 million BOE, in Probable (P2) Undeveloped reserves and an approximate 92.4 MMBO plus 148.8 BCFG, or 117.2 million BOE, in Possible (P3) Undeveloped reserves, as shown in part “E” of the below Table. The entire Project estimated net cash flow to the Company, discounted at 10%, is $407.6 million for the Probable (P2) Undeveloped reserves and $2 billion for the Possible (P3) Undeveloped reserves, as shown in part “E” of the below Table.

Table 1: Estimated Undeveloped Reserves and Cash Flow

ESTIMATED UNDEVELOPED RESERVES AND CASH FLOW

A.	Phase 1 Undeveloped Reserve Categories	Net Trio Undeveloped Oil Reserves (Stock Tank Barrels)	Net Trio Undeveloped Gas Reserves (1000 CF, or MCF)	Net Trio Undeveloped Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Probable (P2) Undeveloped of Limited Phase 1	1,975,000.0	2,022,900.0	2,312,150.0	$95,573,000.00	$28,194,000.00
	Possible (P3) Undeveloped of Limited Phase 1	3,742,000.0	6,732,400.0	4,864,066.7	$262,325,000.00	$108,855,000.00

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B.	Phase 2 Undeveloped Reserve Categories	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Probable (P2) Undeveloped of Limited Phase 2	3,123,900.0	3,206,800.0	3,658,366.7	$145,127,000.00	$34,001,000.00
	Possible (P3) Undeveloped of Limited Phase 2	7,258,300.0	11,603,200.0	9,192,166.7	$499,464,000.00	$174,621,000.00

C.	Undeveloped Reserve Category by Development Plan Phase, for Limited Phases 1 & 2	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Probable (P2) Undeveloped of Limited Phase 1	1,975,000.0	2,022,900.0	2,312,150.00	$95,573,000.00	$28,194,000.00
	Probable (P2) Undeveloped of Limited Phase 2	3,123,900.0	3,206,800.0	3,658,366.67	$145,127,000.00	$34,001,000.00
	Total Probable (P2) Undeveloped of Limited Phases 1 & 2	5,098,900.0	5,229,700.0	5,970,516.67	$240,700,000.00	$62,195,000.00

D.	Undeveloped Reserve Category by Development Plan Phase, for Limited Phases 1 & 2	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Possible (P3) Undeveloped of Limited Phase 1	3,742,000.0	6,732,400.0	4,864,066.67	$262,325,000.00	$108,855,000.00
	Possible (P3) Undeveloped of Limited Phase 2	7,258,300.0	11,603,200.0	9,192,166.67	$499,464,000.00	$174,621,000.00
	Total Possible (P3) Undeveloped of Limited Phases 1 & 2	11,000,300.0	18,335,600.0	14,056,233.33	$761,789,000.00	$283,476,000.00

E.	Undeveloped Reserve Category for Entire Project, Full Field Development	Net Trio Oil Reserves (Stock Tank Barrels)	Net Trio Gas Reserves (1000 CF, or MCF)	Net Trio Reserves (Barrel of Oil Equivalent)	Trio Undiscounted Net Cash Flow ($)	Trio Net Cash Flow Discounted at 10% ($)
	Total Probable (P2) Undeveloped: Entire Project, Full Field Development	38,996,000.0	39,963,900.0	45,656,650.00	$1,844,194,000.00	$407,595,000.00
	Possible (P3) Undeveloped: Entire Project, Full Field Development	92,376,000.0	148,778,400.0	117,172,400.00	$6,356,981,000.00	$1,998,235,000.00

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Reasonable Expectations of Reserve Analyses

This prospectus provides a summary of risks and detailed discussions of risks relating to our business and risks related to this offering. The Company recognizes these risks as being real and substantial. Nevertheless, the Company has reasonable expectations that the Company’s South Salinas Project will prove to have reserves approximately as estimated, that the Company will have adequate funding to develop the reserves, and that there will exist the legal right to develop the Company’s reserves in the South Salinas Project, including the rights to full-field development, to long-term production and to deliver natural gas to market via pipeline, recognizing as discussed elsewhere hereunder that there may be project delays and/or obstacles related to obtaining necessary permits from regulatory agencies. Furthermore and more specifically, the Company has a reasonable expectation that the primary governmental regulatory agencies that are currently and/or that will be involved in the permitting processes, which agencies will primarily be CalGEM, State Water Boards and Monterey County, will determine to approve the Company’s applications for permits for various reasons that are discussed below. See “Risks Relating to Our Business - We may face delays and/or obstacles in project development due to difficulties in obtaining necessary permits from federal, state, county and/or local agencies, which may materially affect our business;” “Risks Relating to Our Business - We face substantial uncertainties in estimating the characteristics of our assets, so you should not place undue reliance on any of our measures;” “Risks Relating to Our Business - The drilling of wells is speculative, often involving significant costs that may be more than our estimates, and drilling may not result in any discoveries or additions to our future production or future reserves, or it may result in disproving or diminishing our current reserves.; “Risks Relating to Our Business - Seismic studies do not guarantee that oil or gas is present or, if present, will produce in economic quantities; and “Risks Relating to Our Business - We are subject to numerous risks inherent to the exploration and production of oil and natural gas.”

The Company currently is preparing a full-field development plan that is expected to include the following key elements:

●	Documentation of oil and gas reserves at the Project, including whatever results of the Phase 1 development program are both available and pertinent;
●	Documentation of the proposed wells and facilities that would be necessary to underpin full-field development and long-term production;
●	Details as to how the Company would minimize surface footprint by directionally drilling from existing well pads and similarly largely using existing pads for facilities, which well pads at that time may include the currently existing six well pads plus the two wells pads that are planned for construction at the HV-2 and HV-4 well sites. Use of these eight well pads for additional wells and facilities will minimize the need for additional surface disturbance in the full-field development plan. The Company’s proposal to use existing well pads to minimize surface footprint should help expedite approval of necessary permits;
●	Details as to how the Company would endeavor to minimize surface disturbances associated with pipeline construction by utilizing the existing Aera Energy gas pipeline and one or more of the two existing Aera Energy oil pipelines. The Company’s proposal to use existing pipelines to minimize surface disturbance should help expedite approval of necessary permits;
●	Documentation as to how the Company proposes to minimize or eliminate the trucking of oil by utilizing one or more of the two existing Aera Energy oil pipelines. The Company’s proposal to use existing pipelines to minimize truck traffic should help expedite approval of necessary permits;
●	Documentation as to how the Company’s operations will be carried-out in an environmentally and socially responsible manner; and
●	A Full Environment Impact Report, discussed immediately below.
●	A Carbon Capture and Storage Project as part of the South Salinas Project.

The Company during Phase 1 or shortly thereafter expects to engage a third-party expert consulting company (“Environmental Consultant”) to prepare a Full Environmental Impact Report (Full EIR) on the Company’s full-field development plan. It is customary in Monterey County in these matters for the Environmental Consultant to be chosen by and/or agreed to by the County, for the Environmental Consultant to report directly to the County’s technical staff, and to avoid any real or perceived conflicts of interest for County to directly compensate the Environmental Consultant from funds paid to County by the Operator. The Company has a reasonable expectation that the Full EIR will determine that the full-development project will have “a less than significant environmental impact” with a “mitigated negative declaration”, meaning that the Project will be deemed environmentally acceptable with specific, delineated mitigation-measures being taken to protect and prevent, as far as possible, damage to life, health, property, natural resources, climate and other similar matters (e.g., water and air quality, scenic views or “viewshed”, etc.). The Company has a reasonable expectation that it will be able to obtain a Full EIR with a mitigated negative declaration for the full-field development project that should help expedite approval of necessary permits.

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The surface lands at the Project are privately owned by the Porter Ranch and the subsurface mineral rights are privately owned by Lessor Bradley Minerals Company. The Porter Ranch is a multi-use working-ranch with operations that include the Company’s oil and gas operations as well as extensive agricultural and livestock operations. The Porter Ranch (surface owners) and the Bradley Minerals Company (mineral owners) are fully-aligned in their desire to develop the oil and gas resources at the Project. The Company has a reasonable expectation that the surface and mineral owners will be fully-aligned and fully-supportive of the Company’s full-field development plan and that this undivided support should help expedite approval of necessary permits.

CalGEM has statutory mandates to ensure both energy production and environmental protection. The Company has a reasonable expectation that CalGEM will have a favorable view of the Company’s full-development plan for the South Salinas Project and that CalGEM accordingly will determine that the Company’s applications for necessary permits should be approved. The Company furthermore has a reasonable expectation that State Water Boards will, similarly to CalGEM, have a favorable view of the Company’s full-development plan for the South Salinas Project and that Water Boards accordingly will determine that the Company’s applications for necessary permits should be approved.

The Company has a reasonable expectation that the County Commissioners and more importantly the County Supervisors (the Supervisors are a higher authority than the Commissioners) of Monterey County will determine that the Company’s applications for necessary permits should be approved. This reasonable expectation is based, in part, on the expected benefits of the Project to the County and to the State of California that include the following statistics and claims from Californians for Energy Independence:

●	Oil and natural gas production in Monterey County plays a fundamental role in sustaining the energy supply and quality of life of the County’s 440,000 residents;
●	Oil and natural gas are vital to ensuring the health and safety of California’s communities;
●	the oil and gas industry contributes to Monterey County’s economy by providing a safe and reliable energy supply that fuels cars, heats homes, powers businesses, grows food and produces everyday products. County residents depend on oil and gas to produce and deliver their food and water supply, and for the countless products they use every day (e.g., cell phones, computers, medical devices, eyeglasses, asphalt roads, plastic kayaks, wet suits, tires, car batteries, etc.) and natural gas is an important local energy source for heating and cooking;
●	Roughly 75% of the oil and gas used in California is imported from foreign countries, many of which are unstable and/or have poor human rights, labor and/or environmental standards;
●	Monterey County and California lead the way in safe, affordable and environmentally responsible oil and gas production with the world’s strictest regulations;
●	More than 25 local, state and federal agencies oversee local oil and gas production in Monterey County;
●	Monterey County’s oil and gas workforce includes veterans, union members, first generation citizens, single parents and others, many of whom live and raise their families in the County and care deeply about the community;
●	Monterey County’s oil and gas industry directly supports approximately 868 full-time jobs with benefits, and nearly 50% of the workforce is ethnically diverse;
●	Average annual pay is $107,000 in oil industry: these are good paying jobs and the average wage is more than double the $51,900 average for all private sector jobs in Monterey County;
●	The oil industry supports $69 million per year in wage payments to employees in the County;
●	The oil industry has a positive impact on the region, providing high paying, full-time jobs, and upward mobility for workers including those with high school and/or technical degrees;
●	Property taxes represent the County’s largest source of general revenues, and are used to support schools, public safety, health, social assistance, services to combat homelessness, and other services;
●	Property taxes paid to the County from two operators at the San Ardo Oilfield are approximately $44 million per year: these operators are among the highest property-tax taxpayers in the County; and
●	The economic output of the oil industry in Monterey County is an estimated $644 million per year.

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The Company has a reasonable expectation that the primary governmental regulatory agencies (i.e., CalGEM, State Water Boards and Monterey County) that are and/or that will be involved in the permitting process will endeavor to avoid any unconstitutional takings of private property that might result from denying permits for the South Salinas Project. The Company has a reasonable expectation that governmental regulatory agencies will wish to avoid any unconstitutional takings of private property and that this should help expedite approval of necessary permits.

Trio LLC, which is Operator of the South Salinas Project, has significant experience in Monterey County in obtaining necessary permits (e.g., drilling permits for exploration and development wells, permits for Underground Injection Control water-disposal projects, permits for constructing facilities, permits for constructing pipelines and power lines, etc.) from governmental regulatory agencies (e.g., CalGEM, Monterey County, and other local agencies). More specifically, Trio LLC, as Operator, developed both the Lynch Canyon Oil Field and the Hangman Hollow Area of the McCool Ranch Oil Field, both of which oilfields are located in Monterey County approximately seven miles north of the Company’s South Salinas Project. The Company has a reasonable expectation that, given its own expertise and the expertise and local experience of Trio LLC as an Operator, that the necessary permits may be obtained from governmental regulatory agencies and thus that there will exist the legal right to develop the Company’s reserves in the South Salinas Project.

The Company has a reasonable expectation that it will be able to negotiate an agreement with Aera Energy to utilize their existing idle gas pipeline and one or more of their two idle oil pipelines that exist at the Company’s South Salinas Project. The pipelines extend from the Company’s South Salinas Project to the San Ardo Oil Field that is located approximately three miles to the north. San Ardo is a giant oilfield with cumulative oil recovery to-date of approximately 500 million barrels of oil - it is ranked among the largest 100 oilfields in the United States by the Energy Information Administration of the U.S. Department of Energy and is commonly cited as being among the largest ten oilfields in California. San Ardo uses significant natural gas for operations including to run steam-generators to generate steam for steam-injection into wells as part of thermal oil-recovery operations (i.e., to produce the heavy oil that occurs at the field). An additional supply of natural gas would be beneficial at San Ardo and the high-gravity oil that occurs in the Company’s South Salinas Project could be beneficially blended with the heavy oil at San Ardo (source: personal communication between Trio personnel and Aera Energy personnel: September, 2022). It is feasible that opening the three mile section of the pipelines will be agreeable to the Company and to Aera Energy to the financial benefit of all parties. If this arrangement cannot be realized, and if funding and the oil and gas reserves in the Project are sufficient, the Company and the Operator Trio LLC will seek permits for new oil and/or gas pipelines, perhaps along the right-of-way of the existing pipelines to minimize new surface disturbance. The Company has a reasonable expectation that it will be able to establish the transport of oil and/or gas, and especially gas, to market via pipelines, whether through the existing Aera Energy pipelines or new pipelines.

The Company has a reasonable expectation that the Company’s South Salinas Project will prove to have reserves approximately as estimated. The Company has this reasonable expectation because it believes that:

●	The geologic structures that contain oil and gas in the South Salinas Project occur approximately as mapped based on the integrated interpretations of three-dimensional seismic data and data from wells already drilled at the Project, including the BM 2-2 and HV-3A discovery wells and the recently-drilled HV-1 well;
●	The estimated oil and gas reserves at the South Salinas Project are well-supported by geologic analogues to other large and prolific oil and gas fields in California; and
●	The Reserve Report and Supplemental Reserve Report as prepared by KLSP are reasonable.

The Company has a reasonable expectation that it will have adequate funding to develop the reserves at the South Salinas Project. This reasonable expectation of adequate funding is based on anticipated proceeds from additional capital raises and anticipated operating revenues:

●	The Company believes that the South Salinas Project has the potential to be both beneficial to society and profitable to shareholders and, for these and other reasons, that the Company may raise funds sufficient to cover project costs including the costs of Phase 1. As discussed elsewhere hereunder, Phase 1 is a development project with expenditures that are appropriately scaled to the capital raise that the Company anticipates may be achieved;

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●	There are significant anticipated costs in the South Salinas Project primarily in years 2022-2027 due, in large part, to the estimated costs of drilling and completing oil and gas wells and building Project infrastructure. It is anticipated that these costs will be partly covered by capital raises and/or financing and, furthermore, that these costs may be partly and possibly entirely covered by revenue from oil and gas sales;
●	The Company has a reasonable expectation that additional capital raises will be successfully accomplished, as needed. This reasonable expectation is based on the experience and track record of the Company’s management team which has a demonstrated ability to secure funding for oil and gas exploration, development and production ventures, including that of Michael L. Peterson, our Chief Executive Officer and Frank C. Ingriselli, our Vice Chairman and a Director. The Company plans to leverage the relationships and experience of Messrs. Peterson and Ingriselli and other members of its management team in private and public equity fundraising to raise capital for the Company, if and as needed. Furthermore, this reasonable expectation is based on the confidence of Spartan Capital Securities, LLC, the Company’s investment banker, in both the Company and in the Project, and the various methods available for securing capital including financing plans that may be developed in collaboration with our bankers and/or future lenders based on reserves, cash flow and/or other considerations. The Company has a reasonable expectation that, between cash and equity, it will be able to raise whatever capital is necessary to successfully develop the South Salinas Project.

For all of the reasons discussed above in this section, the Company has a reasonable expectation that the Company’s South Salinas Project will prove to have reserves approximately as estimated, that the Company will have adequate funding to develop the reserves, and that there will exist the legal right to develop the Company’s reserves in the Project.

Competition

There are many large, medium, and small-sized oil and gas companies and third-parties that are our competitors. Many of these competitors have extensive operational histories, experienced oil and gas industry management, profitable operations, and significant reserves and funding resources. Our efforts to acquire additional oil/gas properties in California and elsewhere may be met with competition.

Government Regulation

We are subject to a number of federal, state, county and local laws, regulations and other requirements relating to oil and natural gas operations. The laws and regulations that affect the oil and natural gas industry are under constant review for amendment or expansion. Some of these laws, regulations and requirements result in challenges, delays and/or obstacles in obtaining permits, and some carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business, can affect and even obstruct our operations and, consequently, can affect our profitability.

Various permits for exploratory drilling and production-testing are in-hand for the South Salinas Project, whereas permits for long-term production, conditional use permits, water disposal and other matters have not yet been obtained. There are challenges and uncertainties in obtaining permits, which may result in delays and/or obstacles to developing our oil/gas assets. California and Colorado are two States that are considered to have challenging regulatory environments and Monterey County in California also has this reputation. We may experience delays and/or obstacles to exploiting our assets, and also may be required to make large expenditures to comply with governmental laws and regulations and to obtain permits, particularly in respect of the following matters:

●	permits for drilling, long-term production, water disposal, conditional use and other matters
●	tax increases, including retroactive claims
●	unitization of oil accumulations
●	local content requirements (including the mandatory use of local partners and vendors)
●	environmental requirements and obligations, including remediation or investigation activities
●	bonds to cover future well abandonment costs.

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Regulation of Drilling and Production

The drilling, completion and monitoring of wells and the production of oil and natural gas are subject to regulation under a wide range of local, county, state and federal statutes, rules, orders and regulations. Federal, state, county and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. The trend in oil and natural gas regulation has been to increase regulatory restrictions and limitations on such activities. Any changes in, or more stringent enforcement of, these laws and regulations may result in delays or restrictions in permitting or development of projects or more stringent or costly construction, drilling, water management or completion activities or waste handling, storage, transport, remediation, or disposal emission or discharge requirements which could have a material adverse effect on the Company.

Currently, a significant portion of our properties and operations are in California, which has regulations governing environmental matters, such as the California Environmental Quality Act, such as protecting air and water quality, such as minimizing visual and noise impacts of operations, such as regulating the disposal of produced water and more-specifically on regulating Underground Injection Control (“UIC”) water-disposal projects, such as limitations on hydraulic-fracking and on acid-matrix stimulation, such as the unitization or pooling of oil and natural gas properties, such as establishing maximum allowable rates of production from oil and natural gas wells, such as the regulation of well spacing, such as requirements for the plugging and abandonment of wells, and other similar matters. Regulatory agencies that are probably most-pertinent to the South Salinas Project and McCool Ranch Oil Field include Monterey County, the California Geologic Energy Management Division of the Department of Conservation (“CalGEM”), California Water Boards, and the US Environmental Protection Agency, although there are many others. Negative effects of these regulations may include delaying or even blocking projects and increasing project costs. TPET and Trio LLC have considerable expertise and experience in successfully navigating through California’s regulatory environment, which will be utilized in our efforts to successfully develop the South Salinas Project and McCool Ranch Field. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices; however, Congress could reenact price controls in the future. Our sales of crude oil are affected by the availability, terms, and cost of transportation.

We anticipate that oil produced from the South Salinas Project and McCool Ranch Field will initially be trucked to market, and that it may be trucked to market over the long-term. Similarly, most if not all of the oil produced from the nearby San Ardo Oilfield (approximately cumulative 500 million barrels of produced oil), which has been in operations for about 70 years, is trucked to market. Nevertheless, there are two idle oil pipelines at the South Salinas Project that we may at some time in the future, but not initially, be able to utilize to move oil to market.

The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulation Commission (“FERC”) regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors. Further, interstate, and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by pro-rationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

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Regulation of Transportation and Sale of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry. We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Therefore, we cannot provide any assurance that the less stringent regulatory approach established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors.

Employees

As of March 31, 2024, we had 7 employees, all of whom are located in the United States.

Real Property

Other than our interest in the South Salinas Project described herein, we do not own any real property.

Legal Proceedings

There are no pending legal proceedings to which we are a party or in which any director, officer or affiliate of ours, any owner of record or beneficially of more than 5% of any class of our voting securities, or security holder is a party adverse to us or has a material interest adverse to us.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and age as of April 2, 2024, and position of the individuals who currently serve as directors and executive officers of the Company. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position
Executive Officers
Michael L. Peterson	62	Chief Executive Officer and Director
Terry Eschner	68	President
Steven Rowlee	71	Chief Operating Officer
Stan Eschner	92	Executive Chairman and Director
Greg Overholtzer	66	Chief Financial Officer
Non-Employee Directors
Frank C. Ingriselli	69	Vice Chairman and Director
William J. Hunter	55	Director
John Randall	81	Director
Thomas J. Pernice	61	Director

Executive Officers

Michael L. Peterson (Chief Executive Officer and Director) has served as our Chief Executive Officer since October 2023 and formerly as a Director since July 2022. Mr. Peterson has served as CEO of Lafayette Energy Corporation since March 2022, Director of Danam Health Inc., a private company, since January 2024, Director of Integrated Wellness Acquisition Corp. (NASDAQ: WEL) and Director of Indonesia Energy Corporation (NYSE: INDO) since January 2021. Since August 2016, Mr. Peterson has also served as an independent director on the board of TrxAde Group, Inc. (NASDAQ: MEDS), a web-based pharmaceutical market platform headquartered in Florida. In terms of directorships on special purpose acquisition corporations, Mr. Peterson currently serves as Director of OceanTech Acquisitions I Corp. (NASDAQ: OTEC) since March 2023, Semper Paratus Acquisition Corp. (NASDAQ: LGST) since May 2023, and Powerup Acquisition Corp. (NASDAQ: PWUP) since August 2023, each a SPAC in the final stages of De-Spac. Since December 2020, he has served as the Chief Executive Officer of Nevo Motors, Inc., a company that is commercializing low carbon emission trucks. From 2011 to 2018, Mr. Peterson served in several executive officer positions at PEDEVCO Corp. (NYSE American: PED), a public company engaged primarily in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These positions included as Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. From 2006 and 2012, he served in several executive positions at Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company. These positions included as Interim President, Director and Executive Vice President. From December 2008 to July 2012, Mr. Peterson also served as Chairman and Chief Executive Officer of Nevo Energy, Inc. (formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms which he helped form, which is currently operating as Nevo Motors, Inc.). From 2005 to 2006, Mr. Peterson served as a managing partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President with the responsibility for a team of professionals that advised and managed over $7 billion in assets. Since Mr. Peterson’s retirement from Pedevco in 2018, he has served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. Mr. Peterson received his Master degree of Business Administration at the Marriott School of Management and a Bachelor’s degree in Statistics and Computer Science from Brigham Young University.

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Terry Eschner (President) has served as our President since May 1, 2023. PMr. Terry Eschner has served as Senior Associate Geological Advisor to Trio LLC since 2015, as President of Sarlan Resources Inc. since 1995, and as Manager of Core Description LLC since 2010. Mr. Terry Eschner has a BS in Geology from San Diego State University and a MA in Geology from the University of Texas at Austin.

Steven Rowlee (Chief Operating Officer) has served as our Chief Operating Officer since May 1, 2023. Mr. Rowlee has served as Vice President and director of Trio LLC, the operator of the South Salinas Project, since 1984. Prior to that, Mr. Steven Rowlee served as West Coast Division Land Manager for Hanna Petroleum Company from 1982 until 1984. Mr. Steven Rowlee has a B.A. in Psychology from Azusa Pacific University and M.A. in Education from California State University Bakersfield.

Stan Eschner (Executive Chairman and Director) has served as our Executive Chairman since inception. Since 1983, Mr. Eschner has served as the Chairman Trio LLC, the operator of the South Salinas Project. From 1961 until 1983, Mr. Eschner held various positions at Occidental Petroleum (NYSE: OXY), including geologist, Vice President of Domestic Operations and Vice President - Chief Geologist- Worldwide. Before that, Mr. Eschner was a geologist (lieutenant) with the Army Corp of Engineers from 1955 until 1957, and a production geologist with Shell Oil Co.1958 until 1961. Mr. Eschner has a Master of Arts degree in Geology from University of California, Los Angeles.

Greg Overholtzer (Chief Financial Officer) has served as our Chief Financial Officer since February 2022. Since 2019, Mr. Overholtzer has worked as a part-time Chief Financial Officer of Indonesia Energy Corp. (NYSE AMERICAN: INDO). In addition, since November 2019, Mr. Overholtzer has served as a Consulting Director of Ravix Consulting Group. From December 2018 until November 2019, Mr. Overholtzer served as a Field Consultant at Resources Global Professionals. From January 2012 until December 2018, Mr. Overholtzer served as the Chief Financial Officer, Chief Accounting Officer and Controller of Pacific Energy Development (NYSE AMERICAN: PED). Mr. Overholtzer holds a BA in Zoology and an MBA in Finance from the University of California, Berkeley.

Non-Employee Directors

Frank C. Ingriselli (Vice Chairman and Director) served as our Chief Executive Officer from February 2022 to October 2023, and has served as a Director since February 2022. Also since February 2022, Mr. Ingriselli has served as a Director of Elephant Oil Corp., an oil and gas company with assets in Africa, and as a Director of Lafayette Energy Corp., a privately held oil and gas company with assets in the State of Louisiana. Since February 2019, Mr. Ingriselli has served as the President of Indonesia Energy Corp. (NYSE AMERICAN: INDO). With over 44 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging exploration and production experience in diverse geographies, business climates and political environments. From 2005 to 2018, Mr. Ingriselli was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the NYSE American. Prior to founding these two companies, from 1979 to 2001, Mr. Ingriselli worked at Texaco in diverse senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development. The positions Mr. Ingriselli held at Texaco included President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco’s global initiatives in exploration and development. While at Texaco, Mr. Ingriselli, among other activities, led Texaco’s initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries. Mr. Ingriselli is also on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a charitable public foundation. Mr. Ingriselli served as an independent member of the Board of Directors of NXT Energy Solutions Inc. (TSX:SFD; OTC QB:NSFDF) from 2019 until January 2023. From 2016 through 2018, Mr. Ingriselli founded and was the President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes. Mr. Ingriselli graduated from Boston University in 1975 with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance in 1977 and a J.D. from Fordham University School of Law in 1979.

William J. Hunter (Director) has served as a Director since July 2022. From 2015 until 2022, Mr. Hunter served as Managing Partner of Hunter Resources LLC, a strategic and financial consulting firm. From 2017 until 2021, Mr. Hunter served as the President, Chief Financial Officer and Director of Advent Technologies post-merger with AMCI Acquisition Corp. From 2013 until 2015, Mr. Hunter served as Managing Director of the Industrial Group of Nomura Securities. Mr. Hunter is currently a director at Tonogold Resources (OTCBB:TNGL) since 2022 and a former director at American Battery Technology Corporation (NADAQ: ABAT) from 2016 to 2022. William Hunter received his B.Sc. from DePaul University in Chicago and an MBA with distinction from the Kellstadt School of Business at DePaul University.

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John Randall (Director) has served as a Director since November 2021. From November 2022 to March 2023, Mr. Randall served as a professional geologist for Shopoff Reality Investment L.P. in connection with obtaining oil permits from the California Geologic Management Division for re-abandoned oil wells in Huntington Beach, California. From April 2017 until November 2021, Mr. Randall served as a professional geologist where he consulted to various companies and lenders. From April 2016 until April 2017, Mr. Randall was Vice President of the California Business Unit of Azimuth Energy. Before this, from 2003 until April 2016, Mr. Randall served as Senior Geologist at Freeport-McMoran Oil and Gas. From 1984 until 2001 Mr. Randall was a Geologist and senior manager at various divisions of Chevron in California and also during that time spent 4 years as an expatriate as the geological operations manager at Chevron’s Tengiz operations in Kazakhstan. From 1977 until 1984 Mr. Randall was a Geology Manager for Gulf Oil Corp and from 1970 until 1977 he was a development geologist for Union Oil Company. Mr. Randall holds an MS in Geology and a BS in Geology from Southern Illinois University. Mr. Randall also holds a registered professional geologic license in the states of California, Texas, Louisiana and Mississippi.

Thomas J. Pernice (Director) has served as a Director since November 2021. Mr. Pernice has served as the President of Modena Holding Corporation, a company providing corporate and executive advisory services, since 2000. In addition, he has served as a partner with The Abraham Group, an international strategic consulting firm and with Green Partners USA, LLC, a private equity real estate fund dedicated to green building since 2007. In 2004, he was appointed Senior Policy Advisor and Executive Director of the Secretary of Energy Advisory Board at the U.S. Department of Energy where he served until 2006. He was a partner and Managing Director of Cappello Group, a boutique investment and merchant bank in Los Angeles from 2000 to 2004. Mr. Pernice also served in the Family Offices of billionaire industrialist David H. Murdock where he was a member of the Chairman’s Global Leadership Team and Executive Officer of Dole Food Company, Inc. (NYSE: DOL) from 1992 to 2000. Mr. Pernice was as a Presidential Appointee and member of the senior White House staff serving from 1984 to 1992 where he traveled as a diplomatic representative of the United States to more than 92 countries. Further, Mr. Pernice has served as Executive Vice Chairman, a member of the board of director and an officer to Vaxanix Bio, Ltd since December 2023, as a member of the board of directors and officer to Vaxanix Bio Acquisition Corp I since January 2023, as a member of the board of director and officer to Vaxanix Bio Acquisition Corps II, III, IV, V, VI, VII and VIII since December 2023, as a member of the board of director of DrillWaste Corp. since October 2023, as a member of the board of directors of D3 Energy Corporation since 2022, and Panvaxal, LLC, a private biotechnology company since 2019. Mr. Pernice is also member of the board of advisors to JMS Energy Impact Fund since October 2023 and a member of the board of advisors to IOCharge Corp since September 2023. Mr. Pernice holds a BA in Broadcast Journalism from the University of Southern California.

Family Relationships

Stan Eschner is Terry Eschner’s father. There are no other family relationships among our directors or executive officers.

Director or Officer Involvement in Certain Prior Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years, other than Mr. Pernice who served as a co-founder of Gibraltar Associates, LLC, a private company, from 2007 until 2013, which entity went into receivership in approximately September 2014.

Board Composition and Election of Directors

Our board of directors currently consists of six members. Under our amended and restated bylaws, the number of directors will be determined from time to time by our board of directors.

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Director Independence

Our board has determined that Frank Ingriselli, Stan Eschner and Michael Peterson currently have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, such that they cannot be deemed “independent” as that term is defined under the rules of the NYSE American, or the NYSE American rules. As permitted by the NYSE American, we intend to phase-in compliance with the NYSE American’s director independence requirements within the schedule outlined in the NYSE American rules. Our board has determined that William Hunter, John Randall and Thomas J. Pernice are all “independent” as that term is defined under the NYSE American rules. That schedule requires a majority of the members of our Board to be independent within one year of listing. It also requires one member of each Board committee be independent at the time of listing, a majority of Board committee members to be independent within 90 days of listing, and all Board committee members to be independent within one year from listing.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

●	the Class I directors are John Randall and Thomas J. Pernice, and their terms will expire at our first annual meeting of stockholders following our IPO;

●	the Class II directors are Michael L. Peterson and William J. Hunter, and their terms will expire at our second annual meeting of stockholders following our initial public offering, and

●	the Class III directors are Frank C. Ingriselli and Stan Eschner, and their terms will expire at the third annual meeting of stockholders following our initial public offering.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Board Leadership Structure

Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will not have a standing risk management committee, but will rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Audit Committee also monitors compliance with legal and regulatory requirements. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

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Board Committees

We have the following board of directors committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee’s charter is available under the Corporate Governance section of our website at www.trio-petroleum.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee. The Audit Committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

●	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

●	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

●	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

●	discussing our risk management policies;

●	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

●	reviewing and approving or ratifying any related person transactions; and

●	preparing the audit committee report required by SEC rules.

The members of our audit committee are William Hunter (chairperson), Thomas J. Pernice and John Randall. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE American. Our board has determined that William Hunter is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE American. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the Registration Statement. Our board of directors has determined that all members of the audit committee are independent under the heightened audit committee independence standards of the SEC and the NYSE American.

As allowed under the applicable rules and regulations of the SEC and the NYSE American, we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE American.

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Compensation Committee. The Compensation Committee’s responsibilities include:

●	reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;

●	overseeing and administering our cash and equity incentive plans;

●	reviewing and making recommendations to our board of directors with respect to director compensation;

●	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

●	preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our compensation committee are Thomas J. Pernice (chair) and William Hunter. Each of the members of our compensation committee is independent under the applicable rules and regulations of the NYSE American and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE American.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include:

●	identifying individuals qualified to become board members;

●	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

●	developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

●	overseeing a periodic evaluation of our board of directors.

The members of our nominating and corporate governance committee are Thomas J. Pernice (chairperson) and John Randall. Each of the members of our Nominating and Corporate Governance Committee is an independent director under the applicable rules and regulations of the NYSE American relating to nominating and corporate governance committee independence. The Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE American.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is a current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the last completed fiscal year.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at www.trio-petroleum.com. In addition, we have posted on our website all disclosures that are required by law or the rules of the NYSE American concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation

The following sets forth the compensation paid by us to our named executive officers for the years ended October 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Michael Peterson,	2023	8,974	-	-	-	31,538	40,512
Chief Executive Officer (1)	2022	-	-	-	-	-	-

Frank Ingriselli,	2023	320,000	-	214,000	-	-	534,000
Chief Executive Officer and Vice Chairman (2)	2022	160,000	-	61,750	-	-	191,725

Ron Bauer,	2023	-	-	-	-	-	-
Chief Executive Officer (3)	2022	-	-	-	-	-	-

Greg Overholtzer,	2023	85,000	-		-	-	85,000
Chief Financial Officer (4)	2022	25,000	-	6,175	-	-	31,173

(1)	Effective as of October 23, 2023, we entered into an employment agreement with Mr. Peterson for a term ending on December 31, 2025. Per his employment agreement, Mr. Peterson was granted 1,000,000 shares of restricted stock which are subject to Continuous Service (as such term is defined in the 2022 Equity Incentive Plan) and have a vesting period of 25% every six months. As a result of Mr. Peterson having made the Peterson Loan to the Company on March 26, 2024, the vesting of all 1,000,000 shares of restricted stock were accelerated as of such date and are fully vested. Under such agreement, we also agreed to pay Mr. Peterson a salary of $350,000 per year and an annual bonus, targeted at 100% of base salary, as determined by the Board based on his performance and the achievements of the Company. Other compensation reflects fees paid to Mr. Peterson for serving on the Board and Board committees while serving as a non-employee director of the Company for most of the Company’s fiscal year ended October 31, 2023.

(2)	Effective as of February 1, 2022, we entered into an employment agreement with Mr. Ingriselli for a term ending on December 31, 2024, which employment agreement was terminated as of October 23, 2023, as a result of Mr. Ingriselli’s resignation as the Chief Executive Officer of the Company. Per his employment agreement, Mr. Ingriselli was granted 1,000,000 RSUs which, subject to Continuous Service, had a vesting period of two years, and as of February 1, 2024, all of the RSUs have vested. The Company entered into a consulting agreement with Mr. Ingriselli, as of October 23, 2023, which had a term until December 31, 2023. The consulting agreement terminated on December 31, 2023, in accordance with its terms.

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(3)	Effective as of July 19, 2021 (Inception) through January 31, 2022, Ron Bauer served as our Chief Executive Officer of the Company. We did not enter into an employment agreement with Mr. Bauer, nor did he receive a salary or any other compensation during that time at this position.

(4)	Effective as of February 1, 2022, we entered into an employment agreement with Mr. Overholtzer for a term ending on December 31, 2024, which shall auto-renew for additional one-year terms. Under such agreement, we have agreed to pay Mr. Overholtzer a salary of $60,000, provided his salary increased to $120,000 on the first date the Company’s shares were publicly traded. He is eligible for an annual bonus, beginning in 2022, targeted at 50% of base salary, as determined by the Board based on his performance and the achievement by the Company of financial, operating and other objectives set by the Board. Per his employment agreement, Mr. Overholtzer also was granted of 100,000 RSUs which will, subject to continued employment, vest over a two-year vesting schedule, under which 25,000 of the RSUs were subject to vesting upon the earlier of three months after the IPO or six months after the grant date, February 1, 2022, and thereafter vesting in equal tranches every six months until fully vested or Mr. Overholtzer’s Continued Service is terminated prior thereto. As of February 1, 2024, all of the RSUs have vested.

Outstanding Equity Awards at Year-End

The following table provides information on outstanding equity awards as of October 31, 2023 to our NEOs.

Name	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity Incentive Plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Michael Peterson (1)	-	-	1,000,000	$185,250
Frank Ingriselli (2)			250,000	$185,250
Greg Overholtzer (3)	-	-	25,000	$18,525

(1)	Mr. Peterson was granted an award of 1,000,000 shares of restricted stock, subject to Continuous Service, with a vesting schedule in which 25% of the shares of restricted stock will vest six months after effective date of his employment agreement, and the remainder shall vest in equal tranches every six months thereinafter until either the shares of restricted stock are fully vested or Mr. Peterson’s Continuous Service with the Company terminates, whichever occurs first. As of October 31, 2023, none of the shares of restricted stock awarded to Mr. Peterson had vested. As a result of Mr. Peterson having made the Peterson Loan to the Company on March 26, 2024, the vesting of all 1,000,000 shares of restricted stock were accelerated as of such date and are fully vested.

(2)	Mr. Ingriselli was granted 1,000,000 RSUs which were, subject to Continuous Service, had a vesting period of two years, and as of October 31, 2023, all except 250,000 of such RSUs have vested. The remaining 250,000 RSUs vested on February 1, 2024.

(3)	Mr. Overholtzer was granted 100,000 RSUs which were, subject to Continuous Service, had a vesting period of two years, and as of October 31, 2023, all except 25,000 of such RSUs have vested. The remaining 25,000 RSUs vested on February 1, 2024, 2024.

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Employment Agreement- Michael L. Peterson

We entered into an employment agreement with Michael L. Peterson, who became our CEO, effective as of October 23, 2023, for a term ending on December 31, 2025, which shall auto-renew for additional one-year terms. Mr. Peterson reports directly the Board and performs his services in Utah.

We have agreed to pay Mr. Peterson a salary of $350,000. He is eligible for an annual bonus targeted at 100% of base salary, as determined by the Board based on his performance and the achievement by the Company of financial, operating and other objectives set by the Board. Mr. Peterson was also granted an award of 1,000,000 of restricted stock, subject to Continuous Service, with a vesting schedule in which 25% of the shares of restricted stock will vest 6 months after effective date of his employment agreement, and the remainder shall vest in equal tranches every 6 months thereinafter until either the shares of restricted stock are fully vested or Mr. Peterson’s Continuous Service with the Company terminates, whichever occurs first. As of October 31, 2023, none of the shares of restricted stock awarded to Mr. Peterson have vested. Mr. Peterson also receives a standard benefit package, and reimbursement for reasonable business and travel expenses. He also is eligible for twenty-five vacation days per annum. Although Mr. Peterson is employed pursuant to a term, either the Company or Mr. Peterson may terminate his employment earlier. We may terminate Mr. Peterson’s employment with or without Cause. “Cause” means: (a) conviction of, or plea of nolo contendere to any felony or crime involving dishonesty or moral turpitude (whether or not a felony); (b) any action by Mr. Peterson involving fraud, breach of the duty of loyalty, malfeasance or willful misconduct; (c) the failure or refusal by Mr. Peterson to perform any material duties hereunder or to follow any lawful and reasonable direction of the Company; (d) intentional damage to any property of the Company; (e) chronic neglect or absenteeism in the performance of Mr. Peterson’s duties; (f) willful misconduct, or other material violation of Company policy or code of conduct that causes a material adverse effect upon the Company; (g) material uncured breach of any written agreement with the Company (subject to a 10 business day cure right on behalf of the Company); or (h) any action that in the reasonable belief of the Company shall or potentially shall subject the Company to negative or adverse publicity or effects.

Mr. Peterson may resign on 90 days’ written notice.

In the event of a termination without Cause, we have agreed, if Peterson signs a release in a form provided by the Company, to pay Mr. Peterson severance of twelve months of Base Salary continuation for the twelve-month period of time following the separation date. Delaware law governs Mr. Peterson’s employment agreement, provided that any disputes are resolved via arbitration in San Jose, California.

Mr. Peterson has agreed to the Company’s standard form of Confidentiality, Non-Solicitation, and Non-Compete Agreement as a condition of execution of the Agreement.

Employment Agreement/Consulting Agreement - Frank Ingriselli

Effective as of February 1, 2022, we entered into an employment agreement with our former CEO, Frank Ingriselli. Mr. Ingriselli was employed effective February 25, 2022 for a term ending on December 31, 2024, but his employment was terminated, as of October 23, 2023, as a result of his resignation as CEO of the Company.

On October 16, 2023, the Company and Global Venture Investments LLC (“Consultant”), a Delaware limited liability company and a wholly-owned consulting firm owned 100% by Mr. Ingriselli, entered into a Consulting Agreement (the “Consulting Agreement”), effective as of October 23, 2023, and continuing through December 31, 2023. Pursuant to the Consulting Agreement, Mr. Ingriselli provides services relating to investor relations, public relations, financing strategies, corporate strategies, and development of business opportunities and providing background information with respect to Company’s history. In consideration for his consulting services, and pursuant to the terms of the Consulting Agreement, the Company has agreed to pay Mr. Ingriselli a cash consulting fee equal to $10,000 per month, payable within five business days after the commencement of each calendar month during the term of the Consulting Agreement. With prior written consent from the Company, the Company shall reimburse Mr. Ingriselli for all reasonable out-of-pocket travel expenses incurred by Mr. Ingriselli when such travel is specifically requested by the Company. Pursuant to the Consulting Agreement, all Confidential Information (as defined in the Consulting Agreement) remains the property of the Company, including, without limitation, the Company’s proprietary information, technical data, trade secrets, know-how, financial information, product plans, products, services, research, and developments. The Consulting Agreement terminated on December 31, 2023, in accordance with its terms.

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Employment Agreement- Greg Overholtzer

Effective as of February 1, 2022, we entered into an employment agreement with our Chief Financial Officer, Greg Overholtzer. Mr. Overholtzer is employed effective February 25, 2022, for a term ending on December 31, 2024, which shall auto-renew for additional one-year terms. Mr. Overholtzer reports directly to the Board and performs his services in California.

We have agreed to pay Mr. Overholtzer a salary of $60,000, provided his salary increased to $120,000 on the first date the Company’s shares were publicly traded. He became eligible for an annual bonus beginning in 2022, targeted at 50% of base salary, as determined by the Board based on his performance and the achievement by the Company of financial, operating and other objectives set by the Board. Mr. Overholtzer was also granted an award of 100,000 RSUs which, as of October 31, 2023, have vested with respect to 75,000 RSUs, and the remaining and the remaining 25,000 RSUs have been vested on February 1, 2024. Mr. Overholtzer also receives a standard benefit package, and reimbursement for reasonable business and travel expenses. He also is eligible for twenty-five vacation days per annum. Although Mr. Overholtzer is employed pursuant to a term, either side may terminate his Agreement earlier. We may terminate Mr. Overholtzer’s employment with or without Cause. “Cause” means: (a) conviction of, or plea of nolo contendere to any felony or crime involving dishonesty or moral turpitude (whether or not a felony); (b) any action by Mr. Overholtzer involving fraud, breach of the duty of loyalty, malfeasance or willful misconduct; (c) the failure or refusal by Mr. Overholtzer to perform any material duties hereunder or to follow any lawful and reasonable direction of the Company; (d) intentional damage to any property of the Company; (e) chronic neglect or absenteeism in the performance of Mr. Overholtzer’s duties; (f) willful misconduct, or other material violation of Company policy or code of conduct that causes a material adverse effect upon the Company; (g) material uncured breach of any written agreement with the Company (subject to a 10 business day cure right on behalf of the Company); or (h) any action that in the reasonable belief of the Company shall or potentially shall subject the Company to negative or adverse publicity or effects.

Mr. Overholtzer may resign on 90 days’ written notice.

In the event of a termination without Cause, we have agreed, if Mr. Overholtzer signs a release in a form provided by the Company, to pay Mr. Overholtzer severance of twelve months of Base Salary continuation for the twelve month period of time following the separation date. Delaware law governs Mr. Overholtzer’s agreement, provided that any disputes are resolved via arbitration in San Jose, California.

Mr. Overholtzer has agreed to the Company’s standard form of Confidentiality, Non-Solicitation, and Non-Compete Agreement as a condition of execution of the Agreement.

Employment Agreement- Steven A. Rowlee

We entered into an employment agreement with our COO, Steven A. Rowlee, effective as of May 1, 2023, for a term ending on December 31, 2024, which shall auto-renew for additional one-year terms. Mr. Rowlee reports to the CEO and performs his services in California.

We have agreed to pay Mr. Rowlee a salary of $170,000. He is eligible for an annual bonus, beginning in 2023, targeted at 50% of base salary, as determined by the Board based on his performance and the achievement by the Company of financial, operating and other objectives set by the Board. We are able to reevaluate base salary in the event we purchase all or some of the assets of Trio LLC or if all of a substantial portion of Trio LLC’s assets are disposed or sold to a third party unaffiliated with the Company. Mr. Rowlee was also granted an award of 150,000 RSUs, subject to Continuous Service, with a vesting schedule in which 25% of the RSUs vested 5 months after the employment start date of May 1, 2023, and the remainder shall vest in equal tranches every 6 months thereinafter until either the RSUs are fully vested or Mr. Rowlee’s Continuous Service with the Company terminates, whichever occurs first. As of October 1, 2023, 37,500 of the RSUs have vested and the remaining 112,500 RSUs will vest in equal tranches of 37,500 RSUs on each of April 1, 2024, October 1, 2024, and April 1, 2025. Mr. Rowlee also receives a standard benefit package, and reimbursement for reasonable business and travel expenses. He also is eligible for twenty-five vacation days per annum. Although Mr. Rowlee is employed pursuant to a term, either side may terminate his Agreement earlier. We may terminate Mr. Rowlee’s employment with or without Cause. “Cause” means: (a) conviction of, or plea of nolo contendere to any felony or crime involving dishonesty or moral turpitude (whether or not a felony); (b) any action by Mr. Rowlee involving fraud, breach of the duty of loyalty, malfeasance or willful misconduct; (c) the failure or refusal by Mr. Rowlee to perform any material duties hereunder or to follow any lawful and reasonable direction of the Company; (d) intentional damage to any property of the Company; (e) chronic neglect or absenteeism in the performance of Mr. Rowlee’s duties; (f) willful misconduct, or other material violation of Company policy or code of conduct that causes a material adverse effect upon the Company; (g) material uncured breach of any written agreement with the Company (subject to a 10 business day cure right on behalf of the Company); or (h) any action that in the reasonable belief of the Company shall or potentially shall subject the Company to negative or adverse publicity or effects.

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Mr. Rowlee may resign on 90 days’ written notice.

In the event of a termination without Cause, we have agreed, if Mr. Rowlee signs a release in a form provided by the Company, to pay Mr. Rowlee severance of twelve months of Base Salary continuation for the twelve month period of time following the separation date. Delaware law governs Mr. Rowlee’s agreement, provided that any disputes are resolved via arbitration in San Jose, California.

Mr. Rowlee has agreed to the Company’s standard form of Confidentiality, Non-Solicitation, and Non-Compete Agreement as a condition of execution of the Agreement.

Employment Agreement- Terence B. Eschner

We entered into an employment agreement with our President, Terence B. Eschner, effective as of May 1, 2023, for a term ending on December 31, 2024, which shall auto-renew for additional one-year terms. Mr. Eschner reports to the CEO and performs his services in Colorado or California.

We have agreed to pay Mr. Eschner a salary of $170,000. He is eligible for an annual bonus, beginning in 2023, targeted at 50% of base salary, as determined by the Board based on his performance and the achievement by the Company of financial, operating and other objectives set by the Board. We are able to reevaluate base salary in the event we purchase all or some of the assets of Trio LLC or if all of a substantial portion of Trio LLC’s assets are disposed of or sold to a third party unaffiliated with the Company. Mr. Eschner was also granted an award of 150,000 RSUs, subject to Continuous Service, with a vesting schedule in which 25% of the RSUs vested 5 months after the employment start date of May 1, 2023, and the remainder shall vest in equal tranches every 6 months thereinafter until either the RSUs are fully vested or Mr. Eschner’s Continuous Service with the Company terminates, whichever occurs first. As of October 1, 2023, 37,500 of the RSUs have vested and the remaining 112,500 RSUs will vest in equal tranches of 37,500 RSUs on each of April 1, 2024, October 1, 2024 and April 1, 2025. Mr. Eschner also receives a standard benefit package, and reimbursement for reasonable business and travel expenses. He also is eligible for twenty-five vacation days per annum. Although Mr. Eschner is employed pursuant to a term, either side may terminate his Agreement earlier. We may terminate Mr. Eschner’s employment with or without Cause. “Cause” means: (a) conviction of, or plea of nolo contendere to any felony or crime involving dishonesty or moral turpitude (whether or not a felony); (b) any action by Mr. Eschner involving fraud, breach of the duty of loyalty, malfeasance or willful misconduct; (c) the failure or refusal by Mr. Eschner to perform any material duties hereunder or to follow any lawful and reasonable direction of the Company; (d) intentional damage to any property of the Company; (e) chronic neglect or absenteeism in the performance of Mr. Eschner’s duties; (f) willful misconduct, or other material violation of Company policy or code of conduct that causes a material adverse effect upon the Company; (g) material uncured breach of any written agreement with the Company (subject to a 10 business day cure right on behalf of the Company); or (h) any action that in the reasonable belief of the Company shall or potentially shall subject the Company to negative or adverse publicity or effects.

Mr. Eschner may resign on 90 days’ written notice.

In the event of a termination without Cause, we have agreed, if Mr. Eschner signs a release in a form provided by the Company, to pay Mr. Eschner severance of twelve months of Base Salary continuation for the twelve-month period of time following the separation date. Delaware law governs Mr. Eschner’s agreement, provided that any disputes are resolved via arbitration in San Jose, California.

Mr. Eschner has agreed to the Company’s standard form of Confidentiality, Non-Solicitation, and Non-Compete Agreement as a condition of execution of the Agreement.

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Employment Agreement- Stanford Eschner

We entered into an employment agreement with our Chairman, Stanford Eschner, effective as of May 1, 2023, for a term ending on December 31, 2024, which shall auto-renew for additional one-year terms. Mr. Eschner reports to the CEO and performs his services in California.

We have agreed to pay Mr. Eschner a salary of $170,000. He is eligible for an annual bonus, beginning in 2023, targeted at 50% of base salary, as determined by the Board based on his performance and the achievement by the Company of financial, operating and other objectives set by the Board. We are able to reevaluate base salary in the event we purchase all or some of the assets of Trio LLC or if all of a substantial portion of Trio LLC’s assets are disposed of or sold to a third party unaffiliated with the Company. Mr. Eschner was also granted an award of 150,000 RS, subject to Continuous Service, with a vesting schedule in which 25% of the RSUs vested 5 months after the employment start date of May 1, 2023, and the remainder shall vest in equal tranches every 6 months thereinafter until either the RSS are fully vested or Mr. Eschner’s Continuous Service with the Company terminates, whichever occurs first. As of October 1, 2023, 37,500 of the RSUS have vested and the remaining 112,500 RSUs will vest in equal tranches of 37,500 RSUs on each of April 1, 2024, October 1, 2024 and April 1, 2025. Mr. Eschner also receives a standard benefit package, and reimbursement for reasonable business and travel expenses. He also is eligible for twenty-five vacation days per annum. Although Mr. Eschner is employed pursuant to a term, either side may terminate his Agreement earlier. We may terminate Mr. Eschner’s employment with or without Cause. “Cause” means: (a) conviction of, or plea of nolo contendere to any felony or crime involving dishonesty or moral turpitude (whether or not a felony); (b) any action by Mr. Eschner involving fraud, breach of the duty of loyalty, malfeasance or willful misconduct; (c) the failure or refusal by Mr. Eschner to perform any material duties hereunder or to follow any lawful and reasonable direction of the Company; (d) intentional damage to any property of the Company; (e) chronic neglect or absenteeism in the performance of Mr. Eschner’s duties; (f) willful misconduct, or other material violation of Company policy or code of conduct that causes a material adverse effect upon the Company; (g) material uncured breach of any written agreement with the Company (subject to a 10 business day cure right on behalf of the Company); or (h) any action that in the reasonable belief of the Company shall or potentially shall subject the Company to negative or adverse publicity or effects.

Mr. Eschner may resign on 90 days’ written notice.

In the event of a termination without Cause, we have agreed, if Mr. Eschner signs a release in a form provided by the Company, to pay Mr. Eschner severance of twelve months of Base Salary continuation for the twelve-month period of time following the separation date. Delaware law governs Mr. Eschner’s agreement, provided that any disputes are resolved via arbitration in San Jose, California.

Mr. Eschner has agreed to the Company’s standard form of Confidentiality, Non-Solicitation, and Non-Compete Agreement as a condition of execution of the Agreement.

Incentive Award Plans

2022 Equity Incentive Plan

We have adopted and approved the 2022 Equity Incentive Plan (the “2022 Incentive Plan”). Under the 2022 Incentive Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2022 Incentive Plan are summarized below.

Types of Awards. The 2022 Incentive Plan provides for the grant of non-qualified stock options (“NQSOs”), incentive stock options (“ISOs”), restricted stock awards, restricted stock and restricted stock units (“RSUs”), equity appreciation rights, and other forms of stock-based compensation.

Eligibility and Administration. Employees, officers, consultants, directors, and other service providers of the Company and its subsidiaries are eligible to receive awards under the 2022 Incentive Plan. The 2022 Incentive Plan is administered by the board which may delegate its duties and responsibilities to committees of the company’s directors and/or officers (all such bodies and delegates referred to collectively as the plan administrator), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or other applicable law or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2022 Incentive Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2022 Incentive Plan, including any vesting and vesting acceleration conditions.

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Share Reserve. Pursuant to the 2022 Incentive Plan, we have reserved 4,000,000 shares of the shares of Common Stock for issuance thereunder. The share reserve is subject to the following adjustments:

●	The share limit is increased by the number of shares subject to awards granted that later are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares.

●	Shares that are withheld upon exercise to pay the exercise price of a stock option or satisfy any tax withholding requirements are added back to the share reserve and again are available for issuance under the 2022 Incentive Plan.

Awards issued in substitution for awards previously granted by a company that merges with, or is acquired by, the Company do not reduce the share reserve limit under the 2022 Incentive Plan.

Stock Options and Equity Appreciation Rights. ISOs may be granted only to employees of the Company, or to employees of a parent or subsidiary of the Company, determined as of the date of grant of such options. An ISO granted to a prospective employee upon the condition that such person becomes an employee shall be deemed granted effective on the date such person commences employment. The exercise price of an ISO shall not be less than 100% of the fair market value of the shares covered by the awards on the date of grant of such option pursuant to the Internal Revenue Code of 1986, as amended from time to time (the “Code”). Notwithstanding the foregoing, an ISO may be granted with an exercise price lower than the minimum exercise price set forth above if such award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code. Notwithstanding any other provision of the 2022 Incentive Plan to the contrary, no ISO may be granted under the 2022 Incentive Plan after 10 years from the date that the 2022 Incentive Plan was adopted. No ISO shall be exercisable after the expiration of 10 years after the effective date of grant of such award, subject to the following sentence. In the case of an ISO granted to a ten percent stockholder, (i) the exercise price shall not be less than 110% of the fair market value of a share on the date of grant of such ISO, and (ii) the exercise period shall not exceed 5 years from the effective date of grant of such ISO. Equity appreciation rights will entitle the holder to receive a payment (in cash or in shares) based on the appreciation in the fair market value of the shares subject to the award up to a specified date or dates. Equity appreciation rights may be granted to the holders of any stock options granted under the 2022 Equity Incentive Plan or may be granted independently of and without relation to stock options.

Restricted Stock and Restricted Stock Units. The committee may award restricted stock and RSUs under the 2022 Incentive Plan. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified vesting conditions are not satisfied. RSU awards result in the transfer of shares of stock to the participant only after specified vesting conditions are satisfied. A holder of restricted stock is treated as a current shareholder and shall be entitled to dividend and voting rights, whereas the holder of a restricted stock unit is treated as a shareholder with respect to the award only when the shares are delivered in the future. Specified vesting conditions may include performance goals to be achieved during any performance period and the length of the performance period. The committee may, in its discretion, make adjustments to performance goals based on certain changes in the Company’s business operations, corporate or capital structure or other circumstances. When the participant satisfies the conditions of an RSU award, the Company may settle the award (including any related dividend equivalent rights) in shares, cash or other property, as determined by the committee, in its sole discretion.

Other Shares or Share-Based Awards. The committee may grant other forms of equity-based or equity-related awards other than stock options, equity appreciation rights, restricted stock or restricted stock units. The terms and conditions of each stock-based award shall be determined by the committee.

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Sale of the Company. Awards granted under the 2022 Incentive Plan do not automatically accelerate and vest, become exercisable (with respect to stock options), or have performance targets deemed earned at target level if there is a sale of the Company. The Company does not use a “liberal” definition of change in control as defined in Institutional Shareholder Services’ proxy voting guidelines. The 2022 Incentive Plan provides flexibility to the committee to determine how to adjust awards at the time of a sale of the Company.

Transferability of Awards. Except as described below, awards under the 2022 Incentive Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The committee has discretion, however, to permit certain transfer of awards to other persons or entities.

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2022 Incentive Plan and any outstanding awards, as well as the exercise price or base price of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

Amendment and Termination. The board of directors may amend, modify or terminate the 2022 Incentive Plan without stockholder approval, except that stockholder approval must be obtained for any amendment that, in the reasonable opinion of the board or the committee, constitute a material change requiring stockholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of a stock exchange on which shares of Common Stock are then listed. The 2022 Incentive Plan will terminate upon the earliest of (1) termination of the 2022 Incentive Plan by the board of directors, or (2) the tenth anniversary of the board adoption of the 2022 Incentive Plan. Awards outstanding upon expiration of the 2022 Incentive Plan shall remain in effect until they have been exercised or terminated, or have expired.

Director Compensation

The following table provides information for the compensation of our non-employee directors for the fiscal year ended October 31, 2023:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Total ($)
John Randall	31,538	-	31,538
Thomas J. Pernice	31,538	-	31,538
William J. Hunter	31,538	-	31,538

The material terms of the non-employee director compensation program are summarized below.

The non-employee director compensation provides for annual retainer fees and/or long-term equity awards for our non-employee directors. We expect each non-employee director will receive an annual retainer of $50,000 plus an additional $10,000 for each board committee that he or she is on.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2022 Incentive Plan, as described above, but such limits will not apply prior to the first calendar year following the calendar year in which our initial public offering was completed. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2022 Incentive Plan. As provided in the 2022 Incentive Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Common Stock, as of April 2, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of Common Stock (other than named executive officers and directors);

●	each of our named executive officers;

●	each of our directors;

●	all of our executive officers and directors as a group;

The number of shares beneficially owned by each stockholder is determined in accordance with the rules issued by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to any community property laws.

Percentage ownership of our Common Stock is based on 47,228,616 shares of Common Stock outstanding as of April 8, 2024. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Common Stock subject to options, restricted units, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of January 22, 2024 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

To calculate a stockholder’s percentage of beneficial ownership of Common Stock, we must include in the numerator and denominator those shares of Common Stock, as well as those shares of Common Stock underlying options, warrants and convertible securities, that such stockholder is considered to beneficially own. Shares of Common Stock underlying options, warrants and convertible securities, held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership of each of the stockholders may be different.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Trio Petroleum Corp., 4115 Blackhawk Plaza Circle, Suite 100, Danville, CA 94506. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

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	Beneficial Ownership of Common Stock
Name of Beneficial Owner	Shares	%
5% Stockholders:
Primal Nutrition, Inc. (1)	2,902,936	6.13%

Named Executive Officers and Directors:
Frank C. Ingriselli (2)	727,000	1.54%
Terry Eschner	650,000	1.38%
Steven Rowlee (3)	650,000	1.38%
Stan Eschner (4)	1,150,000	2.43%
Greg Overholtzer	100,000	*
Michael L. Peterson	1,185,000	2.51%
William J. Hunter	310,000	*
John Randall	100,000	*
Thomas J. Pernice	100,000	*
All directors and executive officers as a group (9 persons)	7,874,936	16.62%

* Less than 1%

(1)	Consists of (1) 2,752,936 shares of Common Stock and (2) 150,000 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants. Primal Nutrition, Inc. is a Delaware corporation for which Mark Sisson holds investment and voting control. The address of Primal Nutrition Inc. is 100 S. Pointe Drive, #1106, Miami Beach, FL 33139.

(2)	Consists of (1) 280,000 shares held by Global Venture Investments LLC, for which Mr. Ingriselli holds 100% of the membership interest; the address of Global Venture Investments LLC is 4115 Blackhawk Plaza Circle, Suite 100, Danville, CA 94506, (2) 257,000 shares held by the Brightening Lives Foundation Inc. for which Mr. Ingriselli is the Chief Executive Officer and holds investment and voting control; the address of Brightening Lives Foundation Inc is 9000 Crow Canyon Road, Suite 362, Danville, CA 94506 and (3) 190,000 shares held by Mr. Ingriselli himself. Mr. Ingriselli may be deemed to have beneficial ownership of these shares.

(3)	Consists of 500,000 shares held by the DLASY Trust, a trust for which Mr. Rowlee holds investment and voting control over and 150,000 shares held by Mr. Rowlee himself. The address of the DLASY Trust is 13601 Powder River Avenue, Bakersfield, CA 93314.

(4)	Consists of (i) 500,000 shares held by the Stanford Eschner Trust No. 1, for which Mr. Eschner holds investment and voting control over; the address of the Stanford Eschner Trust No. 1 is 6501 Kane Way, Bakersfield, CA 93309, (ii) 500,000 shares held by Trio LLC, a California Limited Liability Company, for which Stan Eschner serves as the Executive Chairman, and as such may be deemed to hold investment and voting control over Trio LLC’s shares; the address of Trio LLC is 4115 Blackhawk Plaza Circle, Suite 100, Danville, CA 94506, and (iii) 150,000 shares held by Stanford Eschner himself.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since July 19, 2021 (inception) to which we have been a party in which the amount involved will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Related Party Transactions

Stanford Eschner and Steven Rowlee, members of TPET’s management team, are also members of Trio LLC’s management team. Stanford Eschner, our Executive Chairman and a director, and Steven Rowlee, our Chief Operating Officer, are employed by and/or part owners of Trio LLC. Stanford Eschner is Trio LLC’s Chairman and Steven Rowlee is its Vice President. Trio LLC personnel Stanford Eschner, Steven Rowlee, Gary Horace, Calli Shanley and Judy Ayler are under salaries with TPET and are also employees and/or part owners of Trio LLC. Terence Eschner, our President, also works as a consultant to Trio LLC through his company Sarlan Resources, Inc. Most of Trio LLC’s personnel are part owners of TPET. Trio LLC is Operator of the South Salinas Project and of the McCool Ranch Oil Field on behalf of TPET and of the other working interest owners. Transactions between TPET and Trio LLC are related party transactions because of these relationships.

Michael Peterson, our Chief Executive Officer and a director, and Frank C. Ingriselli, our Vice Chairman and a director, and Greg Overholtzer, our Chief Financial Officer, are employed by Lafayette Energy Corp (“LEC”). Michael Peterson is LEC’s Chief Executive Officer and a director, Frank C. Ingriselli is a director of LEC, and Greg Overholtzer is LEC’s Chief Financial Officer. TPET and LEC both have interests in the Asphalt Ridge Asset in Utah, TPET has an option at this asset, and LEC is now the Operator of the asset. Transactions between TPET and LEC are related party transactions because of these relationships.

South Salinas Project Purchase

Initial Purchase and Sale Agreement

On September 14, 2021, we entered into a purchase and sale agreement where we acquired Trio LLC’s approximate 82.75% WI in the South Salinas Project for consideration of $4 million and 4,900,000 shares of our Common Stock.

Fourth Amendment to the Purchase and Sale Agreement

On December 22, 2022, we entered into the Fourth Amendment where we acquired a subsequent additional approximate 3% WI in the South Salinas Project from Trio LLC for $60,529.40. In addition, the Fourth Amendment granted us a 120-day option to acquire the Optioned Assets. The Option Fee is $150,000, which was paid by the Company to Trio LLC. The Optioned Assets are as follows:

●	The Hangman Hollow Field asset with an option to acquire Trio LLC’s 44% working interest and their Operatorship;
●	The Kern Front Field asset with an option to acquire Trio LLC’s 22% working interest and their Operatorship; and
●	The Union Avenue Field with an option to acquire Trio LLC’s 20% working interest and their Operatorship;

On May 12, 2023, subsequent to the 120-day option window referenced above, TPET announced the signing of an Acquisition Agreement to potentially acquire up to 100% of the working interest in the Union Avenue Field. The Agreement was between TPET and Trio LLC, with Trio LLC acting on behalf of itself as Operator and holding a 20% working interest in Union Avenue Field as well as agreeing to act to help facilitate the acquisition by TPET of the remaining 80% working interest. As Trio LLC is partly owned and controlled by members of Trio’s management, this would have been a related party transaction, and a special committee of Trio’s board of directors (the “Trio Special Committee”) was formed to evaluate and negotiate the terms of this acquisition. TPET engaged KLSP to conduct a comprehensive analysis and valuation of the asset, which analysis was delivered to TPET and evaluated by the Trio Special Committee. However, TPET and Trio LLC did not agree on the terms and transaction was not closed.

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Under the Fourth Amendment, we also agreed to start the process of pursuing and consummating additional lease acquisitions in the areas deemed by the parties to be higher priority areas lying within and around the South Salinas Project Area. Such acquisitions were approved for an aggregate purchase price not to exceed approximately $79,000.00. Some leases were acquired in February and March, 2023, as described more-fully elsewhere hereunder.

Further under the Fourth Amendment, we agreed to engage the services of a contractor to do road access work and dirt-moving work (estimated to cost approximately $170,000.00) that was necessary before the commencement of drilling the HV-1 well. We also agreed to pay a deposit (in an amount not to exceed $25,000) to secure a drilling rig to drill the HV-1 well, which was drilled in May, 2023. This deposit was not required and was not paid.

Finally, we agreed, retroactively commencing on May 1, 2022, to accrue a monthly consulting fee of $35,000.00, due and payable by the Company to Trio LLC no later than two weeks following the closing date of Company’s IPO. This fee was intended to cover the work being done for the Company by Trio LLC’s employees prior to the closing date of our IPO. This consulting fee was paid by TPET to Trio LLC.

McCool Ranch Oil Field Asset Purchase

In October 2023, TPET entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project. As Trio LLC is partly owned and controlled by members of TPET’s management, this was a related party transaction, and the aforementioned Trio Special Committee was involved in the evaluation and negotiation of the terms of the acquisition. TPET engaged KLSP to conduct a comprehensive analysis and valuation of the asset, which in-progress, preliminary results were delivered to TPET and evaluated by the Trio Special Committee. The Company initially recorded a payment of $100,000 upon execution of the McCool Ranch Purchase Agreement, at which time Trio LLC began refurbishment operations with respect to the San Ardo WD-1 water disposal well (the “WD-1”) to determine if it was mechanically capable of reasonably serving the produced water needs for the assets. With refurbishment successfully accomplished, the Company is obligated to pay an additional $400,000 per the McCool Ranch Purchase Agreement. TPET has paid approximately $[148,566] through March 31, 2024. These additional costs are capitalized costs and are reflected in the balance of the oil and gas property as of January 31, 2024.

Asphalt Ridge Asset Purchase

On November 10, 2023, TPET entered into a Leasehold Acquisition and Development Option Agreement (the “Asphalt Ridge Option Agreement”) with Heavy Sweet Oil LLC (“HSO”). Pursuant to the Asphalt Ridge Option Agreement, the Company acquired an option to purchase up to a 20% working interest in certain leases at a long-recognized, major oil accumulation in northeastern Utah, in Uintah County, southwest of the city of Vernal, totaling 960 acres. LEC has since acquired HSO and become Operator of the Asphalt Ridge Asset. Since LEC is partly owned and controlled by members of our management, transactions including acquisitions between TPET and LEC relating to the Asphalt Ridge Asset and/or to other assets constitute related party transactions and, therefore, a special committee of our board of directors, comprised of Mr. Pernice, Mr. Randall and Mr. Hunter (the “Lafayette Special Committee”) has been formed to evaluate and negotiate the terms of any such future transactions. In addition, in accordance with our Related Person Transaction Policy, we will have any such future transactions reviewed and approved by our Board’s Audit Committee. TPET will engage KLS Petroleum Consulting LLC (“KLSP”) or other third-party experts, as deemed necessary by TPET’s management and/or by the Lafayette Special Committee, to conduct comprehensive analyses and to provide valuations of such assets, which analyses will be delivered to the Company and evaluated by the Trio Special Committee.

Restricted Stock Units (“RSUs”) issued to Directors

On July 11, 2022, the Company issued 60,000 shares of its $0.0001 par common stock to each of its five outside Directors with a fair value of $0.29 per share for an aggregate grant date value of $88,200. The fair value was calculated via a third-party valuation performed using income and market methods, as well as a discounted cash flow method, with the terminal value using a market multiples method, adjusted for a lack of marketability. The shares, or RSUs, vest in full upon the six-month anniversary of the IPO, subject to the directors’ continued service on the vesting date; upon issuance, the shares will be fully paid and non-assessable. Upon consummation of the IPO, the vesting period for these shares began and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation in the amount of $88,200 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $0 as of the period ended October 31, 2023.

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On September 2, 2023, the Company issued an aggregate 425,000 shares of its $0.0001 par common stock to four outside directors with a fair value of $0.64 per share for a grant date value of $273,275. The shares, or RSUs, vest in full upon the six-month anniversary of the vesting commencement date (or August 28, 2023), subject to the directors’ continued service on the vesting date. For the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation in the amount of $135,899 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $41,361 as of the period ended January 31, 2024.

Restricted Shares issued to Executives and Employees

In February 2022, the Company entered into employee agreements with Frank Ingriselli (Chief Executive Officer or “CEO”) and Greg Overholtzer (Chief Financial Officer or “CFO”) which, among other things, provided for the grant of restricted shares in the amounts of 1,000,000 and 100,000, respectively, pursuant to the 2022 Equity Incentive Plan (“the Plan”). Per the terms of the employee agreements, subject to continued employment, the restricted shares vest over a two-year period, under which 25% will vest upon the earlier of three months after the IPO or six months after the grant date. After this date, the remainder vest in equal tranches every six months until fully vested. As the Plan was not adopted until October 17, 2022 (see Note 7), these shares will be recorded as of that date at a fair value of $0.294 per share; such value was calculated via a third-party valuation performed using income and market methods, as well as a discounted cash flow method, with the terminal value using a market multiples method, adjusted for a lack of marketability (see Note 10). As of October 31, 2022, the Company recorded 1,100,000 restricted shares at a fair value of $323,400, and for the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation of $40,757 and $40,757, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $114,741 as of January 31, 2024.

In May 2023, the Company entered into six employee agreements which, among other things, provided for the grant of an aggregate of 700,000 restricted shares pursuant to the Plan. Per the terms of the employee agreements, subject to continued employment, the restricted shares vest as follows: 25% of the shares will vest five months after the issuance date, after which the remainder vest in equal tranches every six months until fully vested. The shares were recorded on the date of issuance at a fair value of $2.15 per share for an aggregate fair value of $1,505,000, and for the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation of $189,845 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $874,936 as of the period ended January 31, 2024.

On July 20, 2023, pursuant to the Ingriselli Employment Agreement (see above), the Company issued 200,000 restricted shares (subject to the Plan) as a discretionary annual bonus at a fair value of $1.07 per share to Mr. Ingriselli for an aggregate fair value of $213,000. The shares vested fully on July 24, 2023 and the Company recognized stock-based compensation of $213,000 within stock-based compensation expenses on the income statement for the period ended July 31, 2023.

On October 16, 2023, the Company and Michael L. Peterson entered into an employment agreement (the “Peterson Employment Agreement”), effective as of October 23, 2023, pursuant to which Mr. Peterson will serve as Chief Executive Officer of the Company, replacing Mr. Ingriselli. Pursuant to the Peterson Employment Agreement, Mr. Peterson will be paid an annual base salary of $350,000. In addition, Mr. Peterson is entitled to receive, subject to his continuing employment with the Company on the applicable date of the bonus payout, an annual target discretionary bonus of up to 100% of his annual base salary, payable at the discretion of the Compensation Committee of the Board based upon the Company’s and Mr. Peterson’s achievement of objectives and milestones to be determined on an annual basis by the Board.

Pursuant to the Peterson Employment Agreement, the Company issued Mr. Peterson is a grant of 1,000,000 shares of restricted stock pursuant to the Company’s Omnibus Incentive Compensation Plan (the “Plan”) at a fair value of $0.27 per share for a grant date fair value of $271,000. The restricted stock grant vests over a period of two years, with 25% of the shares of restricted stock vesting six months after the Peterson Employment Agreement Effective Date, and the remainder vesting in equal tranches on each of the 12-, 18-, and 24-month anniversary dates of the Peterson Employment Agreement. For the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation of $34,153 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $233,505 as of the period ended January 31, 2024.

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Ingriselli Consulting Agreement

On October 6, 2023, Mr. Ingriselli delivered notice of his resignation as the Company’s Chief Executive Officer, effective on October 23, 2023. Upon his resignation, Mr. Ingriselli will continue as a director and hold the title of “Vice Chairman” of the Board of Directors of the Company. In addition, on October 16, 2023, the Company and Global Venture Investments LLC (“Consultant”), a Delaware Limited Liability Company and a wholly owned consulting firm owned 100% by Mr. Ingriselli, entered into a consulting agreement, effective as of the date of resignation and continuing through December 31, 2023. Pursuant to the Consulting Agreement, the Company will pay Mr. Ingriselli a cash consulting fee equal to $10,000 per month, payable within five business days after the commencement of each calendar month during the term of the Consulting Agreement. The Consulting Agreement terminated on December 31, 2023, in accordance with its terms.

Asphalt Ridge Option Agreement

On November 10, 2023, the Company entered into a Leasehold Acquisition and Development Option Agreement (the “Asphalt Ridge Option Agreement”) with Heavy Sweet Oil LLC (“HSO”). Pursuant to the Asphalt Ridge Option Agreement, the Company acquired an option to purchase up to a 20% production share in certain leases at a long-recognized, major oil accumulation in northeastern Utah, in Uintah County, southwest of the city of Vernal, totaling 960 acres. HSO holds the right to such leases below 500 ft depth from surface (the “Asphalt Ridge Leases”) and the Company acquired the option to participate in HSO’s initial 960 acre drilling and production program on such Asphalt Ridge Leases (the “Asphalt Ridge Option”).

The Asphalt Ridge Option has a term of nine months, through August 10, 2024. Pursuant to the Asphalt Ridge Option, the Company has the exclusive right, but not the obligation, to acquire up to a 20% interest in the Asphalt Ridge Leases for $2,000,000 (the “Purchase Price”), which may be invested in tranches, provided that the initial tranche closing occurs during the Asphalt Ridge Option period and subsequent tranches occurring as soon thereafter as practical within the Asphalt Ridge Option period, with each tranche providing the Company a portion of the ownership of the Asphalt Ridge Leases equal to 20% multiplied by a fraction, the numerator of which is the total consideration paid by the Company, and denominator of which is $2,000,000. Upon receipt of any funding from the Company pursuant to the Asphalt Ridge Option, HSO is required to pay that amount to the named operator of the properties, to pay for engineering, procurement, operations, sales, and logistics activities on the properties. The Asphalt Ridge Option Agreement provides that additional development capital is expected to be secured by HSO, and made available for the Company’s participation, by way of a reserve base lending facility (RBL), provided that if such RBL cannot be obtained or does not cover all subsequent capital costs, HSO agreed to fund a maximum of $5,000,000 of the first funding required for the development program, with the parties splitting any costs thereafter according to their ownership interests. The initial target is three wells, with an estimated cost of $5,000,000 for roads, pads, drilling, and above ground steam and storage facilities, and thereafter the parties anticipate working together to fund further well development based on their proportionate ownership thereof.

On or around the date the parties entered into the Asphalt Ridge Option Agreement, HSO entered into a Leasehold Acquisition and Development Option Agreement with Lafayette Energy Corp (“LEC”), of which Michael Peterson, the Chief Executive Officer and director of the Company, is also the Chief Executive Officer and director, and Frank C. Ingriselli, the Company’s Vice Chairman, is also a director (the “LEC Option”). The LEC Option has similar terms as the Asphalt Ridge Option Agreement, except that it allows LEC to obtain a 30% interest in the Asphalt Ridge Leases and requires LEC to pay certain equity compensation to HSO.

The Company and HSO further agreed that, to the extent LEC does not fully exercise the LEC Option, the Company has the right to acquire up to all 30% of the rights set forth in the LEC Option (or such lesser amount which LEC has not exercised), from HSO, for $3,000,000 cash.

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The exercise of the Asphalt Ridge Option is contingent, unless waived by the Company, upon the following: (a) HSO providing the Company the statements of revenues and direct operating expenses for the prior two years for the asset and the unaudited stub period for 2023, through the date of closing; (b) satisfactory due diligence review by the Company of HSO, the leases, the property and other information; (c) the negotiating of a mutually-acceptable joint operations agreement or other development and operations agreement(s) as agreed by the parties; and (d) HSO providing the Company an updated independent reserves report including proved undeveloped reserves (PUDs) and an estimate of gross valuation and discounted net present values, and indicating best estimate original oil-in-place (OOIP) volumes and gross (100%) contingent oil resources, as of a date no earlier than August 31, 2023, for discoveries located in Northwest Asphalt Ridge, Uinta Basin, Utah.

Loan from Chief Executive Officer

On March 26, 2024, the Company borrowed $125,000 from its Chief Executive Officer, Michael L. Peterson (the “Peterson Loan”), in connection with which the Company delivered to Mr. Peterson an Unsecured Subordinated Promissory Note in the principal amount of $125,000 (the “Peterson Note”). The Note is payable on or before September 26, 2024 (the “Peterson Note Maturity Date”), upon which date the principal balance and interest accruable at a rate of 10% per annum is due and payable to Mr. Peterson by the Company. The Company may prepay the Peterson Note at any time prior to the Peterson Note Maturity Date, in whole or in part, without premium or penalty. The Company is also required to prepay the Peterson Note, in full, prior to the Peterson Note Maturity Date from the proceeds of any equity or debt financing received by the Company of at least $1,000,000. As additional consideration for the Peterson Loan, the Company accelerated the vesting of 1,000,000 shares of restricted stock awarded to Mr. Peterson under the Company’s 2022 Equity Incentive Plan. The Peterson Note also provides for acceleration of payment of the outstanding principal balance and all accrued and unpaid interest in the case of an Event of Default (as such term is defined in the Peterson Note), where there is either a payment default or a bankruptcy event.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted under the NRS, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Description of Our Securities-Limitations on Liability and Indemnification Matters.”

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DESCRIPTION OF OUR SECURITIES

The following description summarizes important terms of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Our authorized capital stock consists of 490,000,000 shares of Common Stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of April 8, 2024, there were 47,228,616 shares of our Common Stock, held by approximately 33 stockholders of record. No shares of our preferred stock are designated, issued or outstanding.

Common Stock

As of April 8, 2024, there were 47,228,616 shares of common stock outstanding. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our Restated Bylaws provide that any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors. Holders of our common stock do not have preemptive rights to purchase shares in any future issuance of our common stock. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote can elect all directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding shares of our common stock are fully paid and nonassessable, and any shares of our common stock to be sold pursuant to this prospectus will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption, or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Description of Securities Included in this Offering

Pre-Funded Warrants

We are offering to each purchaser whose purchase of shares of common stock in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Pre-Funded Warrants, in lieu of shares of common stock that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of shares of common stock we are offering will be decreased on a one-for-one basis.

We are also registering the shares of common stock issuable from time to time upon exercise of the Pre-Funded Warrants offered hereby.

The following summary of certain terms and provisions of the Pre-Funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Pre-Funded Warrant which is filed as an exhibit to the Registration Statement. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant.

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Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the Pre-Funded Warrants, under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the Pre-Funded Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Pre-Funded Warrant. We may be required to pay certain amounts as liquidated damages as specified in the Pre-Funded Warrants in the event we do not deliver shares of common stock upon exercise of any of the Pre-Funded Warrants within the time periods specified in the Pre-Funded Warrants. No fractional shares of common stock will be issued in connection with the exercise of a Pre-Funded Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-Funded Warrants is $0.0001 per share. The exercise price and number of shares of common stock issuable on exercise are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

Warrant Agent. The Pre-Funded Warrants are expected to be issued in registered form under a warrant agreement between VStock Transfer, LLC, as warrant agent, and us. The Pre-Funded Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of our shares of common stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Pre-Funded Warrant. Holders of Pre-Funded Warrants have the right to participate in dividends and certain distributions as specified in the Pre-Funded Warrants.

Governing Law. The Pre-Funded Warrants and warrant agreement are governed by New York law.

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Description of Other Outstanding Securities of the Company

Preferred Stock

Under our amended and restated certificate of incorporation our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests, including transactions that provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability of our board of directors, without action by our stockholders, to issue up to shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our amended and restated certificate of incorporation provides that a special meeting of stockholders may be called only by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors of a committee of our board of directors.

Elimination of Stockholder Action by Written Consent. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent.

Staggered Board. Our board of directors is divided into three classes. The directors in each class will serve a three-year term, with one class being elected each year by our stockholders. For more information on our classified board, see “Management-Classified Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors. Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

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Stockholders Not Entitled to Cumulative Voting. Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Common Stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they choose.

Choice of Forum. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the “DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine. Under our amended and restated certificate of incorporation, this exclusive form provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the exclusive forum provision in our amended and restated certificate of incorporation would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or the rules and regulations thereunder. In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Our amended and restated certificate of incorporation provides that any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions. The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, and our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

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Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits our directors’ liability to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or our stockholders;
●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	unlawful payment of dividends or unlawful stock repurchases or redemptions; or
●	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law and that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

We also entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by such persons in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the limitation of liability and indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which will be filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

Our Common Stock is listed on the NYSE American (“NYSE American”) under the symbol “TPET.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.

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PLAN OF DISTRIBUTION

We are offering up to 46,666,667 shares of common stock, based on an assumed public offering price of $[0.15 per share, which was the reported closing price of our common stock on the NYSE American on April 2, 2024, for gross proceeds of up to approximately $7.0 million before deduction of placement agent commissions and offering expenses, in a best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Pursuant to a placement agency agreement (the “Placement Agency Agreement”), dated as of [ ], 2024, we have engaged Spartan Capital Securities, LLC to act as our exclusive placement agent (“Spartan” or the “Placement Agent”) to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. We will enter into a securities purchase agreement directly with the investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The Placement Agency Agreement provides that the Placement Agent’s obligations are subject to conditions contained in the Placement Agency Agreement .

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect that investors in this offering may enter into an agreement, substantially in the form of the securities purchase agreement attached hereto as Exhibit 10.46 (the “Form of Securities Purchase Agreement”), with the Company to purchase shares of common stock or Pre-Funded Warrants, or a combination of both securities, to participate in the offering. We expect to deliver the securities being offered pursuant to this prospectus on or about [ ], 2024. The Form of Securities Purchase Agreement is attached hereto as Exhibit 10.46 and is incorporated herein by reference.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee equal to 5% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. Pursuant to the Placement Agency Agreement, we will agree to reimburse the Placement Agent a maximum of $85,000 for reasonable out-of-pocket accountable expenses including “road show”, diligence, escrow agent or clearing agent fees up to $10,000 and reasonable documented legal fees and disbursements for one legal counsel. The Placement Agency Agreement, however, will provide that in the event this offering is terminated, the Placement Agent will only be entitled to the reimbursement of out-of-pocket accountable expenses actually incurred in accordance with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110(f)(2)(C). Additionally, we will reimburse the Placement Agent one-half of one percent (.5%) of the gross proceeds of the offering for non-accountable expenses.

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Placement agent fees (5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the Placement Agent commission, will be approximately $[●], all of which are payable by us. This figure does not include, among other things, the Placement Agent’s fees and expenses (including the legal fees, costs and expenses for the Placement Agent’s legal counsel) up to $85,000.

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Right of First Refusal

Upon the closing of this public offering, for a period of six (6) months following the closing, we will grant the Placement Agent the right of first refusal to act as exclusive financial advisor, sole book-running manager, sole underwriter, and/or sole Placement Agent, at the Placement Agent’s sole discretion, with certain exceptions and as applicable, as provided in the Placement Agency Agreement, for each and every future acquisition or disposition of business units or securities, exchange or tender offer, merger, recapitalization, reorganization, or similar transaction, or any public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such six (6) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to the Placement Agent for such Subject Transactions. The Placement Agent shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in the Subject Transactions and the economic terms of such participation. This right of first refusal will not apply in the event the Placement Agent is terminated for cause.

Tail Financing

Subject to certain exceptions, the Placement Agent shall be entitled to a cash fee equal to five percent (5.0%) of the gross proceeds received by the Company from an investment made by any investor actually introduced by the Placement Agent to the Company during the six (6) month period after March 12, 2024 (a “Tail Financing”), and such Tail Financing is consummated at any time during the twelve (12) month period after termination of the Placement Agent’s engagement or the closing of this offering, as applicable.

Lock-Up

The Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agent, it will not, for a period of 180 days after the date of the Placement Agency Agreement, other than certain exempt issuances, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

The directors and executive officers of the Company and each of the holders of 5% or more of the Company’s common stock will not until the date that is one hundred and eighty (180) days after the date of this prospectus, subject to certain customary exceptions, directly or indirectly, (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of (each a “Transfer”) any shares of common stock, any unit, any warrant to purchase shares of common stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, common stock or any other equity security of the Company (each a “Relevant Security”), or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act, and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, with respect to the undersigned’s holdings, or otherwise publicly disclose the intention to do so.

The foregoing description of the compensation arrangements between the Company and the Placement Agent are set forth in the Placement Agency Agreement, and is qualified in its entirety by reference to the Placement Agency Agreement, a copy of which is attached hereto as Exhibit 1.1 and which is incorporated herein by reference.

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Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The actual offering price of the securities we are offering, and the exercise price of the Pre-Funded Warrants that we are offering, were negotiated between us, the Placement Agent and the investors in the offering based on the trading of our shares of common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the Pre-Funded Warrants that we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as Placement Agent and should not be relied upon by investors.

Other Activities and Certain Relationships

The Placement Agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

On July 28, 2022, the Company entered into an agreement with the Placement Agent whereby the Placement Agent agreed to serve as the exclusive agent, advisor or underwriter in any offering of securities of the Company for a one-year term. The agreement provided for a $25,000 non-refundable advance upon execution of the agreement and completion of a bridge offering to be credited against the accountable expenses incurred by the Placement Agent upon successful completion of the Company’s initial public offering (“IPO”), a cash fee or an underwriter discount of 7.5% of the aggregate proceeds raised in the IPO, warrants to purchase a number of common shares equal to 5% of the aggregate number of common shares placed in the IPO, an expense allowance of up to $150,000 for fees and expenses of legal counsel and other out-of-pocket expenses and 1% of the gross proceeds of the IPO to the Placement Agent for non-accountable expenses. The agreement also provided for an option to the Placement Agent, exercisable within 45 days after the closing of the IPO, to purchase up to an additional 15% of the total number of securities offered by the Company in the IPO.

On April 20, 2023, pursuant to the agreement above, the Company issued representative warrants to the Placement Agent to purchase up to an aggregate of 100,000 shares of common stock, which warrants have a five-year term with an exercise price of $3.30.

On October 4, 2023, the Company entered into placement agent agreement with the Placement Agent, for the Placement Agent to serve as the exclusive placement agent in connection with the closing of the private placement of convertible notes issued pursuant to a securities purchase agreement entered into with an investor on October 4, 2023 (the “October 2023 SPA”). The applicable agreements provide the Placement Agent with i) a cash fee 7.5% of the aggregate proceeds raised in the sale and ii) warrants to purchase a number of common shares equal to 5% of the number of common shares initially issuable upon conversion of each convertible note issued to the investor under the October 2023 SPA. Warrants to purchase 83,333 and 55,000 common shares with exercise prices of $1.32 and $0.55, representing the first and second tranche notes issued to investors under the October 2023 SPA, respectively, were issued to the Placement Agent as of January 31, 2024. Such warrants may be exercised beginning 6 months after issuance until four- and one-half years thereafter.

In January 2024, in connection with the second closing of the October 2023 SPA, the Company paid the Placement Agent a cash fee equal to 7.5% of the gross proceeds from the sale of the securities sold at the second closing, and issued to the Placement Agent warrants to purchase up to 5% of the number of shares of common stock initially issuable upon the conversion of the second tranche note under the October 2023 SPA, equaling 55,000 shares of common stock, at an exercise price of $0.55 per share, exercisable beginning six months after issuance until four and one-half years thereafter.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income tax considerations that may be associated with the purchase, ownership, and disposition of our common shares and the Pre-Funded Warrants (which we refer to collectively as our securities) and the exercise or lapse of such Pre-Funded Warrants by U.S. holders (as defined below) and non-U.S. holders (as defined below). This summary is not intended to be a complete summary of the U.S. federal income tax consequences to purchasers of our securities, and does not discuss any state, local or other tax consequences, of an investment in our company. Moreover, this summary deals only with securities that are held as capital assets by holders who acquire our securities in this offering or by exercising a Pre-Funded Warrant that was acquired in this offering. The discussion does not discuss all of the U.S. federal income tax consequences that may be relevant to a potential investor in our company in light of such investor’s particular circumstances or to investors subject to special rules, such as brokers and dealers in securities, certain financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our securities as part of a hedging, integrated, or conversion transaction or a straddle, or as part of any other risk reduction transaction, traders in securities that elect to use a mark-to-market method of accounting for their holdings, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, persons who hold directly or constructively at least 5% of our shares, or persons liable for the alternative minimum tax or the net investment income tax. This summary does not address any tax law other than the U.S. federal income tax law, including any estate tax law or any foreign, state or local income tax law.

Each potential investor is urged and expected to consult his, her or its own tax advisors prior to acquiring any of our securities to discuss his, her or its own tax and financial situation, including the application and effect of U.S. federal, state, local, and other tax laws and any possible changes in the tax laws that may occur after the date of this prospectus. This section is not to be construed as tax advice or as a substitute for careful tax planning.

The discussion herein is based on existing law as contained in the Code, currently applicable Treasury Regulations thereunder, or the Regulations, administrative rulings and court decisions as of the date of this prospectus, all of which are subject to change by legislative, judicial and administrative action, which change may in any given instance have a retroactive effect. No rulings have been or will be requested from the IRS or any other taxing authority concerning any of the tax matters discussed herein. Furthermore, no statutory, administrative, or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of our securities or instruments similar to our securities. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described in this summary. The IRS or a court may disagree with the following discussion or with any of the positions taken by us for U.S. federal income tax reporting purposes, including the positions taken with respect to, for example, the classification of our company as a partnership. A different treatment of our securities or our company from that described below could adversely affect the amount, timing, character, and manner for reporting of income, gain, or loss in respect of an investment in our securities.

As used herein, the term “U.S. holder” means a beneficial owner of our securities that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is includible in its gross income for U.S. federal income tax purposes, regardless of its source, (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) a U.S. state, a local government or any instrumentality thereof.

As used herein, the term “non-U.S. holder” means any beneficial owner of our securities (other than a partnership or other entity treated as a partnership) that is not a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds securities of our company, the U.S. tax treatment of any partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or similarly treated entity) that acquires, holds, or sells our securities, we urge you to consult your own tax adviser, as to the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of securities, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

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Status of our Company

Pursuant to current law, and subject to the discussion of “publicly traded partnerships” herein, our company expects to be classified as a partnership for U.S. federal income tax purposes, and, accordingly, expects that no U.S. federal income tax will be payable by it as an entity. Instead, each holder of our shares will be required to take into account his, her or its distributive share of the items of income, gain, loss, deduction, credit and tax preferences of our company.

If our company were not classified as a partnership and, instead, were to be classified as an association taxable as a corporation for U.S. federal income tax purposes, our company would be subject to federal income tax on its taxable income at the regular corporate tax rate (currently 21%), which would reduce the amount of cash available for distribution to the shareholders. In that event, the holders of our shares would not be entitled to take into account their distributive shares of our company’s losses or deductions in computing their taxable income. Nor would they be subject to tax on their respective shares of our company’s income or gains. Distributions to a holder would be treated as (i) dividends to the extent of our company’s current or accumulated earnings and profits, (ii) a return of capital to the extent of each holder’s adjusted basis in his, her or its shares, and (iii) gain from the sale or exchange of property to the extent that any remaining distribution exceeds the holder’s adjusted basis in his, her or its shares. Overall, treatment of our company as an association taxable as a corporation may substantially reduce the anticipated benefits of an investment in our company.

Given the number of shareholders we have, and because our shares are listed on NYSE American, we believe that our company will be regarded as a publicly traded partnership. Under U.S. federal income tax law, a publicly traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership will be treated as a partnership, however, and not as a corporation, for U.S. federal income tax purposes, so long as 90% or more of its gross income for each taxable year in which it is publicly traded constitutes “qualifying income,” within the meaning of section 7704(d) of the Code, and it is not required to register under the Investment Company Act. Qualifying income generally includes dividends, interest (other than interest derived in the conduct of a lending or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person), certain real property rents, certain gain from the sale or other disposition of real property, gains from the sale of shares or debt instruments which are held as capital assets, and certain other forms of “passive-type” income. Our company expects to realize sufficient qualifying income to satisfy the qualifying income exception. Our company also expects that we will not be required to register under the Investment Company Act.

There can be no assurance that the IRS would not prevail in asserting that our company should be treated as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. No ruling has been or will be sought from the IRS, and the IRS has made no determination as to the status of our company for U.S. federal income tax purposes or whether our company will have sufficient qualifying income under Section 7704(d) of the Code. Whether our company will continue to meet the qualifying income exception is dependent on our company’s continuing activities and the nature of the income generated by those activities. We intend to take the position that any loans we make to any of our subsidiaries are not being made as part of a lending business we conduct. There can be no assurance the IRS will not successfully challenge any such position. We also intend to take the position that we will not otherwise be directly engaged in any trade or business for U.S. federal income tax purposes, but again there can be no assurance that this position will not be challenged by the IRS. This discussion assumes we are not, and will not be, engaged in any trade or business (including a lending business) for U.S. federal income tax purposes. In addition, whether offsetting management services agreements (if any) between our manager and the operating businesses may give rise to management fee income to our company is not clear. In any event, our company’s board of directors intends to cause our company to conduct its activities in such manner as is necessary for our company to continue to meet the qualifying income exception.

If at the end of any year in which we would be considered to be a publicly traded partnership, our company fails to meet the qualifying income exception, our company may still qualify as a partnership for federal income tax purposes if our company is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure to meet the qualifying income exception is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) our company and each of the holders of our shares (during the failure period) agree to make such adjustments or to pay such amounts as are required by the IRS. The remainder of this discussion of the material U.S. federal income tax considerations assumes we would not be classified as a publicly traded partnership treated as a corporation.

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If in any year in which we would be considered to be a publicly traded partnership, our company fails to satisfy the qualifying income exception in a particular taxable year (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure) or is required to register under the Investment Company Act, our company will be treated as if it had (i) transferred all of its assets, subject to its liabilities, to a newly-formed corporation on the first day of that year in which it fails to satisfy the exception, in return for stock in that corporation, and (ii) then distributed that stock to the holders in liquidation of their shares in our company. This contribution and liquidation should be tax-free to holders and our company so long as our company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, our company would be classified as a corporation for U.S. federal income tax purposes.

The balance of this discussion assumes that our company is not engaged in a trade or business, and that it will be treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to Both U.S. Holders and Non-U.S. Holders

Tax Characterization of the Pre-Funded Warrants

Although the matter is not entirely free from doubt, a Pre-Funded Warrant should be treated as a common share for U.S. federal income tax purposes, and a holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of common shares, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the common share received. Similarly, the tax basis of the Pre-Funded Warrant should carry over to the common share received upon exercise, increased by the exercise price of $0.01 per share. If the Pre-Funded Warrant is treated as a partnership interest, it is possible that the holder of such Pre-Funded Warrant may be allocated income or gains with respect to such Pre-Funded Warrants and would otherwise be treated as a partner in our company for U.S. federal income tax purposes, with the tax consequences as described below, but such Pre-Funded Warrant holder would not be entitled to any distributions from our company with respect to such income or gain. Each holder should consult his, her or its tax advisor regarding the risks associated with the acquisition of Pre-Funded Warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes and the discussion below, to the extent it pertains to common shares, is generally intended to also pertain to Pre-Funded Warrants.

Tax Treatment of Our Company

On the basis that our company is properly classified as a partnership, our company itself will not be subject to U.S. federal income tax (except as may be imposed as a result of certain audit adjustments, as contemplated by the partnership audit rules) although it will file an annual partnership information return with the IRS. The information return will report the results of our company’s activities and will contain schedules reflecting allocations of profits or losses (and items thereof) to members of our company, that is, to the shareholders. In addition, to meet the terms of certain recordkeeping requirements under the Code, our company must annually obtain from each shareholder the names and addresses of any and all ultimate beneficial owners of our company shares and, to the extent a shareholder is not, in whole or in part, the ultimate beneficial owner, such ultimate beneficial owner’s direct or indirect fractional ownership share in our company, and the amount of any distribution(s) received by such ultimate beneficial owner by reason of his, her or its direct or indirect fractional ownership share in our company.

Tax Treatment of Company Income to Holders

Each partner of a partnership is required to report on his, her or its income tax return his, her or its share of items of income, gain, loss, deduction and credit of the partnership without regard to whether cash distributions are received. Each holder will be required to report on his, her or its tax return his, her or its allocable share of company income, gain, loss, deduction and credit for our company’s taxable year that ends with or within the holder’s taxable year. Each item of company income, gain, loss, deduction or credit will generally have the same character (e.g., capital or ordinary) as it would if the holder had recognized the item directly. Thus, holders of our shares may be required to report taxable income without a corresponding current receipt of cash if our company were to recognize taxable income and not make cash distributions to the shareholders.

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Allocation of Company Profits and Losses

The determination of a holder’s distributive share of any item of income, gain, loss, deduction, or credit of a partnership is governed by the operating agreement, provided that the allocation has “substantial economic effect” or reflects the “partners’ interests in the partnership.” Subject to the discussion below, it is intended that the allocations under the operating agreement should have “substantial economic effect” or be respected as reflecting the “partners’ interests in the partnership.” Whether an allocation is considered to reflect the partners’ interests in the partnership is a facts and circumstances analysis of the underlying economic arrangement.

In general, under the operating agreement, items of ordinary income and loss will be allocated among the holders of our shares and our manager on the basis of their relative rights to receive distributions from our company. If the IRS were to prevail in challenging the allocations provided by the operating agreement, the amount of income or loss allocated to holders for U.S. federal income tax purposes could be increased or reduced or the character of the income or loss could be modified.

The U.S. federal income tax rules that apply to partnership allocations are complex, and their application, particularly to publicly traded partnerships, is not always clear. Our company will apply certain conventions and assumptions intended to achieve general compliance with the intent of these rules, and to report items of income and loss in a manner that generally reflects each holder’s economic gains and losses; however, these conventions and assumptions may not be considered to comply with all aspects of U.S. federal income tax law. It is, therefore, possible that the IRS will prevail in asserting that certain of the allocations, conventions or assumptions are not acceptable, and may require items of company income, gain, loss, deduction or credit to be reallocated in a manner that could be adverse to a holder of our shares.

Treatment of Distributions

Distributions of cash (or in certain cases, marketable securities) made by our company to the shareholders will generally not be taxable to a shareholder to the extent that the amount of cash (or the value of such marketable securities) distributed to the shareholder does not exceed such shareholder’s adjusted tax basis in his, her or its common shares (determined as described in the discussions regarding common shares purchased in this offering and common shares acquired through exercise of Pre-Funded Warrants) immediately before the distribution. To the extent that a shareholder receives an amount of cash in excess of his, her or its adjusted tax basis (or in certain cases marketable securities with a value in excess of such basis), with such basis determined immediately before the distribution, that shareholder will recognize gain equal to such excess (see the section entitled “-Disposition of Securities” below). Such distributions of cash or marketable securities will reduce the tax basis of the shares held by a shareholder receiving such a distribution by the amount of such cash or the value of such marketable securities, as the case may be.

Tax Basis in Pre-Funded Warrants and Common Shares

The holder’s initial tax basis in a common share received upon exercise of a Pre-Funded Warrant generally will be an amount equal to the sum of (i) the holder’s initial investment in the Pre-Funded Warrant, (ii) the exercise price of the Pre-Funded Warrant and (iii) the holder’s share of our liabilities at the time of exercise. Notwithstanding the forgoing, the resulting initial tax basis of a common share that arises on the exercise of a Pre-Funded Warrant by a holder of Pre-Funded Warrants who also holds common shares will be added to the overall tax basis of the U.S. holder in all of his or her common shares, because a holder of partnership interests is deemed to have a “unified basis” in all of his or her partnership interests (in this case, common shares), without the ability to specifically identify the tax basis that might otherwise be attributable to a particular common share, for example.

A holder’s initial tax basis in his, her or its shares acquired in this offering will generally be equal to the purchase price plus such holder’s share of our company’s liabilities at the time of his, her or its purchase of the shares. A holder’s tax basis in his, her or its common shares will be increased from time to time by (a) the holder’s share of our company’s taxable income, including capital gain, (b) the holder’s share of our company’s income, if any, that is exempt from tax, (c) any increase in the holder’s share of our company’s liabilities, and (d) any additional capital contributions by such holder to our company. A holder’s tax basis in his, her or its common shares will generally be decreased from time to time (but not below zero) by (a) the amount of any cash and the adjusted basis of any property distributed (or deemed distributed) to the holder, (b) the holder’s share of our company’s losses and deductions, (c) the holder’s share of our company’s expenditures that are neither deductible nor properly chargeable to a capital account, and (d) any decrease in the holder’s share of our company’s liabilities. As described above, a Pre-Funded Warrant is likely to be treated as the equivalent of a common share for U.S. federal income tax purposes, but the exercise of a Pre-Funded Warrant by payment of the exercise price should still increase the holder’s basis in the resulting common shares by the amount of the exercise price.

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Holding Period

A holder’s holding period for the common shares purchased this offering will begin on the day after the date of such purchase. The holding period for a common share acquired through the exercise of a Pre-Funded Warrant should begin on the day after the date of exercise of such Pre-Funded Warrant by such holder.

Exercise or Lapse of a Pre-Funded Warrant

The payment of cash by a U.S. holder or non-U.S. holder upon the exercise of a Pre-Funded Warrant in exchange for the one common share underlying such Pre-Funded Warrant should not result in the recognition of gain or loss to such exercising Pre-Funded Warrant holder. However, under applicable Treasury Regulations, the exercise of such Pre-Funded Warrant may result in adjustments to the capital accounts of the members of our company and/or the allocation of gross taxable income to the Pre-Funded Warrant holder, attributable to the difference between the value of the common share underlying each exercised Pre-Funded Warrant on the date of exercise and such Pre-Funded Warrant’s exercise price. Any adjustments or allocations of gross income required by these regulations may result in adverse or unexpected tax consequences to the holder of the exercised Pre-Funded Warrant or the other holders of common shares. In general, a U.S. holder’s or non-U.S. holder’s initial tax basis in the common share received on the exercise of a Pre-Funded Warrant should be equal to the sum of (a) such U.S. holder’s or non-U.S. holder’s tax basis in such Pre-Funded Warrant plus (b) the exercise price paid by such U.S. holder or non-U.S. holder on the exercise of such Pre-Funded Warrant. On the basis that ownership of a Pre-Funded Warrant is treated as equivalent to the ownership of a common share (as discussed above under “-Tax Characterization of Pre-Funded Warrants”), the holding period for the common shares acquired upon exercise of the Pre-Funded Warrant should be unaffected by the exercise and should begin when the holder first acquired the Pre-Funded Warrant. In general, if a Pre-Funded Warrant is allowed to lapse unexercised, a U.S. holder or non-U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Pre-Funded Warrant.

Tax Considerations for U.S. Holders

Tax Treatment of Company Income to U.S. Holders

Our company’s taxable income is expected to consist principally of interest income, capital gains and dividends from our C corporation subsidiaries. Interest income will be earned upon the funds loaned by our company (if any) to the operating subsidiaries and from temporary investments of our company and will be taxable to the holders at ordinary income rates. Long-term capital gains will be reported upon the sale of capital assets by our company held for more than one year, and short-term capital gains will be reported upon the sale of capital assets by our company held for one year or less. Under current law, long-term capital gains allocated to non-corporate U.S. holders may qualify for a reduced rate of tax. Capital gains allocated to corporate U.S. holders will be taxed at ordinary income tax rates. Any dividends received by our company from its domestic corporate holdings may constitute qualified dividend income in the hands of certain non-corporate U.S. holders, which will, under current law, qualify for a reduced rate of tax provided various technical requirements are satisfied. Any dividends received by our company that do not constitute qualified dividend income will be taxed to U.S. holders at the tax rates generally applicable to ordinary income. Dividend income of our company from its domestic operating subsidiaries that is allocated to corporate holders of our shares may qualify for a dividends-received deduction, provided ownership thresholds and certain other requirements are met.

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Disposition of Securities

Upon the transfer of securities by a U.S. holder in a sale or other taxable disposition, the holder will generally recognize gain or loss equal to the difference between (i) the proceeds realized on such sale (plus, in the case of a disposition of common shares, the U.S. holder’s share of company liabilities allocable to such common shares) and (ii) such holder’s adjusted tax basis in the securities sold (as described in “-Tax Considerations Applicable to Both U.S. Holders and Non-U.S. Holders -Tax Basis in Pre-Funded Warrants and Common Shares”). Such gain or loss recognized on the sale of securities by a non-corporate U.S. holder who has held such securities for more than 12 months will be taxable as long-term capital gain or loss, except that in the case of gains attributable to taxable dispositions of common shares, the portion of the selling shareholder’s gain allocable to (or amount realized, in excess of tax basis, attributable to) “inventory items” and “unrealized receivables” of the company as defined in Section 751 of the Code will be treated as ordinary income. Capital gain or loss of non-corporate U.S. holders where the securities sold are considered held for 12 months or less is taxable as short-term capital gain or loss. Short-term capital gain is generally subject to U.S. federal income tax at ordinary income tax rates. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of common shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income. Non-corporate U.S. holders may carry excess capital losses forward indefinitely until the loss is fully absorbed or deducted. Corporate U.S. holders may carry capital losses back three years and forward five years. Capital losses may be subject to various other limitations under the Code, and U.S. holders are urged to consult their tax advisors regarding the deductibility of any particular loss in their circumstances.

If a U.S. holder acquires company shares at different prices and sells less than all of his, her or its shares, the holder will not be entitled to specify particular shares as having been sold (as it could do if our company were a corporation). Rather, the holder should determine his, her or its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of his, her or its “unified basis” in his, her or its shares sold.

A U.S. holder selling shares in our company is urged to consult the holder’s tax advisor to determine the proper application of these rules in light of the holder’s particular circumstances.

Treatment of Loans

A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of share may be considered to have disposed of those shares. In such case, the holder would no longer be regarded as a beneficial owner of those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan (i) company income, gain, loss, deduction or other items with respect to those shares would not be includible or reportable by the holder, and (ii) cash distributions received by the holder with respect to those shares could be fully taxable, likely as ordinary income. A holder intending to participate in any such transaction is urged to consult with his, her or its tax adviser.

Limitations on Interest Deductions

The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of such holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares of our company. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive activity loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income taxable at long-term capital gains rates is excluded from net investment income unless the holder elects to pay tax on such gain or dividend income at ordinary income rates.

Limitations on Deductibility of Losses; Management Fees and Other Expenses

A U.S. holder’s ability to deduct for U.S. federal income tax purposes his, her or its distributive share of any company losses or expenses will be limited to the lesser of (i) the adjusted tax basis in such holder’s shares, or (ii) in the case of a holder that is an individual or a closely-held corporation (a corporation where more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), the amount which the holder is considered to be “at risk” with respect to certain activities of our company. In general, the amount “at risk” includes the holder’s actual amount paid for the shares and any share of company debt that constitutes “qualified nonrecourse financing.” The amount “at risk” excludes any amount the holder borrows to acquire or hold his, her or its shares if the lender of such borrowed funds owns shares or can look only to the borrower’s shares for repayment. Losses in excess of the amount at risk must be deferred until years in which our company generates taxable income against which to offset such losses. The deductibility of losses may be further limited by U.S. federal income tax law, and U.S. holders should discuss such limitations with their own tax advisors.

102

Our company will pay a management fee (and possibly certain transaction fees) to our manager. Our company will also pay certain costs and expenses incurred in connection with activities of our manager. Our company intends to deduct such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible. It is expected that such fees and other expenses will generally constitute miscellaneous itemized deductions for non-corporate U.S. holders of our shares. Under current law in effect for taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate U.S. holders may not deduct any such miscellaneous itemized deductions for federal income tax purposes. A non-corporate U.S. holder’s inability to deduct such items could result in such holder reporting as his, her or its share of company taxable income an amount that exceeds any cash actually distributed to such U.S. holder for the year. Corporate U.S. holders of our shares generally will be able to deduct these fees, costs and expenses in accordance with applicable U.S. federal income tax law.

Non-U.S. Holders

Taxation of Income or Gains Allocated to Non-U.S. Holders

Subject to the discussion below, a non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of our company’s income or gains, provided that such income or gain is not considered to be effectively connected with the conduct of a trade or business within the United States. If the income or gain from our company is treated as effectively connected with a U.S. trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then a non-U.S. holder’s share of any company income (and possibly gain realized upon the sale or exchange of our shares, as discussed below) will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations, and such non-U.S. holder will be subject to tax return filing requirements in the U.S. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on such effectively connected income. We intend to take the position that, except to the extent as may be required by law for income or gain attributable to “U.S. real property interests” as described below, our company will not be engaged in a U.S. trade or business for these purposes and our income will not be effectively connected with any such U.S. trade or business. However, there can be no assurance that the IRS will not successfully challenge this position. The balance of this discussion assumes that our company will not be engaged in a U.S. trade or business.

While generally not subject to U.S. federal income tax as discussed above, a non-U.S. holder would be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an applicable income tax treaty) in respect of such holder’s distributive share of dividends, interest, and other fixed or determinable annual or periodical income from sources within the United States realized by our company that are not effectively connected with the conduct of a U.S. trade or business. Amounts withheld on behalf of a non-U.S. holder will be treated as being distributed to such non-U.S. holder.

Non-U.S. holders will be required to timely and accurately complete an applicable IRS Form W-8 (or other applicable form) and provide such form to our company for withholding tax purposes. Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our company.

Taxation of Distributions Received by Non-U.S. Holders

In general, the tax consequences of the receipt of distributions of cash from us to a non-U.S. holder will be the same as set forth above under “-Tax Considerations Applicable to Both U.S. Holders and Non-U.S. Holders-Treatment of Distributions,” except that any taxable gain that arises as a result of such distributions and that are attributable to “U.S. real property interests” (as defined below) will generally be taxed as described below under “-Taxation of Gains From Sales or Other Taxable Distributions of U.S. Real Property Interests.”

103

Disposition of Shares

Upon the sale or other taxable disposition of shares, a non-U.S. holder will recognize a capital gain or loss for U.S. tax purposes only if the gain or loss is (i) effectively connected with the conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. Holder maintains a permanent establishment in the United States to which such gain or loss is attributable) or (ii) treated as a gain or loss from sources within the United States and the non-U.S. Holder is present 183 days or more in the taxable year of disposition and certain other conditions are met.

Subject to some exceptions, a transferee of an interest in a partnership must withhold 10% of the amount realized on the disposition of an interest in a partnership if any portion of the gain (if any) on the disposition would be treated by a non-U.S. person as effectively connected with the conduct of a trade or business within the United States. A transfer can occur when a partnership distribution results in gain recognition. If the transferee fails to withhold any amount required to be withheld, the partnership must deduct and withhold from distributions to the transferee the amount the transferee failed to withhold (plus interest).

Taxation of Gains from Sales or Other Taxable Dispositions of U.S. Real Property Interests

In general, non-U.S. holders will be subject to U.S. withholding and federal income taxes on gains attributable to a taxable sale or other disposition (i) by our company of a “U.S. real property interest”, or USRPI, that are allocable to a non-U.S. holder, or (ii) by a non-U.S. holder of our shares (A) if the shares sold are USRPIs or (B) to the extent such gains are attributable to USRPIs we hold at the time of such disposition. Gains from taxable sales or other dispositions of USRPIs are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain. For this purpose, a USRPI includes an interest (other than solely as a creditor) in (i) certain U.S. real property, (ii) a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), and (iii) a partnership that holds USRPIs. We have made no determination as to whether any of our company’s investments will constitute a USRPI and there can be no assurance that we will not own or acquire USRPIs in the future.

Certain Other Considerations for Both U.S. Holders and Non-U.S. Holders

Tax Reporting by Our Company

Information returns will be filed by our company with the IRS, as required, with respect to income, gain, loss, deduction, credit and other items derived from our company’s activities. Our company will file a partnership return with the IRS and will use reasonable efforts to issue tax information that describes your allocable share of our income, gain, loss, deduction, and credit, including a Schedule K-1, to you (and to our manager) as promptly as possible. In preparing this information, our company will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, deduction, and credit. Delivery of this information by our company will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from an investment in which our company holds an interest. It is therefore possible that, in any taxable year, our shareholders will need to apply for extensions of time to file their tax returns. In addition, the IRS may prevail in asserting that certain of our reporting conventions are impermissible, which could result in an adjustment to your income or loss.

It is possible that our company may engage in transactions that subject our company and, potentially, the holders of common shares, to other information reporting requirements with respect to an investment in our company. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

Audits and Adjustments to Tax Liability

A challenge by the IRS, such as in a tax audit, to the tax treatment by a partnership of any item generally must be conducted at the partnership, rather than at the partner, level. For tax years beginning after December 31, 2017, a partnership must designate a “partnership representative” to serve as the person to receive notices and to act on behalf of the partnership and the partners in the conduct of such a challenge or audit by the IRS. Our company has designated Ellery W. Roberts to be the partnership representative for tax years beginning after December 31, 2017, and we refer to Mr. Roberts in such capacity as the “partnership representative.”

104

Our partnership representative, who is required by the operating agreement to notify all holders of any U.S. federal income tax audit of our company, will have the authority under the operating agreement to conduct and respond to any IRS audit of our company’s tax returns or other tax-related administrative or judicial proceedings, and, if appropriate, to contest (including by pursuing litigation) any proposed adjustments by the IRS, and, if considered appropriate, to settle such proposed adjustments. A final determination of U.S. tax matters in any proceeding initiated or contested by the partnership representative will be binding on all holders of our shares who held their shares during the period under audit. The partnership representative will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items. In addition, in his capacity as the “partnership representative” the partnership representative will have significant authority under applicable law to bind our shareholders to audit adjustments applicable to the company and its shareholders. Moreover, in the case of an audit adjustment that results in an adjustment to items of partnership income, gain, loss or deduction for any particular year, the IRS may assess an “imputed underpayment” amount against our company unless the company makes a valid election to have such imputed underpayment assessed against the relevant shareholders (or former shareholders) to which such assessment relates. We will not make a determination as to whether we will pay any imputed underpayment that may be assessed against us or whether we will make the election to have the imputed underpayment assessed against our shareholders or former shareholders until such time as any such assessment may occur.

A U.S. federal income tax audit of our company’s information return may result in an audit of the tax return of a holder of our shares, which, in turn, could result in adjustments to a holder’s items of income, gain, loss, deduction, and credit that are unrelated to our company as well as to company-related items. There can be no assurance that the IRS, upon an audit of an information return of our company or of an income tax return of a holder, might not take a position that differs from the treatment thereof by our company or by such holder, possibly resulting in a tax deficiency. A holder would also be liable for interest on any tax deficiency that resulted from any such adjustments. Potential holders should also recognize that they might be forced to incur legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Reportable Transaction Disclosure Rules

If our company were to engage in a “reportable transaction,” our company (and possibly others, including U.S. holders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with rules governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of a threshold amount computed without regard to offsetting gains or other income or limitations. An investment in our company may be considered a “reportable transaction” if, for example, we recognize significant losses in the future. In certain circumstances, a holder of our shares who disposes of all or part of the shares in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose his, her or its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly holders’ tax returns) would be audited by the IRS. Certain of these rules are currently unclear, and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if our company were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, holders may be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. Our company does not intend to engage in any reportable transaction. However, we urge U.S. holders to consult their tax advisers regarding the reportable transaction disclosure rules and the possible application of these rules to them.

105

Information Reporting Requirements and Related Withholding Taxes

Under the “backup withholding” rules, a holder of our shares may be subject to backup withholding (currently at the rate of 24%) with respect to any taxable income or gain attributable to such shares unless the holder:

●	is a corporation or qualifies for certain other exempt categories and, when required, certifies this fact; or

●	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder of our shares who does not provide us with a correct taxpayer identification number also may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the shareholder’s federal income tax liability if certain required information is furnished to the IRS. Investors should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Pursuant to U.S. federal legislation known as the Foreign Account Tax Compliance Act, or FATCA, we may be subject to additional information reporting and withholding obligation requirements with respect to any shareholder that is a “foreign financial institution,” or an FFI, or a “non-financial foreign entity,” or an NFFE, as each such term is defined by FATCA. In general, under these requirements, U.S. federal withholding tax at a 30% rate may apply to certain U.S. source income earned by us which is allocable to an FFI or NFFE unless (i) in the case of an FFI, such FFI registers with the IRS, and (ii) in the case of either an FFI or NFFE, such entities disclose the identity of their U.S. owners or account holders and annually report certain information about such accounts. This 30% withholding tax may also apply to taxable sales or other dispositions of our shares.

106

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. The placement agent is being represented by Manatt, Phelps & Phillips, LLP, Costa Mesa, California.

EXPERTS

The financial statements of the Company, as of and for the years ended October 31, 2023 and 2022 appearing in this prospectus have been audited by BF Borgers CPA PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of the Company to continue as a going concern as described in Note 3 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

KLS Petroleum Consulting LLC, Denver, Colorado, an independent third-party engineering firm, carried out a reserve analysis of the South Salinas Project that is documented in two reports that are attached hereto, being those reports entitled “Reserves Attributable to Trio Petroleum Corp South Salinas Area for Development Plan Phases 1 and 2” and “S. Salinas Area, Full Development Reserves Supplement to SEC Report Dated 1-28-2022”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge through the Internet. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also access these filings through our website at www.sintx.com.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement, along with our most recent annual report on Form 10-K, subsequent reports on Form 10-Q and current reports on Form 8-K, as well as other filings that we make with the SEC, are also available on our Internet website, www.sintx.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

107

FINANCIAL STATEMENTS

F-1

TRIO PETROLEUM CORP.

CONDENSED BALANCE SHEETS

	January 31, 2024	October 31, 2023
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$348,748	$1,561,924
Prepaid expenses and other receivables	127,120	133,417
Total current assets	475,868	1,695,341

Oil and gas properties - not subject to amortization	10,860,253	9,947,742
Total assets	$11,336,121	$11,643,083

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$561,687	$609,360
Asset retirement obligations – current	2,778	2,778
Convertible note, net of discounts	1,270,927	1,217,597
Due to operators	91,395	21,651
Total current liabilities	1,926,787	1,851,386

Long-term liabilities:
Payable to related party	320,000	-
Asset retirement obligations, net of current portion	49,008	48,313
	369,008	48,313
Total liabilities	2,295,795	1,899,699

Commitments and Contingencies (Note 7)

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; -0- shares issued and outstanding at January 31, 2024 and October 31, 2023, respectively	-	-

Common stock, $0.0001 par value; 490,000,000 shares authorized; 32,350,090 and 31,046,516 shares issued and outstanding as of January 31, 2024 and October 31, 2023, respectively	3,235	3,105
Stock subscription receivable	(10,010)	(10,010)
Additional paid-in capital	21,196,031	20,197,171
Accumulated deficit	(12,148,930)	(10,446,882)
Total stockholders’ equity	9,040,326	9,743,384

Total liabilities and stockholders’ equity	$11,336,121	$11,643,083

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-2

TRIO PETROLEUM CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended
	January 31,
	2024	2023
Revenue	$-	$-

Operating Expenses:
Exploration expense	84,594	-
General and administrative expenses	947,268	124,256
Stock-based compensation expense	407,618	40,757
Accretion expense	695	695
Total Operating Expenses	1,440,175	165,708

Loss From Operations	(1,440,175)	(165,708)
Other Expenses:
Interest expense	159,298	652,573
Loss on note conversion	92,153	-
Licenses and fees	10,422	-
Total other expenses	261,873	652,573

Loss before income taxes	(1,702,048)	(818,281)
Provision for income taxes	-	-

Net loss	$(1,702,048)	$(818,281)

Basic and Diluted Net Loss per Common Share
Basic	$(0.05)	$(0.05)
Diluted	$(0.05)	$(0.05)

Weighted Average Number of Common Shares
Basic	31,604,203	17,157,583
Diluted	31,604,203	17,157,583

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3

TRIO PETROLEUM CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	For the Three Months Ended January 31, 2024
	Common Stock		Stock Subscription	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at November 1, 2023	31,046,516	$3,105	$(10,010)	$20,197,171	$(10,446,882)	$9,743,384
Issuance of common stock in repayment of convertible note	1,103,574	110	-	344,572	-	344,682
Issuance of common stock for services	200,000	20	-	95,180	-	95,200
Issuance of equity warrants in connection with convertible note	-	-	-	151,490	-	151,490
Stock-based compensation	-	-	-	407,618	-	407,618
Net loss	-	-	-	-	(1,702,048)	(1,702,048)
Balance at January 31, 2024	32,350,090	$3,235	$(10,010)	$21,196,031	$(12,148,931)	$9,040,326

	For the Three Months Ended January 31, 2023
	Common Stock		Stock Subscription	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at November 1, 2022	16,972,800	$1,697	$(10,010)	$6,633,893	$(3,902,456)	$2,723,124
Issuance of common stock for cash, net	400,000	40	-	371,960	-	372,000
Stock-based compensation	-	-	-	40,757	-	40,757
Net loss	-	-	-	-	(818,281)	(818,281)
Balance at January 31, 2023	17,372,800	$1,737	$(10,010)	$7,046,610	$(4,720,737)	$2,317,600

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

TRIO PETROLEUM CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended January 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,702,048)	$(818,281)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of common stock for services	95,200	-
Issuance of equity warrants connected to convertible note	151,490	(13)
Accretion expense	695	695
Conversion of convertible note payments into common stock	344,682	-
Debt discounts – convertible note	(189,990)	-
Amortization of debt discounts	159,298	483,823
Stock-based compensation	407,618	40,757
Changes in operating assets and liabilities:
Prepaid expenses and other receivables	6,297	(193)
Accounts payable and accrued liabilities	(47,673)	75,746
Net cash used in operating activities	(774,431)	(217,466)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other capital expenditures for unproved oil and gas properties	(912,511)	-
Payable to related party	320,000	-
Due to operators	69,744	-
Net cash used in investing activities	(522,767)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	-	372,000
Payment of convertible note	(375,000)	-
Payment for debt issuance costs	(90,978)	-
Payment for deferred offering costs	-	(115,651)
Proceeds from convertible note	550,000	-
Net cash provided by financing activities	84,022	256,349

NET CHANGE IN CASH	(1,213,176)	38,883
Cash - Beginning of period	1,561,924	73,648
Cash - End of period	$348,748	$112,531

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Issuance of warrants	$151,490	$1,108,974
Issuance of RSUs	$-	$30

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-5

TRIO PETROLEUM CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2024

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

Company Organization

Trio Petroleum Corp. (“Trio Petroleum” or the “Company”) is an oil and gas exploration and development company headquartered in Danville, California, with operations in Monterey County, California and Uintah County, Utah. The Company was incorporated on July 19, 2021, under the laws of Delaware to acquire, fund and develop oil exploration and production assets, initially in California; it has no revenue-generating operations as of the date of this filing. The Company was formed to acquire Trio Petroleum LLC’s (“Trio LLC”) approximate 82.75% working interest, which was subsequently increased to an approximate 85.75% working interest, in the large, approximately 9,300-acre South Salinas Project located in Monterey, California, and subsequently partner with certain members of Trio LLC’s management team to develop and operate those assets.

Acquisition of South Salinas Project

On September 14, 2021, the Company entered into a Purchase and Sale Agreement (“Trio LLC PSA”) with Trio LLC to acquire an 82.75% working interest in the South Salinas Project; the working interest included the purchased percentage of the South Salinas Project’s leases, wells and inventory in exchange for $300,000 cash, a non-interest-bearing note payable of $3,700,000 due to Trio LLC on December 17, 2021 (see Note 6 and Note 9) and 4,900,000 shares of the Company’s $0.0001 par value common stock (see Note 5 and Note 10). At the time of the acquisition, this share issuance constituted 45% of the total number of issued shares of the Company. The Company accounted for the purchase as an asset acquisition, as prescribed in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 – Business Combinations. The assets and associated asset retirement obligations (“ARO”) were recorded based on relative fair value at the estimated fair value of the consideration paid (see Note 5). In April 2023, the Company purchased an additional 3% working interest in the South Salinas Project; see Note 5 for further information. As of January 31, 2024 and October 31, 2023, there were no proved reserves attributable to the approximate 9,300 acres of the property.

Initial Public Offering

The Company’s Registration Statement (Amendment No. 9) on Form S-1/A was filed with the SEC on March 24, 2023; its Initial Public Offering was declared effective on April 17, 2023 and closed on April 20, 2023 (collectively, the “Offering” or “IPO”). The Company sold 2,000,000 shares of its common stock for total gross proceeds of $6,000,000, which is described more fully in Note 4.

Additional Acquisitions - McCool Ranch Oil Field & Asphalt Ridge Leasehold

In October 2023, the Company entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project; the Company initially began refurbishment operations with respect to a water disposal well. After refurbishment was successfully accomplished, the Company restarted production operations on the assets (see Note 5 for further information). Additionally, in November 2023, the Company entered into a leasehold acquisition and development option agreement (“ARLO Agreement”) with Heavy Sweet Oil (“HSO”) for a 20% production share in HSO’s leases and 960-acre drilling and production program and an option for the exclusive right to acquire up to a 20% interest in the Asphalt Ridge leases. In December 2023, the Company amended the agreement and funded $200,000 in exchange for an immediate 2% interest in the leases; such funds are to be used for the building of roads and related infrastructure in furtherance of the development of the leases (see Note 5 for further information).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-6

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Amounts presented in the balance sheet as of October 31, 2023 are derived from our audited financial statements as of that date. The unaudited condensed financial statements as of and for the three month periods ended January 31, 2024 and 2023 have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the interim reporting rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report on Form 10-K filed with the SEC on January 29, 2024. In the opinion of management, all adjustments, consisting of normal recurring adjustments (unless otherwise indicated), necessary for a fair presentation of the financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transaction and disclosure of contingent assets and liabilities at the date of the financial statements, and the revenue and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Some of the more significant estimates required to be made by management include estimates of oil and natural gas reserves (when and if assigned) and related present value estimates of future net cash flows therefrom, the carrying value of oil and natural gas properties, accounts receivable, bad debt expense, ARO and the valuation of equity-based transactions. Accordingly, actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of January 31, 2024 and October 31, 2023.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid services which will be expensed as the services are provided within twelve months. As of January 31, 2024 and October 31, 2023, the balances of the prepaids account were $127,120 and $133,417, respectively.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense. As of January 31, 2024 and October 31, 2023, the Company recorded $90,978 and $350,320 in debt issuance costs, respectively.

F-7

Oil and Gas Assets and Exploration Costs – Successful Efforts

The Company is in the exploration stage and has not yet realized any revenues from its operations. It applies the successful efforts method of accounting for crude oil and natural gas properties. Under this method, exploration costs such as exploratory, geological, and geophysical costs, delay rentals and exploratory overhead are expensed as incurred. If an exploratory property provides evidence to justify potential development of reserves, drilling costs associated with the property are initially capitalized, or suspended, pending a determination as to whether a commercially sufficient quantity of proved reserves can be attributed to the area as a result of drilling. At the end of each quarter, management reviews the status of all suspended exploratory property costs considering ongoing exploration activities; in particular, whether the Company is making sufficient progress in its ongoing exploration and appraisal efforts. If management determines that future appraisal drilling or development activities are unlikely to occur, associated exploratory well costs are expensed.

Costs to acquire mineral interests in crude oil and/or natural gas properties, drill and equip exploratory wells that find proved reserves and drill and equip development wells are capitalized. Acquisition costs of unproved leaseholds are assessed for impairment during the holding period and transferred to proven crude oil and/or natural gas properties to the extent associated with successful exploration activities. Significant undeveloped leases are assessed individually for impairment, based on the Company’s current exploration plans, and a valuation allowance is provided if impairment is indicated. Capitalized costs from successful exploration and development activities associated with producing crude oil and/or natural gas leases, along with capitalized costs for support equipment and facilities, are amortized to expense using the unit-of-production method based on proved crude oil and/or natural gas reserves on a field-by-field basis, as estimated by qualified petroleum engineers. As of January 31, 2024 and October 31, 2023, all of the Company’s oil and gas properties were classified as unproved properties and were not subject to depreciation, depletion and amortization.

Unproved oil and natural gas properties

Unproved oil and natural gas properties have unproved lease acquisition costs, which are capitalized until the lease expires or otherwise until the Company specifically identifies a lease that will revert to the lessor, at which time the Company charges the associated unproved lease acquisition costs to exploration costs.

Unproved oil and natural gas properties are not subject to amortization and are assessed periodically for impairment on a property-by-property basis based on remaining lease terms, drilling results or future plans to develop acreage. All of the Company’s natural gas properties were classified as unproved as of January 31, 2024 and October 31, 2023; see further discussion in Note 5.

Impairment of Other Long-lived Assets

The Company reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of the asset by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposition. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and estimated fair value. With regards to oil and gas properties, this assessment applies to proved properties.

Asset Retirement Obligations

ARO consists of future plugging and abandonment expenses on oil and natural gas properties. In connection with the SSP acquisition described above, the Company acquired the plugging and abandonment liabilities associated with six non-producing wells. The fair value of the ARO was recorded as a liability in the period in which the wells were acquired with a corresponding increase in the carrying amount of oil and natural gas properties not subject to impairment. The Company plans to utilize the six wellbores acquired in the SSP acquisition in future exploration, production and/or disposal (i.e., disposal of produced water or CO2 by injection) activities. The liability is accreted for the change in its present value each period based on the expected dates that the wellbores will be required to be plugged and abandoned. The capitalized cost of ARO is included in oil and gas properties and is a component of oil and gas property costs for purposes of impairment and, if proved reserves are found, such capitalized costs will be depreciated using the units-of-production method. The asset and liability are adjusted for changes resulting from revisions to the timing or the amount of the original estimate when deemed necessary. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

F-8

Components of the changes in ARO are shown below:

ARO, ending balance – October 31, 2023	$51,091
Accretion expense	695
ARO, ending balance – January 31, 2024	51,786
Less: ARO – current	2,778
ARO, net of current portion – January 31, 2024	$49,008

Related Parties

Related parties are directly or indirectly related to the Company, through one or more intermediaries and are in control, controlled by, or under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. On September 14, 2021, the Company acquired an 82.75% working interest (which was subsequently increased to an 85.75% working interest as of April 2023) in the SSP from Trio LLC in exchange for cash, a note payable to Trio LLC and the issuance of 4.9 million shares of common stock. As of the date of the acquisition, Trio LLC owned 45% of the outstanding shares of the Company and was considered a related party. As of January 31, 2024 and October 31, 2023, Trio LLC owned less than 2% and 1%, respectively, of the outstanding shares of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely than not” that a deferred tax asset will not be realized. At January 31, 2024 and October 31, 2023, the Company’s net deferred tax asset has been fully reserved.

For uncertain tax positions that meet a “more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations when a determination is made that such expense is likely. The Company is subject to income tax examinations by major taxing authorities since inception.

Fair Value Measurements

The carrying values of financial instruments comprising cash and cash equivalents, payables, and notes payable-related party approximate fair values due to the short-term maturities of these instruments. The notes payable- related party is considered a level 3 measurement. As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This fair value measurement framework applies to both initial and subsequent measurement.

F-9

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

There are no assets or liabilities measured at fair value on a recurring basis. Assets and liabilities accounted for at fair value on a non-recurring basis in accordance with the fair value hierarchy include the initial allocation of the asset acquisition purchase price, including asset retirement obligations, the fair value of oil and natural gas properties and the assessment of impairment.

The fair value measurements and allocation of assets acquired are measured on a nonrecurring basis on the acquisition date using an income valuation technique based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs used to determine the fair value include estimates of: (i) reserves; (ii) future commodity prices; (iii) operating and development costs; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that the Company’s management believes will impact realizable prices. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation.

The fair value of additions to the asset retirement obligation liabilities is measured using valuation techniques consistent with the income approach, which converts future cash flows to a single discounted amount. Significant inputs to the valuation include: (i) estimated plug and abandonment cost per well for all oil and natural gas wells and for all disposal wells; (ii) estimated remaining life per well; (iii) future inflation factors; and (iv) the Company’s average credit-adjusted risk-free rate. These assumptions represent Level 3 inputs.

If the carrying amount of its proved oil and natural gas properties, which are assessed for impairment under ASC 360 – Property, Plant and Equipment, exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to fair value. The fair value of its oil and natural gas properties is determined using valuation techniques consistent with the income and market approach. The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with the expected cash flow projected. These assumptions represent Level 3 inputs.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time to varying degrees by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. All of these types of expenditures incurred since inception have been charged against earnings due to the uncertainty of their future recoverability. Estimated future reclamation and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

Recent Accounting Pronouncements

All recently issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

NOTE 3 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of January 31, 2024, the Company had $348,748 in its operating bank account and a working capital deficit of $1,450,919. To date, the Company has been funding operations through proceeds from the issuance of common stock, financing through certain investors and its IPO, which closed with net proceeds of $4,940,000 (see Note 4). Additionally, on October 4, 2023, the Company entered into a securities purchase agreement (“October 2023 SPA”) with an institutional investor for convertible note financing in an aggregate principal amount of up to $3.5 million under two tranches; on that same date, the investor funded the first tranche for approximately $1.9 million (net of original issue discount of 7%). On December 29, 2023, the investor funded the second tranche for approximately $0.5 million (net of original issue discount of 7%) (see Note 8).

F-10

The accompanying condensed financial statements have been prepared on the basis that the Company will continue as a going concern over the next twelve months from the date of issuance of these condensed financial statements, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of January 31, 2024, the Company has an accumulated deficit of $12,148,930 and has experienced losses from continuing operations. Based on the Company’s cash balance as of January 31, 2024 and projected cash needs for the twelve months following the issuance of these condensed financial statements, management estimates that it will need to generate sufficient sales revenue and/or raise additional capital to cover operating and capital requirements. Management will need to raise the additional funds by issuing additional shares of common stock or other equity securities or obtaining additional debt financing. Although management has been successful to date in raising necessary funding and obtaining financing through investors, there can be no assurance that any required future financing can be successfully completed on a timely basis, or on terms acceptable to the Company. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the issuance of these condensed financial statements.

Accordingly, the accompanying condensed financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – INITIAL PUBLIC OFFERING

The Company’s Registration Statement (Amendment No. 9) on Form S-1/A was filed with the SEC on March 24, 2023; its Initial Public Offering was declared effective on April 17, 2023 and closed on April 20, 2023 (collectively, the “Offering” or “IPO”). The Company sold 2,000,000 shares of common stock at a public offering price of $3.00 per share for gross proceeds of $6,000,000. After deducting the underwriting commissions, discounts and offering expenses payable by the Company, it received net proceeds of approximately $4,940,000. The Company’s common stock is listed on the NYSE American under the symbol TPET. The Company also issued warrants to purchase 100,000 shares of common stock to the underwriters at an exercise price of $3.30 per share (110% of public offering price), the cost of which was offset to additional paid-in capital upon IPO.

NOTE 5 – OIL AND NATURAL GAS PROPERTIES

The following tables summarize the Company’s oil and gas activities.

	As of January 31, 2024	As of October 31, 2023
Oil and gas properties – not subject to amortization	$10,860,253	$9,947,742
Accumulated impairment	—	—
Oil and gas properties – not subject to amortization, net	$10,860,253	$9,947,742

During the three months ended January 31, 2024 and 2023, the Company incurred aggregated exploration costs of $84,594 and $0, respectively; these expenses were exploratory, geological and geophysical costs and were expensed on the statement of operations during the applicable periods. For capitalized costs, the Company incurred $912,511 and $0 for the three months ended January 31, 2024 and 2023, respectively; of the costs incurred during the current period, approximately $270,000 relates to drilling costs and approximately $650,000 relates to acquisition costs for the optioned assets (see Optioned Assets below). Both drilling and acquisition costs were capitalized and are reflected in the balance of the oil and gas property as of January 31, 2024. There were no capitalized costs incurred in the same period during 2023.

F-11

Leases

South Salinas Project

As of January 31, 2024, the Company holds interests in various leases related to the unproved properties of the South Salinas Project (see Note 7); two of the leases are held with the same lessor. The first lease, which covers 8,417 acres, was amended on May 27, 2022 to provide for an extension of then-current force majeure status for an additional, uncontested twelve months, during which the Company would be released from having to evidence to the lessor the existence of force majeure conditions. As consideration for the granting of the lease extension, the Company paid the lessor a one-time, non-refundable payment of $252,512; this amount was capitalized and reflected in the balance of the oil and gas property as of October 31, 2022. The extension period commenced on June 19, 2022 and currently, the “force majeure” status has been extinguished by the drilling of the HV-1 and the HV-3A wells; such drilling maintains the validity of the lease.

The second lease covers 160 acres of the South Salinas Project; it is currently held by delay rental and is renewed every three years. Until drilling commences, the Company is required to make delay rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the delay rental payment for the period from October 2023 through October 2024.

During February and March of 2023, the Company entered into additional leases related to the unproved properties of the South Salinas Project with two groups of lessors. The first group of leases covers 360 acres and has a term of 20 years; the Company is required to make rental payments of $25/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period February 2024 through February 2025. The second group of leases covers 307.75 acres and has a term of 20 years; the Company is required to make rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period from March 2024 through March 2025.

McCool Ranch Oil Field

In October 2023, the Company entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project; the Company initially recorded a payment of $100,000 upon execution of the McCool Ranch Purchase Agreement, at which time Trio LLC began refurbishment operations with respect to the San Ardo WD-1 water disposal well (the “WD-1”) to determine if it was capable of reasonably serving the produced water needs for the assets. With refurbishment successfully accomplished, the Company is obligated to pay an additional $400,000 per the McCool Ranch Purchase Agreement; it has paid approximately $80,000 during the quarter for restarting production operations on the assets and has recorded a liability of $320,000 for the remainder as of the end of the period. These additional costs are capitalized costs and are reflected in the balance of the oil and gas property as of January 31, 2024. As of the date of this filing, the Company has paid an additional $70,000 on the McCool Ranch assets, reducing the liability to approximately $250,000.

Optioned Assets – Old Man Prospect

In October 2023, the Company and Lantos Energy entered into an option agreement, whereby the Company has the option to pay two initial payments of $12,500 each and a final subsequent payment of $175,000, for a total of $200,000 within 120 days of the effective date for exclusive rights to the option to purchase 80% of the 100% Before Project Payout Working Interest (“BPPWI”) in Lantos’ oil and gas leasehold interests in Solano County, California (referred to as the Old Man Prospect). As of January 31, 2024, the Company has paid approximately $25,000 towards the purchase of this option. Due to technical risks identified during due diligence and due to other considerations, the Company did not make the final $175,000 payment and as a result the 120-day option period has expired.

Optioned Assets – Asphalt Ridge Leasehold Acquisition & Development Option Agreement

On November 10, 2023, the Company entered into a leasehold acquisition and development option agreement (“ARLO Agreement”) with Heavy Sweet Oil (“HSO”) for a term of nine months for a 20% production share in HOS’s leases and 960-acre drilling and production program. The ARLO Agreement also allows the Company the exclusive right to acquire up to a 20% interest in the Asphalt Ridge leases for $2,000,000, which may be invested in tranches by the Company, with an initial tranche closing for an amount no less than $500,000. The tranche funding is contingent upon HSO providing certain required items to the Company.

F-12

On December 29, 2023, the Company entered into an amendment to the ARLO Agreement, whereby the Company funded $200,000 of the $500,000 payable by the Company to HSO at the Initial Closing, in advance of HSO satisfying certain required items for a 2% interest in the leases; such funds are to be used by HSO solely for the building of roads and related infrastructure in furtherance of the development of the leases. As of January 31, 2024, the Company has paid a total of $225,000 to HSO in costs related to infrastructure and has obtained a 2.25% interest in the leases; such costs are capitalized costs and are reflected in the balance of the oil and gas property as of January 31, 2024.

NOTE 6 – RELATED PARTY TRANSACTIONS

South Salinas Project – Related Party

The Company was originally formed to acquire Trio LLC’s working interest in the South Salinas Project, and subsequently partner with certain members of Trio LLC’s management to develop and operate those assets (see Note 1 and Note 5). Trio LLC operates the South Salinas Project on behalf of the Company, and as operator, conducts and has full control of the operations within the constraints of the Joint Operating Agreement, and acts in the capacity of an independent contractor. Trio LLC currently holds a 3.8% working interest in the South Salinas Project and the Company holds an 85.75% working interest. The Company provides funds to Trio LLC to develop and operate the assets in the South Salinas Project; such funds are classified in the short-term asset/liability section of the balance sheet as Advance to Operators/Due to Operators, respectively. As of January 31, 2024 and October 31, 2023, the balance of the Due to Operators account is $91,395 and $21,651, respectively.

McCool Ranch Oil Field Asset Purchase – Related Party

On October 16, 2023, the Company entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project (see Note 5); the Assets are situated in what is known as the “Hangman Hollow Area” of the McCool Ranch Oil Field. The Company initially recorded a payment of $100,000 upon execution of the McCool Ranch Purchase Agreement, at which time Trio LLC began refurbishment operations with respect to the San Ardo WD-1 water disposal well (the “WD-1”) to determine if it was capable of reasonably serving the produced water needs for the assets. With refurbishment successfully accomplished, the Company is obligated to pay an additional $400,000 per the McCool Ranch Purchase Agreement; it has paid approximately $80,000 during the quarter for restarting production operations on the assets and has recorded a liability of $320,000 to Trio LLC as of January 31, 2024.

Restricted Stock Units (“RSUs”) issued to Directors

On September 2, 2023, the Company issued an aggregate 425,000 shares of its $0.0001 par common stock to four outside directors with a fair value of $0.64 per share for a grant date value of $273,275. The shares, or RSUs, vest in full upon the six-month anniversary of the vesting commencement date (or August 28,2023), subject to the directors’ continued service on the vesting date. For the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation in the amount of $135,899 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $41,361 as of the period ended January 31, 2024.

Restricted Shares issued to Executives and Employees

In February 2022, the Company entered into employee agreements with Frank Ingriselli (former Chief Executive Officer) and Greg Overholtzer (Chief Financial Officer or “CFO”) which, among other things, provided for the grant of restricted shares in the amounts of 1,000,000 and 100,000, respectively, pursuant to the 2022 Equity Incentive Plan (“the Plan”). Per the terms of the employee agreements, subject to continued employment, the restricted shares vest over a two-year period, under which 25% will vest upon the earlier of three months after the IPO or six months after the grant date. After this date, the remainder vest in equal tranches every six months until fully vested. As the Plan was not adopted until October 17, 2022 (see Note 7), these shares will be recorded as of that date at a fair value of $0.294 per share; such value was calculated via a third-party valuation performed using income and market methods, as well as a discounted cash flow method, with the terminal value using a market multiples method, adjusted for a lack of marketability (see Note 10). As of October 31, 2022, the Company recorded 1,100,000 restricted shares at a fair value of $323,400, and for the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation of $40,757 and $40,757, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $114,741 as of January 31, 2024.

F-13

In May 2023, the Company entered into six employee agreements which, among other things, provided for the grant of an aggregate of 700,000 restricted shares pursuant to the Plan. Per the terms of the employee agreements, subject to continued employment, the restricted shares vest as follows: 25% of the shares will vest five months after the issuance date, after which the remainder vest in equal tranches every six months until fully vested. The shares were recorded on the date of issuance at a fair value of $2.15 per share for an aggregate fair value of $1,505,000, and for the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation of $189,845 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $874,936 as of the period ended January 31, 2024.

On October 16, 2023, the Company and Michael L. Peterson entered into an employment agreement (the “Peterson Employment Agreement”), effective as of October 23, 2023, pursuant to which Mr. Peterson will serve as Chief Executive Officer of the Company, replacing Mr. Ingriselli. Pursuant to the Peterson Employment Agreement, Mr. Peterson will be paid an annual base salary of $350,000. In addition, Mr. Peterson is entitled to receive, subject to his continuing employment with the Company on the applicable date of the bonus payout, an annual target discretionary bonus of up to 100% of his annual base salary, payable at the discretion of the Compensation Committee of the Board based upon the Company’s and Mr. Peterson’s achievement of objectives and milestones to be determined on an annual basis by the Board.

Pursuant to the Peterson Employment Agreement, the Company issued Mr. Peterson a grant of 1,000,000 shares of restricted stock pursuant to the Company’s Omnibus Incentive Compensation Plan (the “Plan”) at a fair value of $0.27 per share for a grant date fair value of $271,000. The restricted stock grant vests over a period of two years, with 25% of the shares of restricted stock vesting six months after the Peterson Employment Agreement Effective Date, and the remainder vesting in equal tranches on each of the 12-, 18-, and 24-month anniversary dates of the Peterson Employment Agreement. For the three months ended January 31, 2024 and 2023, the Company recognized stock-based compensation of $34,153 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $233,505 as of the period ended January 31, 2024.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

Unproved Property Leases

The Company holds interests in  various leases related to the unproved properties of the South Salinas Project (see Note 5); two of the leases are held with the same lessor. The first lease, which covers 8,417 acres, was amended on May 27, 2022 to provide for an extension of then-current force majeure status for an additional, uncontested twelve months, during which the Company would be released from having to evidence to the lessor the existence of force majeure conditions. As consideration for the granting of the lease extension, the Company paid the lessor a one-time, non-refundable payment of $252,512; this amount was capitalized and reflected in the balance of the oil and gas property as of October 31, 2022. The extension period commenced on June 19, 2022 and currently, the “force majeure” status has been extinguished by the drilling of the HV-1 and the HV-3A wells; such drilling maintains the validity of the lease.

F-14

The second lease covers 160 acres of the South Salinas Project; it is currently held by delay rental and is renewed every three years. Until drilling commences, the Company is required to make delay rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the delay rental payment for the period from October 2023 through October 2024.

The Company holds interests in various leases related to the unproved properties of the McCool Ranch Oil Field. These leases occur in two parcels, “Parcel 1” and “Parcel 2”. Parcel 1 comprises ten leases and approximately 480 acres, which are held by delay rental payments that are paid-up and current. Parcel 2 comprises one lease and approximately 320 acres, which is held by production. The total leasehold comprises approximately 800 gross and net acres.

During February and March of 2023, the Company entered into additional leases related to the unproved properties of the South Salinas Project with two groups of lessors. The first group of leases covers 360 acres and has a term of 20 years; the Company is required to make rental payments of $25/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period February 2024 through February 2025. The second group of leases covers 307.75 acres and has a term of 20 years; the Company is required to make rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period from March 2024 through March 2025.

On November 10, 2023, the Company entered into a leasehold acquisition and development option agreement (“ARLO Agreement”) with Heavy Sweet Oil (“HSO”) for a term of nine months for a 20% production share in HOS’s leases and 960-acre drilling and production program. The ARLO Agreement also allows the Company the exclusive right to acquire up to a 20% interest in the Asphalt Ridge leases for $2,000,000, which may be invested in tranches by the Company, with an initial tranche closing for an amount no less than $500,000. The tranche funding is contingent upon HSO providing certain required items to the Company.

On December 29, 2023, the Company entered into an amendment to the ARLO Agreement, whereby the Company funded $200,000 of the $500,000 payable by the Company to HSO at the Initial Closing, in advance of HSO satisfying certain required items for a 2% interest in the leases; such funds are to be used by HSO solely for the building of roads and related infrastructure in furtherance of the development of the leases. As of January 31, 2024, the Company has paid a total of $225,000 to HSO in costs related to infrastructure and has obtained a 2.25% interest in the leases; such costs are capitalized costs and are reflected in the balance of the oil and gas property as of January 31, 2024.

Board of Directors Compensation

On July 11, 2022, the Company’s Board of Directors approved compensation for each of the non-employee directors of the Company, which would be effective upon the consummation of the IPO. Such compensation is structured as follows: an annual retainer of $50,000 cash plus an additional $10,000 for each Board committee upon which the Director serves, each paid quarterly in arrears. Payment for this approved compensation commenced upon successful completion of the Company’s IPO in April 2023; for the three months ended January 31, 2024 and 2023, the Company has recognized $56,685 and $0, respectively, in directors’ fees.

Agreements with Advisors

On October 4, 2023 and December 29, 2023, the Company entered into placement agent agreements with Spartan Capital Securities, LLC (“Spartan”), whereby Spartan will serve as the exclusive placement agent in connection with the closing of private placements. The agreements provide the agent with i) a cash fee 7.5% of the aggregate proceeds raised in the sale and ii) warrants to purchase a number of common shares equal to 5% of the number of common shares initially issuable upon conversion of each note tranche; warrants to purchase 83,333 and 55,000 common shares with exercise prices of $1.32 and $0.55 for the first and second tranches, respectively, were issued to Spartan as of January 31, 2024. Such warrants may be exercised beginning 6 months after issuance until four- and one-half years thereafter.

F-15

NOTE 8 – NOTES PAYABLE

Notes payable as of January 31, 2024 and October 31, 2023 consisted of the following:

	As of January 31, 2024	As of October 31, 2023
Convertible note, net of discounts	1,270,927	1,217,597
Total Notes payable	$1,270,927	$1,217,597

Convertible note – investors (October 2023 SPA)

On October 4, 2023, the Company entered into a securities purchase agreement (the “October 2023 SPA”) with an investor; the October 2023 SPA provides for loans in an aggregate principal amount of up to $3.5 million under two tranches, with first and second tranche fund amounts of $2.0 million and $1.5 million, respectively. The first tranche will be immediately funded upon closing and the second tranche will be funded after the Company provides written confirmation to the investor and subject to the mutual consent of the investor and the Company that (i) stockholder approval of the transactions has been obtained for the purpose of complying with the NYSE/NYSE American Rules; (ii) that a resale Registration Statement on Form S-1 (the “Resale Registration Statement”) has been declared effective by the SEC for the registration of the shares of Common Stock issuable upon conversion of the Note and the Warrant and (iii) there is no Event of Default (as defined in the October 2023 SPA that has occurred or will occur as a result of such additional funding and in full force and effect).

In consideration for the investor’s funding of the first tranche, the Company issued and sold to the investor, in a private placement, i) a senior secured convertible promissory note in the aggregate principal amount of $2,000,000 (the “Note”) and ii) a warrant to purchase up to 866,702 shares of Common Stock at an initial exercise price of $1.20 per share of Common Stock, subject to certain adjustments (the “Common Warrant”). The Note is initially convertible into shares of Common Stock at conversion price of $1.20, subject to certain adjustments (the “Conversion Price”), provided that the Conversion Price shall not be reduced below $0.35 (the “Floor Price”). The Note does not bear any interest and matures on April 4, 2025.

Upon the initial funding on October 4, 2023, the Company recorded gross proceeds of approximately $2.0 million, a 7% original issue discount of $140,000 and debt issuance costs of $350,320, for net proceeds of approximately $1.5 million. The Company also issued a warrant to purchase up to 866,702 shares of common stock with an aggregate relative fair value of $332,630; the factors used to determine fair value were a share price of $0.55, an exercise price of $1.20, an expected term of 5 years, annualized volatility of 137.10%, a dividend rate of zero percent and a discount rate of 4.72%.

The Company is required to pay to the investor the outstanding principal balance under the Note in monthly installments, on such date and each one (1) month anniversary thereof, in an amount equal to 103% of the total principal amount multiplied by the quotient determined by dividing one by the number of months remaining until the maturity date of the Note, until the outstanding principal amount has been paid in full or, if earlier, upon acceleration, conversion or redemption of the Note in accordance with its terms. All monthly payments are payable by the Company, in cash, provided that under certain circumstances, as provided in the Note, the Company may elect to pay in shares of Common Stock.

On December 18, 2023, December 19, 2023 and January 12, 2024, the Company made principal payments in the amounts of $125,000, $125,000, and $125,000, respectively, which it converted into shares at 103% for conversion amounts of $128,750, $128,750 and $128,750, respectively. The applicable conversion prices for each payment were $0.27, $0.27 and $0.24, respectively, with conversion shares issued numbering 367,858, 367,858 and 367,858, respectively, and cash payments of $36,698, $35,837 and $49,935 made to the investor for the difference between the monthly conversion price and the floor price listed in the most recent amendment to the agreement.

F-16

On December 29, 2023, the Company entered into an amendment to the 2nd Tranche of the October 2023 SPA, which reduced the conversion price of note and exercise price of warrant from $1.20 to $0.50.

On January 2, 2024, the 2nd Tranche of the October 2023 SPA was funded, and the Company recorded gross proceeds of approximately $550,000, a 7% original issue discount of $38,500 and debt issuance costs of $90,978, for net proceeds of approximately $421,000. The Company also issued warrants to purchase up to 445,564 shares of common stock with an aggregate relative fair value of $98,708; the factors used to determine fair value were a share price of $0.32, an exercise price of $0.50, an expected term of 5 years, annualized volatility of 137.10%, a dividend rate of zero percent and a discount rate of 3.93%.

As of January 31, 2024 and October 31, 2023, the balance of the convertible note, net of discounts, was $1,270,927 and $1,217,597, respectively, with non-cash interest expense related to discounts recognized in the amounts of $159,298 and $40,547, respectively.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Shares

On November 11, 2023, the Company entered into an agreement with a vendor to provide marketing and distribution services for a period of six months, with compensation in the form of 200,000 shares. The Company issued the vendor 200,000 common shares at a fair market value price of $0.48 per share for a total amount of $95,200; one half of this amount was recognized as marketing fees in the current quarter, with the other half to be recognized in the subsequent quarter.

On December 18, 2023, December 19, 2023 and January 12, 2024, the Company made principal payments in the amounts of $125,000, $125,000, and $125,000, respectively, which it converted into shares at 103% for conversion amounts of $128,750, $128,750 and $128,750, respectively. The applicable conversion prices for each payment were $0.27, $0.27 and $0.24, respectively, with conversion shares issued numbering 367,858, 367,858 and 367,858, respectively, for total values of $125,071, $114,036 and $105,575, respectively, and cash payments of $36,698, $35,837 and $49,935, respectively, made to the investor for the difference between the monthly conversion price and the floor price listed in the most recent amendment to the agreement.

Warrants

October 2023 SPA with Warrants

On October 4, 2023 and December 29, 2023, the Company entered into placement agent agreements with Spartan (see Note 7 for further information) for their role in connection with the two tranche fundings related to the October 2023 SPA; among other things, the agreements provide the agent with equity-classified warrants to purchase a number of common shares equal to 5% of the number of common shares initially issuable upon conversion of each note tranche. For the 1st Tranche, the Company issued to Spartan warrants to purchase 83,333 shares of common stock with a fair value of $38,029; the factors used to determine fair value were a share price of $0.55, an exercise price of $1.32, an expected term of 5 years, annualized volatility of 137.10%, a dividend rate of zero percent and a discount rate of 4.72%.

For the 2nd Tranche, the Company issued to Spartan warrants to purchase 55,000 common shares of common stock with a fair value of $14,753; the factors used to determine fair value were a share price of $0.32, an exercise price of $0.55, an expected term of 5 years, annualized volatility of 137.10%, a dividend rate of zero percent and a discount rate of 3.93%.

On January 2, 2024, the 2nd Tranche of the October 2023 SPA was funded (see Note 8 for further information); in connection with this funding, the Company issued to the investor warrants to purchase up to 445,564 shares of common stock with an aggregate relative fair value of $98,708; the factors used to determine fair value were a share price of $0.32, an exercise price of $0.50, an expected term of 5 years, annualized volatility of 137.10%, a dividend rate of zero percent and a discount rate of 3.93%.

F-17

A summary of the warrant activity during the three months ended January 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value

Outstanding November 1, 2023	1,766,702	$1.12	7.3	$-
Issued	583,897	0.62	4.9	-
Outstanding, January 31, 2024	2,350,599	$0.99	4.0	$61,600

Exercisable, January 31, 2024	2,212,266	$0.99	3.9	$61,600

A summary of outstanding and exercisable warrants as of January 31, 2024 is presented below:

Warrants Outstanding		Warrants Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Life in Years	Number of Shares
$0.01	400,000	4.2	400,000
$1.50	400,000	0.9	400,000
$3.30	100,000	4.2	100,000
$1.20	866,702	4.7	866,702
$1.32	83,333	-	-
$0.50	445,564	4.9	445,564
$0.55	55,000	-	-
	2,350,599	3.9	2,216,266

Stock Options

A summary of the option activity during the quarter ended January 31, 2024 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value

Outstanding, November 1, 2021	120,000	$0.52	4.5	$-
Issued	-	-	-	-
Outstanding, January 31, 2024	120,000	$0.52	4.5	$-

Exercisable, January 31, 2024	105,000	$0.52	4.5	$-

F-18

A summary of outstanding and exercisable options as of January 31, 2024 is presented below:

Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Life in Years	Number of Shares
$0.52	120,000	4.5	105,000
	120,000		105,000

On August 15, 2023, the Company issued five-year options to purchase 120,000 shares of the Company’s common stock to a consultant of the Company, pursuant to the Plan. The options have an exercise price of $0.52 per share and vest monthly over a period of 24 months, beginning on the vesting commencement date. The options have a grant date fair value of $55,711, which will be recognized over the vesting term.

The assumptions used in the Black-Scholes valuation method for these options issued in 2023 were as follows:

Risk free interest rate	4.36%
Expected term (years)	5.0
Expected volatility	137.1%
Expected dividends rate	0%

NOTE 10 – SUBSEQUENT EVENTS

In accordance with ASC 855 – Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed financial statements are issued, the Company has evaluated all events and transactions that occurred after January 31, 2024, through the date the condensed financial statements are available for filing.

Amendment to the First Tranche Note

On February 5, 2024, the Company entered into the first amendment to the First Tranche Note of the October 2023 SPA; such amendment provides for i) a reduction of the floor price of the conversion price from $0.35 to $0.15, ii) the issuance of additional 2,395,611 shares of common stock to the investor in lieu of the Company’s obligation to pay cash installments under the First Tranche Note, and iii) a new obligation of the Company to request acceleration of monthly payments in installments of $250,000 as soon as possible to repay the remaining $1,000,000 principal balance of the First Tranche Note, with the investor converting and selling shares subject to a) the beneficial ownership limitation of 4.99% and b) market prices of the Company’s common stock being at or above the floor price of $0.15.

Notice of Noncompliance with NYSE American Listing Standards

On February 26, 2024, the Company received a deficiency letter from the NYSE American indicating that it was not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide. Specifically, the Notice informed the Company that the NYSE American has determined that the shares of the Company’s common stock have been selling for a low price per share for a substantial period of time, and pursuant to Section 1003(f)(v) of the Company Guide, the Company’s continued listing is predicated on it demonstrating sustained price improvement by no later than August 26, 2024.

Restarting of Oil Production in McCool Ranch Oil Field

On March 4, 2024, the Company announced that the first two wells of the McCool Ranch Oil Field had been successfully restarted and were producing approximately 400 barrels of liquids including oil and water.

F-19

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Trio Petroleum Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Trio Petroleum Corp. (the “Company”) as of October 31, 2023 and 2022, the related statement of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended October 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2023, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2022.

Lakewood, CO

January 29, 2024

F-20

TRIO PETROLEUM CORP.

BALANCE SHEETS

	October 31, 2023	October 31, 2022

ASSETS
Current assets:
Cash	$1,561,924	$73,648
Prepaid expenses and other receivables	133,417	35,000
Deferred offering costs	-	1,643,881
Total current assets	1,695,341	1,752,529

Oil and gas properties - not subject to amortization	9,947,742	5,836,232
Advance to operators	-	1,900,000
Total assets	$11,643,083	$9,488,761

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$609,360	$1,164,055
Asset retirement obligations – current	2,778	2,778
Convertible note, net of discounts	1,217,597	-
Due to operators	21,651	-
Notes payable - investors, net of discounts	-	4,403,439
Notes payable - related party, net of discounts	-	1,025,497
Warrants liability	-	114,883
Total current liabilities	1,851,386	6,710,652

Long-term liabilities:
Franchise tax accrual	-	9,450
Asset retirement obligations, net of current portion	48,313	45,535
	48,313	54,985
Total liabilities	1,899,699	6,765,637

Commitments and Contingencies (Note 7)

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; -0- shares issued and outstanding at October 31, 2023 and 2022, respectively	-	-

Common stock, $0.0001 par value; 490,000,000 shares authorized; 31,046,516 and 16,972,800 shares issued and outstanding as of October 31, 2023 and 2022, respectively	3,105	1,697
Stock subscription receivable	(10,010)	(10,010)
Additional paid-in capital	20,197,171	6,633,893
Accumulated deficit	(10,446,882)	(3,902,456)
Total stockholders’ equity	9,743,384	2,723,124

Total liabilities and stockholders’ equity	$11,643,083	$9,488,761

The accompanying notes are an integral part of these financial statements.

F-21

TRIO PETROLEUM CORP.

STATEMENTS OF OPERATIONS

	For the Years Ended October 31,
	2023	2022

Revenue	$-	$-

Operating expenses:
Exploration expense	$251,743	$28,669
General and administrative expenses	3,311,886	768,379
Stock-based compensation expense	1,044,261	6,202
Accretion expense	2,778	2,778
Total operating expenses	4,610,668	806,028

Loss from operations	(4,610,668)	(806,028)

Other expenses:
Interest expense	791,811	1,661,981
Penalty fees	-	1,322,933
Loss on settlement	13,051	-
Loss on note conversion	1,125,000	-
Licenses and fees	3,896	9,450
Total other expenses	1,933,758	2,994,364

Loss before income taxes	(6,544,426)	(3,800,392)
Provision for income taxes	-	-

Net loss	$(6,544,426)	$(3,800,392)

Basic and Diluted Net Loss per Common Share
Basic	$(0.28)	$(0.26)
Diluted	$(0.28)	$(0.26)

Weighted Average Number of Common Shares Outstanding
Basic	23,079,750	14,797,786
Diluted	23,079,750	14,797,786

The accompanying notes are an integral part of these financial statements.

F-22

TRIO PETROLEUM CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

			Stock	Additional		Total
	Common Stock		Subscription	Paid-in	Accumulated	Stockholders’
	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at November 1, 2022	16,972,800	$1,697	$(10,010)	$6,633,893	$(3,902,456)	$2,723,124
Issuance of common stock for cash, net	400,000	40	-	371,960	-	372,000
Issuance of conversion shares related to the January 2022 SPA	5,038,902	504	-	5,164,371	-	5,164,875
Issuance of commitment shares related to the January 2022 SPA	375,000	38	-	1,124,962	-	1,125,000
Issuance of common shares in IPO, net of underwriting discounts and offering costs	2,000,000	200	-	3,342,426	-	3,342,626
Issuance of pre-funded warrants	-	-	-	4,000	-	4,000
Issuance of common stock upon exercise of warrants, net	2,449,466	245	-	1,812,390	-	1,812,635
Issuance of common stock for services, net	285,500	29	-	366,630	-	366,659
Issuance of restricted stock units under the Equity Incentive Plan	2,125,000	213	-	(213)	-	-
Issuance of common stock for warrants that can be exercised per the Resale S-1/A	1,199,848	120	-	(120)	-	-
Issuance of equity warrants in connection with convertible debt (Tranche #1)	-	-	-	332,630	-	332,630
Stock-based compensation	200,000	19	-	1,044,242	-	1,044,261
Net loss	-	-	-	-	(6,544,426)	(6,544,426)
Balance at October 31, 2023	31,046,516	$3,105	$(10,010)	$20,197,171	$(10,446,882)	$9,743,384

Balance at November 1, 2021	10,982,800	$1,098	$(50,545)	$4,202,021	$(102,064)	$4,050,510
Issuance of founders’ shares	80,000	8	535	-	-	543
Issuance of security interest shares to investors	4,500,000	450	-	1,322,483	-	1,322,933
Issuance of common stock for cash, net	10,000	1	40,000	19,999	-	60,000
Issuance of warrants in connection with investor financing	-	-	-	994,091	-	994,091
Issuance of restricted stock units to outside directors	300,000	30	-	(30)	-	-
Issuance of restricted shares to executives	1,100,000	110	-	(110)	-	-
Interest imputed on note payable for acquisition of unproved oil and gas properties	-	-	-	89,237	-	89,237
Stock-based compensation	-	-	-	6,202	-	6,202
Net loss	-	-	-	-	(3,800,392)	(3,800,392)
Balance at October 31, 2022	16,972,800	$1,697	$(10,010)	$6,633,893	$(3,902,456)	$2,723,124

The accompanying notes are an integral part of these financial statements.

F-23

TRIO PETROLEUM CORP.

STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,544,426)	$(3,800,392)
Adjustments to reconcile net loss to net cash used in operating activities:
Franchise tax fees	(9,450)	9,450
Bad debt expense	25,000	-
Accretion expense	2,778	2,778
Conversion of January 2022 SPA	1,125,000	-
Debt discount - OID	(140,000)	-
Amortization of debt discount	473,240	1,218,951
Write-off of January 2022 SPA receivable	-	80,000
Imputed interest	-	89,237
Stock-based compensation	1,044,261	6,202
Penalty fees	-	1,322,933
Changes in operating assets and liabilities:
Prepaid expenses and other receivables	(123,417)	(13,846)
Accounts payable and accrued liabilities	110,180	582,543
Net cash used in operating activities	(4,036,834)	(502,144)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other capital expenditures for unproved oil and gas properties	(362,022)	-
Drilling costs for exploratory well	(3,749,488)	-
Advances to operators	1,900,000	-
Due to operators	21,651	-
Net cash used in investing activities	(2,189,859)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	738,659	60,543
Proceeds from notes payable – investors	-	4,820,000
Repayment of notes payable	(1,472,512)	(2,920,000)
Proceeds from issuance of common stock in IPO	6,000,000	-
Cash paid for debt issuance costs	(350,320)	(575,438)
Proceeds from exercise of warrants, net	1,812,635	-
Cash paid for deferred offering costs	(1,013,493)	(888,190)
Proceeds from convertible note (Tranche #1)	2,000,000	-
Net cash provided by financing activities	7,714,969	496,915

NET CHANGE IN CASH	1,488,276	(5,229)
Cash - Beginning of period	73,648	78,877
Cash - End of period	$1,561,924	$73,648

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Issuance of warrants	$332,630	$1,108,974
Issuance of RSUs	$213	$30
Issuance of common stock for warrants that can be exercised per the Resale S-1/A	$120	$-
Issuance of pre-funded warrants	$4,000	$-

The accompanying notes are an integral part of these financial statements.

F-24

TRIO PETROLEUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2023 AND 2022

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

Company Organization

Trio Petroleum Corp. (“Trio Petroleum” or the “Company”) is an oil and gas exploration and development company headquartered in Danville, California, with operations in Monterey County, California. The Company was incorporated on July 19, 2021, under the laws of Delaware to acquire, fund and develop oil exploration and production assets in California; it has no revenue-generating operations as of the date of this filing. The Company was formed to acquire Trio Petroleum LLC’s (“Trio LLC”) approximate 82.75% working interest, which was subsequently increased to an approximate 85.75% working interest, in the large, approximately 9,300-acre South Salinas Project located in Monterey, California, and subsequently partner with certain members of Trio LLC’s management team to develop and operate those assets. (see Note 5 and Note 6).

Acquisition of South Salinas Project

On September 14, 2021, the Company entered into a Purchase and Sale Agreement (“Trio LLC PSA”) with Trio LLC to acquire an 82.75% working interest in the South Salinas Project; the working interest included the purchased percentage of the South Salinas Project’s leases, wells and inventory in exchange for $300,000 cash, a non-interest-bearing note payable of $3,700,000 due to Trio LLC on December 17, 2021 (see Note 6 and Note 9) and 4,900,000 shares of the Company’s $0.0001 par value common stock (see Note 5 and Note 10). At the time of the acquisition, this share issuance constituted 45% of the total number of issued shares of the Company. The Company accounted for the purchase as an asset acquisition, as prescribed in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 – Business Combinations. The assets and associated asset retirement obligations (“ARO”) were recorded based on relative fair value at the estimated fair value of the consideration paid (see Note 5). In April 2023, the Company purchased an additional 3% working interest in the South Salinas Project; see Note 5 for further information. As of October 31, 2023 and 2022, there were no proved reserves attributable to the approximate 9,300 acres of the property.

Initial Public Offering

The Company’s Registration Statement (Amendment No. 9) on Form S-1/A was filed with the SEC on March 24, 2023; its Initial Public Offering was declared effective on April 17, 2023 and closed on April 20, 2023 (collectively, the “Offering” or “IPO”). The Company sold 2,000,000 shares of its common stock for total gross proceeds of $6,000,000, which is described more fully in Note 4.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-25

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transaction and disclosure of contingent assets and liabilities at the date of the financial statements, and the revenue and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Some of the more significant estimates required to be made by management include estimates of oil and natural gas reserves (when and if assigned) and related present value estimates of future net cash flows therefrom, the carrying value of oil and natural gas properties, accounts receivable, bad debt expense, ARO and the valuation of equity-based transactions. Accordingly, actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of October 31, 2023 and 2022.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid services which will be expensed as the services are provided within twelve months. As of October 31, 2023 and 2022, the balances of the prepaids account were $133,417 and $35,000, respectively.

Deferred Offering Costs

Deferred offering costs consist of professional fees, filing, regulatory and other costs incurred through the balance sheet date that are directly related to the planned IPO (see Note 4). As of October 31, 2023 and 2022, offering costs in the aggregate of $0 and $1,643,881, respectively, were deferred.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense. As of October 31, 2023 and 2022, the Company recorded $350,320 and $575,438 in debt issuance costs.

Oil and Gas Assets and Exploration Costs – Successful Efforts

The Company’s projects are in early development and/or exploration stages and it has not yet realized any revenues from its operations. It applies the successful efforts method of accounting for crude oil and natural gas properties. Under this method, exploration costs such as exploratory, geological, and geophysical costs, delay rentals and exploratory overhead are expensed as incurred. If an exploratory property provides evidence to justify potential development of reserves, drilling costs associated with the property are initially capitalized, or suspended, pending a determination as to whether a commercially sufficient quantity of proved reserves can be attributed to the area as a result of drilling. At the end of each quarter, management reviews the status of all suspended exploratory property costs considering ongoing exploration activities; in particular, whether the Company is making sufficient progress in its ongoing exploration and appraisal efforts. If management determines that future appraisal drilling or development activities are unlikely to occur, associated exploratory well costs are expensed.

Costs to acquire mineral interests in crude oil and/or natural gas properties, drill and equip exploratory wells that find proved reserves and drill and equip development wells are capitalized. Acquisition costs of unproved leaseholds are assessed for impairment during the holding period and transferred to proven crude oil and/or natural gas properties to the extent associated with successful exploration activities. Significant undeveloped leases are assessed individually for impairment, based on the Company’s current exploration plans, and a valuation allowance is provided if impairment is indicated. Capitalized costs from successful exploration and development activities associated with producing crude oil and/or natural gas leases, along with capitalized costs for support equipment and facilities, are amortized to expense using the unit-of-production method based on proved crude oil and/or natural gas reserves on a field-by-field basis, as estimated by qualified petroleum engineers. As of October 31, 2023 and 2022, all of the Company’s oil and gas properties were classified as unproved properties and were not subject to depreciation, depletion and amortization.

F-26

Unproved oil and natural gas properties

Unproved oil and natural gas properties consist of costs incurred to acquire unproved leases. Unproved lease acquisition costs are capitalized until the lease expires or when the Company specifically identifies a lease that will revert to the lessor, at which time it charges the associated unproved lease acquisition costs to exploration costs.

Unproved oil and natural gas properties are not subject to amortization and are assessed periodically for impairment on a property-by-property basis based on remaining lease terms, drilling results or future plans to develop acreage. All of the Company’s natural gas properties were classified as unproved as of October 31, 2023 and 2022; see further discussion in Note 5.

Impairment of Other Long-lived Assets

The Company reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of the asset by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposition. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and estimated fair value. With regards to oil and gas properties, this assessment applies to proved properties.

As of October 31, 2023 and 2022, the Company had no impairment of long-lived assets.

Asset Retirement Obligations

ARO consists of future plugging and abandonment expenses on oil and natural gas properties. In connection with the South Salinas Project acquisition described above, the Company acquired the plugging and abandonment liabilities associated with six non-producing wells. The fair value of the ARO was recorded as a liability in the period in which the wells were acquired with a corresponding increase in the carrying amount of oil and natural gas properties not subject to impairment. The Company plans to utilize the six wellbores acquired in the South Salinas Project acquisition in future exploration activities. The liability is accreted for the change in its present value each period based on the expected dates that the wellbores will be required to be plugged and abandoned. The capitalized cost of ARO is included in oil and gas properties and is a component of oil and gas property costs for purposes of impairment and, if proved reserves are found, such capitalized costs will be depreciated using the units-of-production method. The asset and liability are adjusted for changes resulting from revisions to the timing or the amount of the original estimate when deemed necessary. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Components of the changes in ARO for the years ended October 31, 2022 and 2023 are shown below:

ARO, ending balance – October 31, 2021	$45,535
Accretion expense	2,778
ARO, ending balance – October 31, 2022	48,313
Accretion expense	2,778
ARO, ending balance – October 31, 2023	51,091
Less: ARO – current	2,778
ARO, net of current portion – October 31, 2023	$48,313

F-27

Related Parties

Related parties are directly or indirectly related to the Company, through one or more intermediaries and are in control, controlled by, or under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. On September 14, 2021, the Company acquired an 82.75% working interest (which was subsequently increased to an 85.75% working interest as of April 2023) in the South Salinas Project from Trio LLC in exchange for cash, a note payable to Trio LLC and the issuance of 4.9 million shares of common stock. As of the date of the acquisition, Trio LLC owned 45% of the outstanding shares of the Company and was considered a related party. As of October 31, 2023 and 2022, Trio LLC owned less than 1% and 29%, respectively, of the outstanding shares of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely than not” that a deferred tax asset will not be realized. At October 31, 2023 and 2022, the Company’s net deferred tax asset has been fully reserved.

For uncertain tax positions that meet a “more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations when a determination is made that such expense is likely. The Company is subject to income tax examinations by major taxing authorities since inception.

Fair Value Measurements

The carrying values of financial instruments comprising cash and cash equivalents, payables, and notes payable-related party approximate fair values due to the short-term maturities of these instruments. The notes payable- related party is considered a level 3 measurement. As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This fair value measurement framework applies to both initial and subsequent measurement.

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

F-28

There are no assets or liabilities measured at fair value on a recurring basis. Assets and liabilities accounted for at fair value on a non-recurring basis in accordance with the fair value hierarchy include the initial allocation of the asset acquisition purchase price, including asset retirement obligations, the fair value of oil and natural gas properties and the assessment of impairment.

The fair value measurements and allocation of assets acquired are measured on a nonrecurring basis on the acquisition date using an income valuation technique based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs used to determine the fair value include estimates of: (i) reserves; (ii) future commodity prices; (iii) operating and development costs; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that the Company’s management believes will impact realizable prices. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation.

The fair value of additions to the asset retirement obligation liabilities is measured using valuation techniques consistent with the income approach, which converts future cash flows to a single discounted amount. Significant inputs to the valuation include: (i) estimated plug and abandonment cost per well for all oil and natural gas wells and for all disposal wells; (ii) estimated remaining life per well; (iii) future inflation factors; and (iv) the Company’s average credit-adjusted risk-free rate. These assumptions represent Level 3 inputs.

If the carrying amount of its proved oil and natural gas properties, which are assessed for impairment under ASC 360 – Property, Plant and Equipment, exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to fair value. The fair value of its oil and natural gas properties is determined using valuation techniques consistent with the income and market approach. The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with the expected cash flow projected. These assumptions represent Level 3 inputs.

Net Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic loss per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, warrants and convertible notes, if dilutive.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding, because their inclusion would have been anti-dilutive (see Note 10):

	As of October 31,		As of October 31,
	2023		2022
Warrants (Note 9, Note 10)	396,247	(4)	693,107	(1)
Convertible Notes (Note 9, Note 10)	-		2,772,429	(2)
Commitment Shares (Note 9, Note 10)	-		321,428	(3)
Restricted stock units and shares (Note 6, Note 10)	-		1,400,000	(5)
Total potentially dilutive securities	396,247		4,486,964

(1)	Balance includes warrants issued per the January 2022 Securities Purchase Agreement (“January 2022 SPA”) with GPL Ventures, LLC (“GPL”), which are exercisable into up to 50% of the number of shares of common stock issued upon full conversion of the Notes, with an exercise price equal to the conversion price.
(2)	Upon IPO, the debt will convert into a variable number of shares; the number of conversion shares is equal to the outstanding principal amount divided by the conversion price, which is equal to the lesser of a) the IPO price or b) the opening price of the common stock on the first trading day after the IPO multiplied by the discount of 50%.
(3)	The number of commitment shares to be issued is a variable number of shares for a fixed total dollar amount of $1,125,000, which is 25% of the aggregate Notes principal balance divided by the offering price of the IPO.
(4)	Balance consists of potentially dilutive shares based on 1,766,702 outstanding, equity classified warrants.
(5)	Balance consists of restricted stock units granted to five outside directors and restricted shares issued to executives.

F-29

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time to varying degree by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. All of these types of expenditures incurred since inception have been charged against earnings due to the uncertainty of their future recoverability. Estimated future reclamation and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

Recent Accounting Pronouncements

All recently issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

Reclassification of Expenses

Certain amounts in the prior periods presented have been reclassified to the current period financial statement presentation. This reclassification has no effect on previously reported net income.

Subsequent Events

The Company evaluated all events and transactions that occurred after October 31, 2023 through the date of the filing of this report. See Note 11 for such events and transactions.

NOTE 3 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of October 31, 2023, the Company had $1,561,924 in its operating bank account and working capital deficit of $156,045. To date, the Company has been funding operations through proceeds from the issuance of common stock, financing through certain investors and its IPO, which closed with net proceeds of $4,940,000. Upon consummation of the IPO, the Company used the net proceeds to i) repay a non-interest-bearing note payable in the amount of $1,032,512, and ii) repay a bridge note with three investors with a principal amount of $440,000 (see Notes 7 and 9). Additionally, on October 4, 2023, the Company entered into a securities purchase agreement (“October 2023 SPA”) with an institutional investor for convertible note financing in an aggregate principal amount of up to $3.5 million under two tranches; on that same date, the investor funded the first tranche for approximately $1.9 million (net of original issue discount of 7%).

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern over the next twelve months from the date of issuance of these financial statements, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of October 31, 2023, the Company has an accumulated deficit of $10,446,882 and has experienced losses from continuing operations. Based on the Company’s cash balance as of October 31, 2023 and projected cash needs for the twelve months following the issuance of these financial statements, management estimates that it will need to generate sufficient sales revenue and/or raise additional capital to cover operating and capital requirements. Management will need to raise the additional funds by issuing additional shares of common stock or other equity securities or obtaining additional debt financing. Although management has been successful to date in raising necessary funding and obtaining financing through investors, there can be no assurance that any required future financing can be successfully completed on a timely basis, or on terms acceptable to the Company. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the issuance of these financial statements.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-30

NOTE 4 – INITIAL PUBLIC OFFERING

The Company’s Registration Statement (Amendment No. 9) on Form S-1/A was filed with the SEC on March 24, 2023; its Initial Public Offering was declared effective on April 17, 2023 and closed on April 20, 2023 (collectively, the “Offering” or “IPO”). The Company sold 2,000,000 shares of common stock at a public offering price of $3.00 per share for gross proceeds of $6,000,000. After deducting the underwriting commissions, discounts and offering expenses payable by the Company, it received net proceeds of approximately $4,940,000. The Company’s common stock is listed on the NYSE American under the symbol TPET. The Company also issued warrants to purchase 100,000 shares of common stock to the underwriters at an exercise price of $3.30 per share (110% of public offering price), the cost of which was offset to additional paid-in capital upon IPO.

NOTE 5 – OIL AND NATURAL GAS PROPERTIES

The following tables summarize the Company’s oil and gas activities.

	As of October 31,	As of October 31,
	2023	2022
Oil and gas properties – not subject to amortization	$9,947,742	$5,836,232
Accumulated impairment	—	—
Oil and gas properties – not subject to amortization, net	$9,947,742	$5,836,232

During the years ended October 31, 2023 and 2022, the Company incurred aggregate exploration costs of $251,743 and $28,669, respectively. For the current year, these expenses were exploratory, geological and geophysical costs and for the prior year, these costs were mainly for the purpose of the site surveys. All costs were expensed on the statement of operations during the applicable periods. For capitalized costs during the year ended October 31, 2023, the Company incurred $4,111,510, of which $4,011,510 and $100,000 pertained to the South Salinas Project and McCool Ranch Oil Field, respectively. Of the costs incurred during the current period for the South Salinas Project, $3,749,488 relates to the drilling of the HV-1 well and $262,022 relates to acquisition costs and the reserve analysis of the optioned assets (see Optioned Assets below, Note 6). The drilling, reserve analysis and acquisition costs were capitalized and are reflected in the balance of the oil and gas property as of October 31, 2023. During the year ended October 31, 2022, the Company paid a lessor a one-time, non-refundable payment of $252,512 to provide for an extension of the force majeure status of the property at that time; this amount was capitalized and reflected in the balance of the oil and gas property as of October 31, 2022.

Leases

As of October 31, 2023, the Company holds various leases related to the unproved properties of the South Salinas Project (see Note 6 and Note 7); two of the leases are held with the same lessor. The first lease, which covers 8,417 acres, was amended on May 27, 2022 to provide for an extension of then-current force majeure status for an additional, uncontested twelve months, during which the Company would be released from having to evidence to the lessor the existence of force majeure conditions. As consideration for the granting of the lease extension, the Company paid the lessor a one-time, non-refundable payment of $252,512; this amount was capitalized and reflected in the balance of the oil and gas property as of October 31, 2022. The extension period commenced on June 19, 2022; as of October 31, 2023, the “force majeure” status has been extinguished by the drilling of the HV-1 well, and the validity of the lease is maintained by the drilling of the well, which is in production testing.

The second lease covers 160 acres of the South Salinas Project; it is currently held by delay rental and is renewed every three years. Until drilling commences, the Company is required to make delay rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the delay rental payment for the period from October 2022 through October 2023.

During February and March of 2023, the Company entered into additional leases related to the unproved properties of the South Salinas Project with two groups of lessors. The first group of leases covers 360 acres and has a term of 20 years; the Company is required to make rental payments of $25/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period February 2023 through February 2024. The second group of leases covers 307.75 acres and has a term of 20 years; the Company is required to make rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period from March 2023 through March 2024.

As of October 31, 2023, the Company assessed the unproved properties of the South Salinas Project and those adjacent to it for impairment, analyzing future drilling plans, leasehold expiration and the existence of any known dry holes in the area. The Company did not record any impairment to the oil and gas property as of October 31, 2023, as all capitalized costs represent costs to acquire unproved property leases pending further development on the balance sheet. There is no depletion related to the oil and gas property as of October 31, 2023, as the Company does not currently have production and the acquired property is not subject to amortization as of that date.

F-31

Optioned Assets

On December 22, 2022, the Company and Trio LLC entered into the Fourth Amendment to the Trio LLC PSA (see Note 6). Per the terms of the Fourth Amendment, the Company was granted a 120-day option (commencing on January 1, 2023) to acquire any or all of the following three assets currently owned in part by Trio LLC (the “Optioned Assets”). The price for this option was $150,000, which was paid by the Company to Trio LLC in April 2023; this amount was capitalized and is reflected in the balance of the oil and gas property. The Optioned Assets are as follows:

●	The McCool Ranch Oil Field (Hangman Hollow Area) asset with an option to acquire Trio LLC’s 44% working interest and their Operatorship;
●	The Kern Front Field asset with an option to acquire Trio LLC’s 22% working interest and their Operatorship; and
●	The Union Avenue Field with an option to acquire Trio LLC’s 20% working interest and their Operatorship;

The Optioned Assets are all located in California. In order to evaluate the Optioned Assets, the Company engaged KLS Petroleum Consulting, LLC (“KLSP”) to perform detailed analyses and estimations of the oil and gas reserves and of the fair market values of each of these three assets. These analyses have been completed, and as of October 31, 2023, the Company has paid approximately $39,000 to KLSP for the reserve analysis of the optioned assets; this amount has been capitalized and is reflected in the balance of the oil and gas properties on the balance sheet. Although 120-day option period has expired as of the fiscal year-end, the Company and Trio LLC are nevertheless continuing to work together cooperatively toward the goal of facilitating the Company’s acquisition of the other Optioned Assets.

Union Avenue Field Agreement

On May 12, 2023, the Company announced the signing of an Acquisition Agreement to potentially acquire up to 100% of the working interest in the Union Avenue Field. However, the Company and Trio LLC did not agree on terms and the transaction did not close.

McCool Ranch Oil Field Asset Purchase

On October 16, 2023, the Company entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project (see Note 6); the Assets are situated in what is known as the “Hangman Hollow Area” of the McCool Ranch Oil Field. The acquired property is an oil field developed with oil wells, a water-disposal well, steam generator, boiler, various tanks, in-field steam pipelines, oil pipelines and other facilities. The property is fully and properly permitted for oil and gas production, cyclic- steam injection and water disposal; however, it is currently idle (i.e., not producing), although operations to restart production have begun. The Company initially recorded a payment of $100,000 upon execution of the McCool Ranch Purchase Agreement, at which time Trio LLC began refurbishment operations with respect to the San Ardo WD-1 water disposal well (the “WD-1”) to determine if it is capable of reasonably serving the produced water needs for the assets, which Refurbishment was successfully accomplished. With Refurbishment successfully accomplished, the Company will pay an additional $400,000, which shall be used in restarting production operations on the assets. As of October 31, 2023, the Company has recorded the $100,000 payment as a capitalized cost; the balance is reflected in the balance of the oil and gas property as of year-end.

Additional Working Interest – South Salinas Project

In April 2023, the Company paid Trio LLC approximately $60,000 to acquire an additional 3.026471% working interest in the South Salinas Project, of which working interest amount is one-half (1/2) of the working interest that was acquired by Trio LLC; this amount was capitalized and is reflected in the balance of the oil and gas property (see Note 6).

F-32

NOTE 6 – RELATED PARTY TRANSACTIONS

South Salinas Project – Related Party

The Company was originally formed to acquire Trio LLC’s working interest in the South Salinas Project, and subsequently partner with certain members of Trio LLC’s management to develop and operate those assets (see Note 1, Note 5). Trio LLC operates the South Salinas on behalf of the Company, and as operator, conducts and has full control of the operations and acts in the capacity of an independent contractor. Trio LLC currently holds a 3.8% working interest in the South Salinas Project and the Company holds an 85.75% working interest. The Company advances funds to Trio LLC to develop and operate the assets in the South Salinas Project; such funds have been classified in the long-term asset section of the balance sheet as Advance to Operators since April 2022, and as of October 31, 2023 and 2022, the balance of this account was $0 and $1,900,000, respectively.

Optioned Assets with Related Party

On December 22, 2022, the Company and Trio LLC entered into the Fourth Amendment to the Trio LLC PSA. Per the terms of the Fourth Amendment, the Company was granted a 120-day option (commencing on January 1, 2023) to acquire any or all of the following three assets currently owned in part by Trio LLC (the “Optioned Assets”). The price for this option was $150,000, which was paid by the Company to Trio LLC in April 2023; this amount was capitalized and is reflected in the balance of the oil and gas property. The Optioned Assets are as follows:

●	The Hangman Hollow Field asset with an option to acquire Trio LLC’s 44% working interest and their Operatorship;
●	The Kern Front Field asset with an option to acquire Trio LLC’s 22% working interest and their Operatorship; and
●	The Union Avenue Field with an option to acquire Trio LLC’s 20% working interest and their Operatorship;

McCool Ranch Oil Field Asset Purchase – Related Party

On October 16, 2023, the Company entered into an agreement (“McCool Ranch Purchase Agreement”) with Trio LLC for purchase of a 21.918315% working interest in the McCool Ranch Oil Field located in Monterey County near the Company’s flagship South Salinas Project (see Note 6); the Assets are situated in what is known as the “Hangman Hollow Area” of the McCool Ranch Oil Field. The acquired property is an oil field developed with oil wells, a water-disposal well, steam generator, boiler, various tanks, in-field steam pipelines, oil pipelines and other facilities. The property is fully and properly permitted for oil and gas production, cyclic- steam injection and water disposal; however, it is currently idle (i.e., not producing), although operations to restart production have begun. The Company initially recorded a payment of $100,000 upon execution of the McCool Ranch Purchase Agreement, at which time Trio LLC began refurbishment operations with respect to the San Ardo WD-1 water disposal well (the “WD-1”) to determine if it is capable of reasonably serving the produced water needs for the assets, which Refurbishment was successfully accomplished. With Refurbishment successfully accomplished, the Company will pay an additional $400,000, which shall be used in restarting production operations on the assets. As of October 31, 2023, the Company has recorded the $100,000 payment as a capitalized cost; the balance is reflected in the balance of the oil and gas property as of year-end.

Additional Working Interest – South Salinas Project – Related Party

In April 2023, the Company paid Trio LLC approximately $60,000 to acquire an additional 3.026471% working interest in the South Salinas Project, of which working interest amount is one-half (1/2) of the working interest that was acquired by Trio LLC; this amount was capitalized and is reflected in the balance of the oil and gas property.

Notes Payable – Related Party

On September 14, 2021, the Company entered into a note payable with Trio LLC as part of the agreement for the purchase of an 82.75% working interest in the South Salinas Project (see Note 1). Per the Third Amendment signed on May 27, 2022, a portion of a previous payment made to Trio LLC was used to fund a lease extension payment to a third-party; as the payment previously made was to be used for other expenditures, the amount used to fund the lease extension was added to the remaining amount due to Trio LLC, increasing it from $780,000 to $1,032,512. Per an extension to the Fourth Amendment to the Trio LLC PSA, the Company made the final payment of $1,032,512 upon the consummation of the IPO. As of October 31, 2023 and 2022, the balance of the note payable was $0 and $1,025,497, respectively, with interest expense recognized of $7,015 and $120,337 for the years ended October 31, 2023 and 2022, respectively. Total payments made on the note payable for the years ended October 31, 2023 and 2022 were $1,032,512, and $2,920,000, respectively.

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Restricted Stock Units (“RSUs”) issued to Directors

On July 11, 2022, the Company issued 60,000 shares of its $0.0001 par common stock to each of its five outside Directors with a fair value of $0.29 per share for an aggregate grant date value of $88,200. The fair value was calculated via a third-party valuation performed using income and market methods, as well as a discounted cash flow method, with the terminal value using a market multiples method, adjusted for a lack of marketability. The shares, or RSUs, vest in full upon the six-month anniversary of the IPO, subject to the directors’ continued service on the vesting date; upon issuance, the shares will be fully paid and non-assessable. Upon consummation of the IPO, the vesting period for these shares began and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation in the amount of $88,200 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $0 as of the period ended October 31, 2023.

On September 2, 2023, the Company issued an aggregate 425,000 shares of its $0.0001 par common stock to four outside directors with a fair value of $0.64 per share for a grant date value of $273,275. The shares, or RSUs, vest in full upon the six-month anniversary of the vesting commencement date (or August 28,2023), subject to the directors’ continued service on the vesting date. For the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation in the amount of $96,016 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $177,259 as of the period ended October 31, 2023.

Restricted Shares issued to Executives and Employees

In February 2022, the Company entered into employee agreements with Frank Ingriselli (Chief Executive Officer or “CEO”) and Greg Overholtzer (Chief Financial Officer or “CFO”) which, among other things, provided for the grant of restricted shares in the amounts of 1,000,000 and 100,000, respectively, pursuant to the 2022 Equity Incentive Plan (“the Plan”). Per the terms of the employee agreements, subject to continued employment, the restricted shares vest over a two-year period, under which 25% will vest upon the earlier of three months after the IPO or six months after the grant date. After this date, the remainder vest in equal tranches every six months until fully vested. As the Plan was not adopted until October 17, 2022 (see Note 7), these shares will be recorded as of that date at a fair value of $0.294 per share; such value was calculated via a third-party valuation performed using income and market methods, as well as a discounted cash flow method, with the terminal value using a market multiples method, adjusted for a lack of marketability (see Note 10). As of October 31, 2022, the Company recorded 1,100,000 restricted shares at a fair value of $323,400, and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation of $161,700 and $6,202, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $155,498 as of October 31, 2023.

In May 2023, the Company entered into six employee agreements which, among other things, provided for the grant of an aggregate of 700,000 restricted shares pursuant to the Plan. Per the terms of the employee agreements, subject to continued employment, the restricted shares vest as follows: 25% of the shares will vest five months after the issuance date, after which the remainder vest in equal tranches every six months until fully vested. The shares were recorded on the date of issuance at a fair value of $2.15 per share for an aggregate fair value of $1,505,000, and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation of $440,219 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $1,064,781 as of the period ended October 31, 2023.

On July 20, 2023, pursuant to the Ingriselli Employment Agreement (see above), the Company issued 200,000 restricted shares (subject to the Plan) as a discretionary annual bonus at a fair value of $1.07 per share to Mr. Ingriselli for an aggregate fair value of $213,000. The shares vested fully on July 24, 2023 and the Company recognized stock-based compensation of $213,000 within stock-based compensation expenses on the income statement for the period ended July 31, 2023.

On October 16, 2023, the Company and Michael L. Peterson entered into an employment agreement (the “Peterson Employment Agreement”), effective as of October 23, 2023, pursuant to which Mr. Peterson will serve as Chief Executive Officer of the Company, replacing Mr. Ingriselli. Pursuant to the Peterson Employment Agreement, Mr. Peterson will be paid an annual base salary of $350,000. In addition, Mr. Peterson is entitled to receive, subject to his continuing employment with the Company on the applicable date of the bonus payout, an annual target discretionary bonus of up to 100% of his annual base salary, payable at the discretion of the Compensation Committee of the Board based upon the Company’s and Mr. Peterson’s achievement of objectives and milestones to be determined on an annual basis by the Board.

Pursuant to the Peterson Employment Agreement, the Company issued Mr. Peterson is a grant of 1,000,000 shares of restricted stock pursuant to the Company’s Omnibus Incentive Compensation Plan (the “Plan”) at a fair value of $0.27 per share for a grant date fair value of $271,000. The restricted stock grant vests over a period of two years, with 25% of the shares of restricted stock vesting six months after the Peterson Employment Agreement Effective Date, and the remainder vesting in equal tranches on each of the 12-, 18-, and 24-month anniversary dates of the Peterson Employment Agreement. As of October 31, 2023, the Company recognized stock-based compensation of $3,341 within stock-based compensation expenses on the income statement, with unrecognized expense of $267,659.

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Consulting Agreement – Related Party

On October 6, 2023, Mr. Ingriselli delivered notice of his resignation as the Company’s Chief Executive Officer, effective on October 23, 2023. Upon his resignation, Mr. Ingriselli will continue as a director and hold the title of “Vice Chairman” of the Board of Directors of the Company. In addition, on October 16, 2023, the Company and Global Venture Investments LLC (“Consultant”), a Delaware Limited Liability Company and a wholly owned consulting firm owned 100% by Mr. Ingriselli, entered into a consulting agreement, effective as of the date of resignation and continuing through December 31, 2023.  Pursuant to the Consulting Agreement, the Company will pay Mr. Ingriselli a cash consulting fee equal to $10,000 per month, payable within five business days after the commencement of each calendar month during the term of the Consulting Agreement. The Consulting Agreement terminated on December 31, 2023, in accordance with its terms.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

Unproved Property Leases

As of October 31, 2023, the Company holds various leases related to the unproved properties of the South Salinas Project (see Note 5); two of the leases are held with the same lessor. The first lease, which covers 8,417 acres, was amended on May 27, 2022 to provide for an extension of then-current force majeure status for an additional, uncontested twelve months, during which the Company would be released from having to evidence to the lessor the existence of force majeure conditions. As consideration for the granting of the lease extension, the Company paid the lessor a one-time, non-refundable payment of $252,512; this amount was capitalized and reflected in the balance of the oil and gas property as of October 31, 2022. The extension period commenced on June 19, 2022; as of October 31, 2023, the “force majeure” status has been extinguished by the drilling of the HV-1 well, and the validity of the lease is maintained by the drilling of the well, which is in production testing.

The second lease covers 160 acres of the South Salinas Project; it is currently held by delay rental and is renewed every three years. Until drilling commences, the Company is required to make delay rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the delay rental payment for the period from October 2022 through October 2023.

During February and March of 2023, the Company entered into additional leases related to the unproved properties of the South Salinas Project with two groups of lessors. The first group of leases covers 360 acres and has a term of 20 years; the Company is required to make rental payments of $25/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period February 2023 through February 2024. The second group of leases covers 307.75 acres and has a term of 20 years; the Company is required to make rental payments of $30/acre per year. The Company is currently in compliance with this requirement and has paid in advance the rental payment for the period from March 2023 through March 2024.

As of October 31, 2023, the Company assessed the unproved properties of the South Salinas Project and those adjacent to it for impairment, analyzing future drilling plans, leasehold expiration and the existence of any known dry holes in the area. Management concluded there is no impairment allowance required as of the balance sheet date.

Board of Directors Compensation

On July 11, 2022, the Company’s Board of Directors approved compensation for each of the non-employee directors of the Company, which would be effective upon the consummation of the IPO. Such compensation is structured as follows: an annual retainer of $50,000 cash plus an additional $10,000 for each Board committee upon which the Director serves, each paid quarterly in arrears. Payment for this approved compensation commenced upon successful completion of the Company’s IPO and as of October 31, 2023, the Company has recognized $156,154 in directors’ fees.

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Agreements with Advisors

On July 28, 2022, the Company entered into an agreement with Spartan Capital Securities, LLC (“Spartan”) whereby Spartan will serve as the exclusive agent, advisor or underwriter in any offering of securities of the Company for the term of the agreement, which is one year. The agreement provides for a $25,000 non-refundable advance upon execution of the agreement and completion of a bridge offering to be credited against the accountable expenses incurred by Spartan upon successful completion of the IPO, a cash fee or an underwriter discount of 7.5% of the aggregate proceeds raised in the IPO, warrants to purchase a number of common shares equal to 5% of the aggregate number of common shares placed in the IPO, an expense allowance of up to $150,000 for fees and expenses of legal counsel and other out-of-pocket expenses and 1% of the gross proceeds of the IPO to Spartan for non-accountable expenses. The agreement also provides for an option to Spartan that is exercisable within 45 days after the closing of the IPO to purchase up to an additional 15% of the total number of securities offered by the Company in the IPO. For a period of 18 months following the July 28, 2023 expiration of the agreement, Spartan shall be entitled to receive the same 7.5% cash fee and 5% warrant coverage compensation under the “tail” terms of the agreement with respect to financing transactions the Company consummates with any party contacted or introduced by Spartan to the Company prior to the expiration of the Spartan agreement.

On April 20, 2023, pursuant to the agreement above, the Company issued representative warrants to Spartan to purchase up to an aggregate of 100,000 shares of common stock; these warrants may be exercised commencing from the closing of the Offering and expiring five years from the effective date of the registration statement at an exercise price of $3.30 (110% of the public offering price of the common stock).

Trio LLC – Monthly Consulting Fee

Pursuant to the Fourth Amendment to the Trio LLC PSA, the Company agreed, retroactively commencing on May 1, 2022, to accrue a monthly consulting fee of $35,000, due and payable by the Company to Trio LLC. This fee is intended to cover the work being done for the Company by Trio LLC’s employees prior to the closing date of the Company’s IPO. As of October 31, 2023, the Company has accrued and paid $406,000 in fees for these services.

On May 1, 2023, the Company entered into six employment agreements with Trio LLC employees; the agreements provide for compensation and restricted shares pursuant to the Plan (see Note 10) with a start date of May 1, 2023, provided that each individual continues to serve as an employee of Trio LLC on a part-time basis.

NOTE 8 – INCOME TAXES

The Company accounts for income taxes under ASC 740-10, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

Significant components of the Company’s deferred tax assets are summarized below.

	As of October 31,	As of October 31,
	2023	2022
Deferred tax assets:
Net operating loss carry forwards	$1,095,000	$797,000
Total deferred tax asset	1,095,000	797,000
Valuation allowance	(1,095,000)	(797,000)
	$-	$-

As of October 31, 2023 and 2022, the Company had approximately $1,095,000 and $797,000, respectively, in net operating loss carry-forwards for federal and state income tax reporting (tax effected) purposes. As a result of the Tax Cuts Job Act 2017 (the “Act”), certain future carryforwards do not expire. The Company has not performed a formal analysis but believes its ability to use such net operating losses and tax credit carryforwards in the future is subject to annual limitations due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code, which will significantly impact its ability to realize these deferred tax assets.

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The Company recorded a valuation allowance in the full amount of its net deferred tax assets since realization of such tax benefits has been determined by the Company’s management to be less likely than not. The valuation allowance increased $298,000 and $776,000 during the years ended October 31, 2023 and 2022, respectively.

A reconciliation of the statutory federal income tax benefit to actual tax benefit is as follows:

	As of October 31,	As of October 31,
	2023	2022
Federal statutory blended income tax rates	(21)%	(21)%
State statutory income tax rate, net of federal benefit	-%	-%
Change in valuation allowance	21%	21%
Effective tax rate	-%	-%

As of the date of this filing, the Company has not filed its 2023 federal and state corporate income tax returns. The Company expects to file these documents as soon as practicable.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 9 – NOTES PAYABLE

Notes payable as of October 31, 2023 and 2022 consisted of the following:

	As of October 31,	As of October 31,
	2023	2022
Notes payable – related party, net of discounts	$-	$1,025,497
Notes payable – investors, net of discounts	-	4,137,720
Bridge note, net of discounts	-	265,719
Convertible note, net of discounts	1,217,597	-
Total Notes payable	$1,217,597	$5,428,936

Notes Payable – Related Party

On September 14, 2021, the Company entered into a note payable with Trio LLC as part of the agreement for the purchase of an 82.75% working interest in the South Salinas Project (see Note 1). Per the Third Amendment signed on May 27, 2022, a portion of a previous payment made to Trio LLC was used to fund a lease extension payment to a third-party; as the payment previously made was to be used for other expenditures, the amount used to fund the lease extension was added to the remaining amount due to Trio LLC, increasing it from $780,000 to $1,032,512. Per an extension to the Fourth Amendment to the Trio LLC PSA, the Company made the final payment of $1,032,512 upon the consummation of the IPO. As of October 31, 2023 and 2022, the balance of the note payable was $0 and $1,025,497, respectively, with interest expense recognized of $7,015 and $120,337 for the years ended October 31, 2023, respectively. Total payments made on the note payable for years ended October 31, 2023 and 2022 were $1,032,512 and $2,920,000, respectively.

Notes Payable – Investors (January 2022 SPA)

On January 28, 2022, the Company entered into the January 2022 SPA with GPL, pursuant to which (i) in exchange for $4,500,000 in consideration, the Company issued senior secured convertible promissory notes (the “January 2022 Notes”) with an aggregate principal amount of $4,500,000 (ii) the Company issued warrants to purchase up to 50% of the number of shares of Common Stock issued upon the full conversion of the January 2022 Notes, and (iii) conditional upon a successful IPO, the Company agreed to issue commitment shares (“Commitment Shares”) to the investors (“GPL Investors”) upon the date of the Company’s IPO. The Notes were collateralized with a security interest in the oil and gas properties, which was to be perfected by April 28, 2022. In the event the collateral was not perfected by April 28, 2022, the Company was required to deliver 4,500,000 shares (“Default Shares”) to the investors. The Default Shares were initially held in escrow until the earlier of a) the granting and perfection of the security interest, b) the conversion of the January 2022 Notes upon the IPO or c) April 28, 2022. As the Company failed to perfect the security interest and no IPO occurred by April 28, 2022, the Default Shares were delivered to the investors on April 28, 2022. The shares were issued at a fair value of $0.29 per share for an aggregate value of $1,322,933, and this amount was recognized as penalty fees related to debt on the income statement.

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The January 2022 Notes have a maturity date on the earlier of April 30, 2023 (such maturity date being extended initially from January 28, 2023 pursuant to the amendment to the January 2022 Notes signed on January 23, 2023 and again from February 28, 2023 pursuant to the second amendment to the January 2022 Notes signed on February 23, 2023) or the IPO and bear interest at a rate of 8% per annum, which is to be accrued and paid on the maturity date. Because the Company’s IPO did not occur by August 1, 2022 and the Company did not default on the January 2022 Notes, the interest percentage increased to 15% per annum. The principal and interest payable on the January 2022 Notes will automatically convert into shares upon the IPO. The conversion price is the lesser of i) the IPO price multiplied by the discount of 50% or ii) the opening price of the shares of Common Stock on the trading day following the date of the consummation of the IPO multiplied by the discount of 50%. The number of conversion shares is the outstanding principal amount divided by the conversion price. Upon the consummation of the IPO, the debt will convert into a fixed dollar amount of $9,000,000 of a variable number of shares.

Upon consummation of its IPO, the Company converted the aggregate outstanding principal and accrued interest balances of $4,500,000 and $664,875, respectively, into 5,038,902 shares of common stock; the number of conversion shares was calculated by dividing the aggregate balance of $5,164,875 by the opening trading price of its common stock on April 19, 2023 of $2.05, with a discount applied of 50%. The Company also issued 375,000 commitment shares, the number of which was calculated by taking 25% of the outstanding principal balance of $4,500,000 and dividing it by the IPO price of $3.00 per share, with the expense for issuing the commitment shares being recognized as a loss on the income statement as of April 30, 2023. As of October 31, 2023 and 2022, the balance of the Notes payable was $0 and $4,137,720, with interest expense of $674,405 and $1,136,811 for the years ended October 31, 2023 and 2022, respectively.

Bridge Note

During September 2022, the Company entered into an agreement or bridge note (“Bridge Note”) with three investors; the Bridge Note includes original issue discount senior notes (“Notes”) with gross proceeds of $444,000, a 10% Original Issue Discount (“OID”) of $44,000 and debt issuance costs of $70,438, for net proceeds of $329,562 to the Company. The Bridge Note included pre-funded warrants that permit the investors to purchase a number of shares of the Company’s common stock (equal to 100% of the original principal amount of the Notes), which can be exercised from the date of the warrant agreement to five years from the date of the Company’s IPO at an exercise price of $0.01. The Notes had a maturity date of the earlier of i) April 30, 2023 or ii) the completion of the IPO. The Notes bore interest at 8% per annum, which would waived if the Company completed a successful IPO within 90 days of the closing of financing; in the event of default, the interest percentage would increase to 15% per annum.

The Company also issued pre-funded warrants in connection with the Bridge Note to purchase a number of shares equal to the number of dollars of the Notes, or 400,000, at an exercise price of $0.01 per share; the Company determined the warrants are equity classified and can be exercised at any time from the date of the warrant agreement to five years from the date of the completion of the IPO. The Company also incurred debt issuance costs of $70,438 in connection with the issuance of the Notes and warrants. The values of the OID, warrants and debt issuance costs are recorded as debt discounts and amortized over the life of the Notes as interest expense.

Upon consummation of its IPO, the Company repaid the Bridge Note in the amount of $440,000 and interest was waived by the investors. As of October 31, 2023 and 2022, the balance of the Bridge Note (which is included within the Notes payable – investors, net of discounts line item on the balance sheet) is $0 and $265,719, respectively, with interest expense of $174,281 and $51,040 for the years ended October 31, 2023 and 2022, respectively.

Convertible note – investors (October 2023 SPA)

On October 4, 2023, the Company entered into a securities purchase agreement (the “October 2023 SPA”) with an investor; the October 2023 SPA provides for loans in an aggregate principal amount of up to $3.5 million under two tranches, with first and second tranche fund amounts of $2.0 million and $1.5 million, respectively. The first tranche will be immediately funded upon closing and the second tranche will be funded after the Company provides written confirmation to the investor and subject to the mutual consent of the investor and the Company that (i) stockholder approval of the transactions has been obtained for the purpose of complying with the NYSE/NYSE American Rules; (ii) that a resale Registration Statement on Form S-1 (the “Resale Registration Statement”) has been declared effective by the SEC for the registration of the shares of Common Stock issuable upon conversion of the Note and the Warrant and (iii) there is no Event of Default (as defined in the October 2023 SPA that has occurred or will occur as a result of such additional funding and in full force and effect).

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In consideration for the investor’s funding of the first tranche, the Company issued and sold to the investor, in a private placement, i) a senior secured convertible promissory note in the aggregate principal amount of $2,000,000 (the “Note”) and ii) a warrant to purchase up to 866,702 shares of Common Stock at an initial exercise price of $1.20 per share of Common Stock, subject to certain adjustments (the “Common Warrant”). The Note is initially convertible into shares of Common Stock at conversion price of $1.20, subject to certain adjustments (the “Conversion Price”), provided that the Conversion Price shall not be reduced below $0.35 (the “Floor Price”). The Note does not bear any interest and matures on April 4, 2025.

Upon the initial funding on October 4, 2023, the Company recorded gross proceeds of approximately $2.0 million, a 7% original issue discount of $140,000 and debt issuance costs of $350,320, for net proceeds of approximately $1.5 million. The Company also issued a warrant to purchase up to 866,702 shares of common stock with an aggregate relative fair value of $332,630; the factors used to determine fair value were a share price of $0.55, an exercise price of $1.20, an expected term of 5 years, annualized volatility of 137.10%, a dividend rate of zero percent and a discount rate of 4.72%.

Commencing on the earlier of (i) the day that is the four months after October 4, 2023 and (ii) the date on which the first Resale Registration Statement shall have been declared effective by the SEC, the Company is required to pay to the investor the outstanding principal balance under the Note in monthly installments, on such date and each one (1) month anniversary thereof, in an amount equal to 103% of the total principal amount multiplied by the quotient determined by dividing one by the number of months remaining until the maturity date of the Note, until the outstanding principal amount has been paid in full or, if earlier, upon acceleration, conversion or redemption of the Note in accordance with its terms. All monthly payments are payable by the Company, in cash, provided that under certain circumstances, as provided in the Note, the Company may elect to pay in shares of Common Stock.

As collateral for the obligations under the October 2023 SPA, the Company has granted to the investor a senior security interest in all of the Company’s assets (inclusive of intellectual property), subject to certain exceptions, as set forth in the Security Agreement (as defined in the October 2023 SPA). The Company has also entered into a Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statement (the “Deed of Trust”) with the Investor granting to the Investor a security interest in certain oil and gas interests held by the Company in California (the “Deed of Trust”).

In connection with the October 2023 SPA, on October 4, 2023, the Company entered into voting agreements (collectively, the “Voting Agreements”) with certain Company stockholders, directors and officers, representing any aggregate of 4,025,000 shares of Common Stock, including Frank Ingriselli, the Company’s Chief Executive Officer, and a certain entity affiliated with Mr. Ingriselli. Pursuant to the Voting Agreements, each stockholder party thereto has agreed to vote its shares of Common Stock to approve the issuance of the securities under the Securities Purchase Agreement for the purpose of complying with the applicable NYSE/NYSE American Rules requiring stockholder approval for the Company’s issuance of shares of Common Stock, in connection with the transactions contemplated under the October 2023 SPA, in excess of 20% of the number of shares of Common Stock outstanding on the date hereof. Each Voting Agreement will terminate upon the sufficient stockholder vote required to approve the stockholder proposals in connection with respect to the transactions contemplated in the October 2023 SPA (the “Voting Agreement Expiration Date”).

In connection with the October 2023 SPA, on October 4, 2023, the Company entered into a registration rights agreement (the “October 2023 RRA”) with the investor pursuant to which the Registrable Securities (as defined therein) held by the investor, subject to certain conditions, are entitled to registration under the Securities Act. Pursuant to October 2023 RRA, the Company is required to, within 30 days after the date thereof, and within 10 days after the Closing of the Second Tranche (as such term is defined in the October 2023 SPA), file with the SEC (at the Company’s sole cost and expense) a Resale Registration Statement and to cause such Resale Registration Statement to be effective within 60 days after the applicable filing date, covering the resale by the Investor of the Registrable Securities.

Under the terms of the October 2023 SPA, the October 2023 RRA and the Note, the Company is required to reserve and register 13,161,976 shares of Common Stock in a Resale Registration Statement which such number represents 200% of the number of shares on the exercise of the Common Warrants and 200% of the number of shares upon the conversion of the Note.

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NOTE 10 – STOCKHOLDERS’ EQUITY

Common Shares

The Company is authorized to issue an aggregate of 500,000,000 shares. The authorized capital stock is divided into: (i) 490,000,000 shares of common stock having a par value of $0.0001 per share and (ii) 10,000,000 shares of preferred stock having a par value of $0.0001 per share.

In January 2022, the Company entered into the January 2022 SPA with GPL, which has warrants attached that are exercisable into up to 50% of the number of shares of common stock issued upon full conversion of the Notes. The Company determined the warrants are equity classified and used a third party to perform a valuation to estimate their fair market value at January 28, 2022, which was $994,091.

On April 28, 2022, the Company issued 4,500,000 shares of its $0.0001 par common stock at a price of $0.29 per share for a total aggregate fair value of $1,322,933 to GPL as default shares in connection with the January 2022 SPA (see Note 3, Note 6 and Note 9).

On July 11, 2022, the Company issued 60,000 shares of its $0.0001 par common stock to each of its five outside Directors for a total aggregate amount of 300,000 shares. The shares, or RSUs, vest in full upon the six-month anniversary of the IPO, subject to the directors’ continued service on the vesting date; upon issuance, the shares will be fully paid and non-assessable. The RSUs were recorded at a fair value of $0.29 per share for a total value of $88,200. Upon consummation of the IPO, the vesting period for these shares began and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation in the amount of $88,200 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $0 as of the period ended October 31, 2023.

On October 17, 2022, the Company issued 1,100,000 restricted shares to two of its executives pursuant to the Plan. As the Plan was not adopted until October 17, 2022, these shares were recorded as of that date at a fair value of $0.29 per share; such value was calculated via a third-party valuation performed using income and market methods, as well as a discounted cash flow method, with the terminal value using a market multiples method, adjusted for a lack of marketability. As of October 31, 2022, the Company recorded 1,100,000 restricted shares at a fair value of $323,400 and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation of $161,700 and $6,202, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $155,498 as of October 31, 2023.

In December 2022, the Company entered into subscription agreements with two accredited investors for the aggregate issuance of 400,000 common shares for aggregate gross cash proceeds of $400,000. The common shares are $0.0001 par value and have a purchase price of $1.00 per share.

In April 2023, the Company consummated its IPO and sold 2,000,000 shares of common stock at a public offering price of $3.00 per share for gross proceeds of $6,000,000.

In April 2023, upon consummation of its IPO, the Company also issued 375,000 commitment shares, the number of which was calculated by taking 25% of the outstanding principal balance of the January 2022 Notes of $4,500,000 and dividing it by the IPO price of $3.00 per share

On April 20, 2023, the Company issued 12,500 shares of common stock at a fair value of $2.00 per share to consultants in exchange for services rendered; the aggregate amount of $25,000 was recorded as fees for professional services as of the end of the period.

On May 1, 2023, the Company issued 700,000 restricted shares to six of its employees pursuant to the Plan (see Note 6); the shares were recorded at a fair value of $2.15 per share for an aggregate grant date fair value of $1,505,000, and for the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation of $440,219 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $1,064,781 as of the period ended October 31, 2023.

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On May 2, 2023, June 23, 2023 and July 11, 2023, the Company issued 25,000, 100,000 and 100,000 shares of common stock, par value of $0.0001, respectively, at a fair value of $2.10, $0.88 and $1.21, respectively, to consultants in exchange for services rendered; the aggregate amounts of $52,500, $88,000 and $121,000, respectively, were recorded as fees for professional services as of the end of the period.

On June 30, 2023, the Company issued 48,000 shares of common stock, par value of $0.0001, at a fair value of $1.67 to Marcum, LLP for an aggregate amount of $80,159 for partial satisfaction of an account payable.

On June 30, 2023, the Company issued a Form S-1/A, which registered for resale (i) up to 3,149,314 shares of common stock, par value $0.0001 per share which the selling stockholders may acquire upon the exercise of outstanding common warrants and (ii) up to 500,000 shares of common stock, which the selling stockholders may acquire upon the exercise of outstanding pre-funded warrants. Such warrants were issued to the selling stockholders in connection with securities purchase agreements entered into on January 28, 2022 and September 20, 2022. The Company recorded 699,848 shares of common stock that are not exercised but registered in accordance with their common warrant agreements and 500,000 shares of common stock that are not exercised but registered in accordance with their pre-funded warrant agreements upon the filing of this Form S-1/A.

On July 20, 2023, the Company issued 200,000 restricted shares pursuant to the Plan to Mr. Ingriselli (see Note 6) at a fair value of $1.07 per share for an aggregate fair value of $213,000. The shares vested fully on July 24, 2023 and the Company recognized stock-based compensation for the full value of the shares as of the end of the period.

On September 2, 2023, the Company issued 425,000 shares of its $0.0001 par common stock to four outside Directors with a fair value of $0.64 per share for a grant date value of $273,275. The shares, or RSUs, vest in full upon the six-month anniversary of the vesting commencement date (or August 28,2023), subject to the directors’ continued service on the vesting date. For the years ended October 31, 2023 and 2022, the Company recognized stock-based compensation in the amount of $96,016 and $0, respectively, within stock-based compensation expenses on the income statement, with unrecognized expense of $177,259 as of the period ended October 31, 2023.

On October 16, 2023, pursuant to the Peterson Employment Agreement, the Company issued Mr. Peterson is a grant of 1,000,000 shares of restricted stock pursuant to the Plan at a fair value of $0.27 per share for a grant date fair value of $271,000. The restricted stock grant vests over a period of two years, with 25% of the shares of restricted stock vesting six months after the Peterson Employment Agreement Effective Date, and the remainder vesting in equal tranches on each of the 12-, 18-, and 24-month anniversary dates of the Peterson Employment Agreement. As of October 31, 2023, the Company recognized stock-based compensation of $3,341 within stock-based compensation expenses on the income statement, with unrecognized expense of $267,659.

Warrants

January 2022 SPA with GPL Warrants

In January 2022, the Company entered into the January 2022 SPA with GPL, which had warrants attached that were exercisable into up to 50% of the number of shares of common stock issued upon full conversion of the Notes. The Company determined the warrants were equity classified and used a third party to perform a valuation to estimate their fair market value at January 28, 2022, which was $994,091. The factors used to determine their fair value were a term of 3 years, volatility of 92%, a share price based on comparable companies and an exercise price of 50% of the stock price upon the Company’s IPO.

Upon consummation of the IPO, the Company issued an aggregate of 2,519,451 warrants to the GPL investors at an exercise price of $1.03 and an expiration date of 3 years from the date of the IPO; on July 10, 2023, the Company entered into amendments to the warrant agreements with five of the six investors, whereby i) the exercise price was reduced from $1.03 to $0.80 and ii) the number of warrants was increased by a factor of 1.25 or 489,893 warrants in order to induce full, immediate exercise. Accordingly, 2,449,466 warrants (original number of warrants was 1,959,573) were exercised at an exercise price of $0.80 per share for aggregate proceeds (net of equity issuance costs of $146,938) of $1,812,635. The shares issued for the exercise of these warrants were registered for resale as part of the Form S-1/A filed on June 30, 2023. The Company accounted for the amendments as warrant modifications, whereby the effect of the modifications is measured as the difference in relative fair value immediately before the modification and after the modification; and any increase to the relative fair value is recognized as equity issuance costs.

F-41

To assess for the change in relative fair value, the Company performed a Black Scholes Option Model calculation to quantify the fair value of 1,959,573 common warrants under their original terms as of the modification date using the following assumptions: a share price of $1.43, an exercise price of $1.03, an expected term of 3.0 years, volatility of 136%, a dividend rate of 0% and a discount rate of 4.54%. The Company then performed a Black Scholes Option Model calculation to quantify the fair value of 2,449,466 common warrants with their new modified terms as of the modification date using the following assumptions: a share price of $1.53, an exercise price of $0.80, an expected term of 3.0 years, volatility of 136%, a dividend rate of 0% and a discount rate of 4.54%. The aggregate difference of approximately $0.3 million between the two calculated amounts was recorded as an equity issuance cost within equity during the period to account for the change in relative fair value.

On September 20, 2023, the Company and the sixth GPL investor entered into an amendment to their particular warrant agreement, pursuant to which the Company agreed to amend the warrant held by the holder in order to (i) reduce the exercise price of the warrant from an exercise price of $1.03 per share to $0.11 per share and (ii) add a customary cashless exercise provision to the warrant. On September 21, 2023, the holder delivered a notice of exercise to the Company exercising the Warrant, in full, on a “cashless basis,” pursuant to which an aggregate of 451,831 shares of common stock were issued to the holder on or before September 25, 2023.

The Company accounted for the amendments as warrant modifications, whereby the effect of the modifications is measured as the difference in relative fair value immediately before the modification and after the modification; and any increase to the relative fair value is recognized as equity issuance costs.

To assess for the change in relative fair value, the Company performed a Black Scholes Option Model calculation to quantify the fair value of 559,878 common warrants under their original terms as of the modification date using the following assumptions: a share price of $0.57, an exercise price of $1.03, an expected term of 3.0 years, volatility of 148%, a dividend rate of 0% and a discount rate of 4.82%. The Company then performed a Black Scholes Option Model calculation to quantify the fair value of 451,831 common warrants with their new modified terms as of the modification date using the following assumptions: a share price of $0.57, an exercise price of $0.11, an expected term of 3.0 years, volatility of 148%, a dividend rate of 0% and a discount rate of 4.82%. The aggregate difference of less than $1,000 between the two calculated amounts was recorded as an equity issuance cost within equity during the period to account for the change in relative fair value.

Other Warrants

In December 2022, the Company entered into subscription agreements with two accredited investors for the aggregate issuance of 400,000 common shares, as well as warrants to purchase additional shares up to the initial subscription amount; the warrants are exercisable for two years and have an exercise price equal to fifty percent of the price per share the Company sells its common shares in its IPO. The warrants were determined to be equity classified and were recorded at fair value in additional paid-in capital on the balance sheet for the period. Their fair value was based on the price the third-party investors paid for the original subscription agreements described above.

The Company also issued warrants to purchase 100,000 shares of common stock to the underwriters at an exercise price of $3.30 per share (110% of public offering price).

F-42

A summary of the warrant activity during the years ended October 31, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value

Outstanding, November 1, 2021	-	$-	-	$-
Issued	-	-	-	-
Outstanding, November 1, 2022	-	-	-	-
Issued	4,776,046	1.04	3.1	-
Exercised	(2,901,298)	1.03	-	-
Cancelled	-	-	-	-
Expired	(108,047)	-	-	-
Outstanding, October 31, 2023	1,766,702	$1.12	3.9	$211,200

Exercisable, October 31, 2023	1,766,702	$1.12	3.9	$211,200

A summary of outstanding and exercisable warrants as of October 31, 2023 is presented below:

Warrants Outstanding		Warrants Exercisable
		Weighted
		Average
Exercise	Number of	Remaining	Number of
Price	Shares	Life in Years	Shares
$0.01	400,000	4.5	400,000
$1.50	400,000	1.1	400,000
$3.30	100,000	4.5	100,000
$1.20	866,702	4.9	866,702
	1,766,702	3.9	1,766,702

F-43

Stock Options

A summary of the option activity during the years ended October 31, 2023 and 2022 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value

Outstanding, November 1, 2021	-	$-	-	$-
Issued	-	-	-	-
Outstanding, November 1, 2022	-	-	-	-
Issued	120,000	0.52	4.8	1,800
Exercised	-	-	-	-
Cancelled	-	-	-	-
Expired	-	-	-	-
Outstanding, October 31, 2023	120,000	$0.52	4.8	$1,800

Exercisable, October 31, 2023	90,000	$0.52	4.8	$1,350

A summary of outstanding and exercisable options as of October 31, 2023 and 2022 is presented below:

Options Outstanding		Options Exercisable
		Weighted
		Average
Exercise	Number of	Remaining	Number of
Price	Shares	Life in Years	Shares
$0.52	120,000	4.8	90,000
	120,000	4.8	90,000

On August 15, 2023, the Company issued five-year options to purchase 120,000 shares of the Company’s common stock to a consultant of the Company, pursuant to the Plan. The options have an exercise price of $0.52 per share and vest monthly over a period of 24 months, beginning on the vesting commencement date. The options have a grant date fair value of $55,711, which will be recognized over the vesting term.

The assumptions used in the Black-Scholes valuation method for these options issued in 2023 were as follows:

Risk free interest rate	4.36%
Expected term (years)	5.0
Expected volatility	137.1%
Expected dividends	0%

F-44

NOTE 11 – SUBSEQUENT EVENTS

In accordance with ASC 855 – Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events and transactions that occurred after October 31, 2023, through the date the financial statements were issued. Except for the following, there are no subsequent events identified that would require disclosure in the financial statements.

Resale Form S-1

On November 11, 2023, the Company filed a Form S-1 for the resale of i) up to 11,428,572 shares of common stock issuable upon conversion of a senior secured convertible promissory note, ii) up to 1,733,404 shares of common stock issuable upon exercise of a common warrant, and iii) up to 83,333 shares of common stock issuable upon exercise of a placement agent warrant.

First Amendment to the Resales Form S-1

On December 6, 2023, the Company filed the first amendment to the Form S-1 filed with the SEC on November 3, 2023.

Asphalt Ridge Option Agreement and Amendment

On November 10, 2023, the Company entered into a leasehold acquisition and development option agreement (“AR Agreement”) with Heavy Sweet Oil LLC (“Heavy Sweet”) to purchase up to a 20% production share (“Asphalt Ridge Option”) in certain leases in eastern Utah totaling 960 acres. The Asphalt Ridge Option has a term of nine months, through August 10, 2024, and gives the Company the exclusive right, but not the obligation, to acquire up to a 20% interest in the leases for $2,000,000, which may be invested in tranches, provided that the initial tranche closing occurs during the option period and subsequent tranches occur as soon thereafter as practical within the Asphalt Ridge Option period, with each tranche providing the Company a portion of the ownership of the leases. Upon receipt of any funding from the Company pursuant to the Asphalt Ridge Option, Heavy Sweet is required to pay that amount to the named operator of the properties, to pay for engineering, procurement, operations, sales, and logistics activities on the properties.

On December 29, 2023, the Company and Heavy Sweet entered into an Amendment to the AR Agreement (the “AR Amendment”), pursuant to which the Company and Heavy Sweet amended the AR Agreement to provide that, within three business days of the effective date of the AR Amendment, the Company would fund $200,000 of the $2,000,000 total purchase price in exchange for the Company receiving an immediate 2% interest in the leases, which advanced funds would be used solely for the building of roads and related infrastructure in furtherance of the development plan. On December 29, 2023, the Company paid the $200,000 advance to Heavy Sweet and was assigned a 2% interest in the leases.

Amendment to October 2023 SPA and Second Tranche Financing

On December 29, 2023, the Company and an investor entered into an Amendment to the October 2023 SPA (see Note 9), whereby in connection with the closing of the second tranche, (i) the fixed conversion price of the convertible promissory note issued and (ii) the exercise price of the warrant issued in connection with the second tranche were both reduced from $1.20 to $0.50. The closing of the second tranche will be in the principal amount of $550,000.

On January 2, 2024, the Company closed on the second tranche and received gross proceeds of $511,500; in consideration for the funding, the Company issued to the investor a note in the principal amount of $550,000 with a conversion price of $0.50, subject to certain adjustments and a warrant to purchase up to 445,561 shares of common stock at an initial exercise price of $0.50 per share, subject to certain adjustments.

F-45

UP TO [______]SHARES OF COMMON STOCK

[_______] PRE-FUNDED WARRANTS TO PURCHASE UP TO [______] SHARES OF COMMON STOCK

UP TO [_____] SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE PRE-FUNDED WARRANTS

, 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is a statement of estimated expenses in connection with the issuance and distribution of the securities being registered, excluding dealer-manager fees. All expenses incurred with respect to the registration of the common stock will be borne by us. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Item	Amount to be Paid
SEC registration fee	$1,033
FINRA filing fee	$1,550
Legal fees and expenses	$150,000
Accounting fees and expenses	$11,000
Transfer Agent and Warrant Agent Fees and expenses	$5,000
Printing and engraving expenses	5,000
Miscellaneous expenses	$133,917
Total	$307,500

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

II-1

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Common Stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

II-2

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by since our inception in July 2021. Also included is the consideration received by us for such unregistered securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

●	In September 2021, we issued 11,401,750 shares of our Common Stock to our initial investors, at a price per share of $1.00, for aggregate net proceeds of $11,401,750.

●	In January 2022, we consummated a round of financing with a group of six investors, pursuant to which we issued 4,500,000 shares of our common stock, at a price per share of $1.00, for aggregate net proceeds of $4,500,000.

●	In December 2022, we consummated a round of financing with a group of two investors, pursuant to which we issued 400,000 shares of our Common Stock, at a price per share of $1.00, and 400,000 December 2022 Warrants to purchase our Common Stock for 50% of the IPO price, for aggregate net proceeds of $400,000.

●	In connection with our Initial Public Offering, we issued 5,413,902 shares of Common Stock upon the conversion of the January 2022 Notes.

●	In April 2023, we issued 9,728 shares of our Common Stock to Apollo Shareholders Relations Ltd for consulting services rendered to the Company.

●	In April 2023, we issued 2,773 shares of our Common Stock to 14017421 Canada Inc. for consulting services rendered to the Company.

●	In May 2023, we issued 25,000 shares of our Common Stock to TraDigital Marketing Group, LLC for consulting services rendered to the Company.

●	In October 2023, we issued to (a) an institutional investor (i) a Senior Secured Original Issue 7% Discount Convertible Promissory Note in the principal amount of $2,000,000 and (ii) a Common Stock Purchase Warrant exercisable for up to 866,702 shares of Common Stock at an initial exercise price of $1.20 per share, subject to adjustment, and (b) Spartan Capital Securities LLC a Placement Agent Warrant Agreement exercisable for up to 866,702 shares of Common Stock at an initial exercise price of $1.32 per share, subject to adjustment.

●	In November 2023, we issued 200,000 shares of Common Stock to Outside the Box Capital as part of a marketing services agreement to assist the Company in social media and other community-driving mediums.

●	In January 2024, we issued to the same institutional investor we issued the Senior Secured Original Issue 7% Discount Convertible Promissory Note in October 2023 (i) a Senior Secured Original Issue 7% Discount Convertible Promissory Note in the principal amount of $550,000 and (ii) a Common Stock Purchase Warrant exercisable for up to 445,561 shares of Common Stock at an initial exercise price of $0.50 per share, subject to adjustment, and Spartan Capital Securities LLC a Placement Agent Warrant Agreement exercisable for up to 55,000 shares of Common Stock at an initial exercise price of $0.55 per share, subject to adjustment.

●	In March 2024 the Company issued to Michael L. Peterson, the Company’s Chief Executive Officer and a director, an Unsecured Subordinated Promissory Note in the principal amount of $125,000

●	In April 2024, the Company received issued to an investor a promissory note in the principal amount of $211,500.

The offer and sale of all securities listed in this item 15 was made to a limited number of accredited investors and qualified institutional buyers in reliance upon exemptions from the registration requirements pursuant to Section 4(a)(2) under the Securities Act and Regulation D promulgated under the Securities Act. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

II-3

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are being filed with this Registration Statement:

Exhibit Number	Description of Exhibit
1.1*	Form of Placement Agency Agreement between the Company and Spartan Capital Securities, LLC.
3.1	Amended & Restated Certificate of Incorporation of Trio Petroleum Corp (incorporated by reference to Exhibit 3.2 of the Company’s Amendment No. 4 to Form S-1 (File No. 333-267380), filed with the Commission on January 5, 2023).
3.2	Amended and Restated Bylaws of Trio Petroleum Corp. (incorporated by reference to Exhibit 3.4 of the Company’s Amendment No. 4 to Form S-1 (File No. 333-267380), filed with the Commission on January 5, 2023).
4.1	Specimen Common Stock Certificate evidencing the shares of Common Stock (incorporated by reference to Exhibit 4.1 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
4.2	Senior Secured Original Issue 7% Discount Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
4.3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
4.4	Placement Agent Warrant Agreement (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
4.5	Trio Petroleum Corp. Senior Secured Original Issue 7% Discount Convertible Promissory Note with an original issuance date of January 2, 2024. (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K, filed with the Commission on January 2, 2024).
4.6	Trio Petroleum Corp. Common Stock Purchase Warrant dated January 2, 2024 (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K, filed with the Commission on January 2, 2024).
4.7	Trio Petroleum Corp. Placement Agent Warrant Agreement - Common Stock Purchase Warrant dated January 2, 2024. (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 2, 2024).
4.8	Trio Petroleum Corp. Unsecured Subordinated Promissory Note in the principal amount of $125,000, with an issuance date of March 26, 2024 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on April 1, 2024).
4.9	Promissory Note in the principal amount of $211,500, with an issue date of March 27, 2024(incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K, filed with the Commission on April 8, 2024).
5.1*	Opinion of Ellenoff Grossman & Schole LLP
10.1

Bid Proposal and Daywork Drilling Contract – U.S., by and Between Trio Petroleum LLC and Ensign United States Drilling (California) Inc., dated April 19, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed with the Commission on April 25. 2023),

10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.3†	2022 Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.4†	Employment Agreement with Greg Overholtzer (incorporated by reference to Exhibit 10.4 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022.
10.5	Purchase and Sale Agreement with Trio Petroleum LLC (incorporated by reference to Exhibit 10.5 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.6	First Amendment to Purchase and Sale Agreement with Trio Petroleum LLC (incorporated by reference to Exhibit 10.6 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.7	Second Amendment to Purchase and Sale Agreement with Trio Petroleum LLC (incorporated by reference to Exhibit 10.7 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.8	Third Amendment to Purchase and Sale Agreement with Trio Petroleum LLC (incorporated by reference to Exhibit 10.8 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.9	Fourth Amendment to Purchase and Sale Agreement with Trio Petroleum LLC (incorporated by reference to Exhibit 10.9 of the Company’s Amendment No. 1 to Form S-1 (File No. 333-267380), filed with the Commission on January 5, 2023).
10.10	Blue Lease with Bradley Minerals (incorporated by reference to Exhibit 10.11 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.11	First Amendment to Blue Lease with Bradley Minerals (incorporated by reference to Exhibit 10.10 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).

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10.12	Red Lease with Bradley Minerals (incorporated by reference to Exhibit 10.11 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.13	First Amendment to Red Lease with Bradley Minerals (incorporated by reference to Exhibit 10.12 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.14	Second Amendment to Red Lease with Bradley Minerals (incorporated by reference to Exhibit 10.13 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.15	Third Amendment to Red Lease with Bradley Minerals (incorporated by reference to Exhibit 10.14 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022).
10.16	Fourth Amendment to Red Lease with Bradley Minerals (incorporated by reference to Exhibit 10.15 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022.
10.17	Fifth Amendment to Red Lease with Bradley Minerals (incorporated by reference to Exhibit 10.16 of the Company’s Form S-1 (File No. 333-267380), filed with the Commission on September 12, 2022.
10.18	Securities Purchase Agreement with GenCap Fund I LLC (incorporated by reference to Exhibit 10.17 of the Company’s Amendment No. 2 to Form S-1 (File No. 333-267380), filed with the Commission on November 18, 2022, as amended).
10.19	Convertible Promissory Note (included in Exhibit 10.18).
10.20	Warrant Agreement with GenCap Fund I LLC (included in Exhibit 10.18).
10.21	Security Agreement with GenCap Fund I LLC (included in Exhibit 10.18).
10.22	Registration Rights Agreement with GenCap Fund I LLC (included in Exhibit 10.18).
10.23	September 2022 Securities Purchase Agreement (incorporated by reference to Exhibit 10.23 of the Company’s Amendment No. 2 to Form S-1 (File No. 333-267380), filed with the Commission on November 18, 2022, as amended).
10.24	Original Issue Discount Note (included in Exhibit 10.23).
10.25	Pre-Funded Warrant (included in Exhibit 10.23).
10.26	Registration Rights Agreement (included in Exhibit 10.23).
10.27	Joint Operating Agreement (incorporated by reference to Exhibit 10.27 of the Company’s Amendment No. 2 to Form S-1 (File No. 333-267380), filed with the Commission on November 18, 2022, as amended).
10.28	December 2022 Subscription Agreement (incorporated by reference to Exhibit 10.28 of the Company’s Amendment No. 5 to Form S-1 (File No. 333-267380), filed with the Commission on January 20, 2023, as amended).
10.29	December 2022 Warrant (incorporated by reference to Exhibit 10.29 of the Company’s Amendment No. 5 to Form S-1 (File No. 333-267380), filed with the Commission on January 20, 2023, as amended).
10.30	First Amendment to Convertible Promissory Note with GenCap Fund I LLC (incorporated by reference to Exhibit 10.30 of the Company’s Amendment No. 6 to Form S-1 (File No. 333-267380), filed with the Commission on February 6, 2023, as amended).
10.31	Second Amendment to Convertible Promissory Note with GenCap Fund I LLC (incorporated by reference to Exhibit 10.31 of the Company’s Amendment No. 7 to Form S-1 (File No. 333-267380), filed with the Commission on February 28, 2023, as amended).
10.32	Extension Letter for Note Payable with Trio Petroleum LLC (incorporated by reference to Exhibit 10.32 of the Company’s Amendment No. 7 to Form S-1 (File No. 333-267380), filed with the Commission on February 28, 2023, as amended).
10.33	Third Amendment to Convertible Promissory Note with GenCap Fund I LLC (incorporated by reference to Exhibit 10.33 of the Company’s Amendment No. 8 to Form S-1 (File No. 333-267380), filed with the Commission on March 17, 2023, as amended).
10.34	Second Extension Letter for Note Payable with Trio Petroleum LLC (incorporated by reference to Exhibit 10.34 of the Company’s Amendment No. 8 to Form S-1 (File No. 333-267380), filed with the Commission on March 17, 2023, as amended).
10.35	Extension Letter for Original Issue Discount Note (incorporated by reference to Exhibit 10.35 of the Company’s Amendment No. 8 to Form S-1 (File No. 333-267380), filed with the Commission on March 17, 2023, as amended).
10.33†	Form of Employment Agreement with Stanford Eschner (incorporated by reference to Exhibit 10.31 of the Company’s Amendment No. 6 to Form S-1 (File No. 333-267380), filed with the Commission on February 6, 2023, as amended).

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10.34†	Form of Employment Agreement with Terence Eschner (incorporated by reference to Exhibit 10.32 of the Company’s Amendment No. 6 to Form S-1 (File No. 333-267380), filed with the Commission on February 6, 2023, as amended).
10.35†	Form of Employment Agreement with Steven Rowlee (incorporated by reference to Exhibit 10.33 of the Company’s Amendment No. 6 to Form S-1 (File No. 333-267380), filed with the Commission on February 6, 2023, as amended).
10.36	Underwriting Agreement, dated April 17, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on April 20, 2023).
10.37	Security Agreement, dated as of October 4, 2023, by and between the Investor and Trio Petroleum Corp. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
10.38	Securities Purchase Agreement, dated as of October 4, 2023, by and between the Investor and Trio Petroleum Corp (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
10.39	Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statement, dated as of October 4, 2023, from Trio Petroleum Corp. to Fidelity National Corporation in trust for the benefit of the Investor (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
10.40	Placement Agent Agreement, dated as of May 22, 2023 by and between Spartan Capital Securities LLC and Trio Petroleum Corp. (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
10.41	Registration Rights Agreement, dated October 4, 2023, by and between the Investor and Trio Petroleum Corp. (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
10.42	Voting Agreement entered into by the Company and Frank C. Ingriselli. (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K, filed with the Commission on October 4, 2023).
10.43	Amendment to Transaction Documents between the Investor and Trio Petroleum Corp., dated December 29, 2023. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on January 2, 2024).
10.44	Leasehold Acquisition and Development Agreement, dated November 10, 2023, entered into by and between Trio Petroleum Corp and Heavy Sweet Oil LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on January 5, 2024).
10.45	Amendment to Leasehold Acquisition and Development Agreement, dated December 29, 2023, entered into by and between Trio Petroleum Corp and Heavy Sweet Oil LLC (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed with the Commission on January 5, 2024)
10.46*	Form of Securities Purchase Agreement between the Company and the investors in the offering.
10.47*	Form of Lockup Agreement in connection with the offering (included as an Exhibit to the Placement Agency Agreement).
10.48	Securities Purchase Agreement between, the Company and the Investor signatory thereto, dated as of March 27, 2024 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on April 8, 2024).
16.1	Letter from Marcum LLP to the Securities Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Amendment No. 6 to Form S-1 (File No. 333-267380), filed with the Commission on February 6, 2023, as amended).
23.1**	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)
23.3**	Consent of KLS Petroleum Consulting LLC
24.1**	Power of Attorney (included on signature page)
99.1	Reserves Attributable to Trio Petroleum Corp South Salinas Area for Development Plan Phases 1 and 2 (incorporated by reference to Exhibit 99.1 of the Company’s Amendment No. 2 to Form S-1 (File No. 333-267380), filed with the Commission on November 18, 2022, as amended).
99.2	S. Salinas Area, Full Development Reserves Supplement to SEC Report Dated 1-28-2022 (incorporated by reference to Exhibit 99.2 of the Company’s Amendment No. 2 to Form S-1 (File No. 333-267380), filed with the Commission on November 18, 2022, as amended).
107*	Filing Fee Table
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment
**	Filed herewith
†	Includes management contracts and compensation plans and arrangements

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

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Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act “may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(i)	The undersigned Registrant hereby undertakes that it will:

a.	for determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the SEC declared it effective.

b.	for determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on this          day of April, 2024.

TRIO PETROLEUM CORP.

By:
Michael L. Peterson
Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. Peterson and Greg Overholtzer, as his or her true and lawful attorneys-in-fact and agents, with the full power of substitution, for him or her in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Michael L. Peterson	(principal executive officer)	April , 2024

Chief Financial Officer
Greg Overholtzer	(principal financial officer and principal accounting officer)	April , 2024

Executive Chairman and Director
Stan Eschner		April , 2024

President
Terry Eschner		April , 2024

Chief Operating Officer
Steven Rowlee		April , 2024

Vice Chairman and Director
Frank Ingriselli		April , 2024

Director
William J. Hunter		April , 2024

Director
John Randall		April , 2024

Director
Thomas J. Pernice		April , 2024

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